
11006913

Autodesk®
Annual Report

Fiscal Year 2011
Notice of Annual Meeting and Proxy Statement

Autodesk®

Autodesk®

May 3, 2011

Dear Autodesk Stockholder:

You are cordially invited to attend Autodesk's 2011 Annual Meeting of Stockholders to be held on Thursday, June 16, 2011 at 3:00 p.m., Pacific Time, at our San Francisco office, The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.

The 2011 Annual Meeting of Stockholders will be held for the following purposes:

1. to elect the nine directors listed in the accompanying Proxy Statement;
2. to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012;
3. to hold a non-binding vote on executive compensation;
4. to hold a non-binding vote on the frequency of executive compensation votes; and
5. to transact such other business as may properly come before the Annual Meeting.

The accompanying Notice of 2011 Annual Meeting of Stockholders and Proxy Statement describe these proposals in greater detail. We encourage you to read this information carefully.

This year we are continuing to take advantage of a relatively new Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to all of our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the costs of printing and distributing our proxy materials without impacting our stockholders' timely access to this important information.

We hope that you will be able to attend this year's Annual Meeting. At the Annual Meeting we will report to our stockholders on fiscal 2011. There will be an opportunity for all stockholders present at the Annual Meeting to ask questions. Whether or not you plan to attend the meeting, please vote on the Internet or by telephone or request, sign and return a proxy card to ensure your representation at the meeting. Your vote is important.

On behalf of the Board of Directors, I would like to express our appreciation for your continued support of Autodesk.

Very truly yours,



Carl Bass
Chief Executive Officer and President

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NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

Time and Date

Thursday, June 16, 2011 at 3:00 p.m., Pacific Time.

Place

Autodesk's San Francisco office, located at: The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105.

Items of Business

(1) To elect the nine directors listed in the accompanying Proxy Statement to serve for the ensuing year and until their successors are duly elected and qualified.

(2) To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending January 31, 2012.

(3) To hold a non-binding vote on executive compensation.

(4) To hold a non-binding vote on the frequency of executive compensation votes.

(5) To transact such other business as may properly come before the Annual Meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice of 2011 Annual Meeting of Stockholders.

Adjournments and Postponements

Any action on the items of business described above may be considered at the Annual Meeting at the time and on the date specified above or at any time and date to which the Annual Meeting may be properly adjourned or postponed.

Record Date

You are entitled to vote if you were a stockholder of record as of the close of business on April 19, 2011.

Voting

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the Proxy Statement and vote on the Internet or by telephone or request and submit your proxy card as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers About the 2011 Annual Meeting and Procedural Matters" beginning on page 1 of the Proxy Statement and the instructions on the enclosed notice of internet availability of proxy materials.

All stockholders are cordially invited to attend the Annual Meeting in person. Any stockholder attending the Annual Meeting may vote in person even if such stockholder previously signed and returned a proxy card or voted on the Internet or by telephone.

By Order of the Board of Directors,



Pascal W. Di Fronzo
Senior Vice President, General Counsel and Secretary

This notice of Annual Meeting, proxy statement and accompanying form of proxy card are being distributed and made available on or about May 3, 2011.

TABLE OF CONTENTS

PROXY STATEMENT FOR 2011 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THE 2011 ANNUAL MEETING AND PROCEDURAL MATTERS

2011 Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors of Autodesk, Inc. ("Autodesk" or the "Company") is providing these proxy materials to you in connection with the solicitation of proxies for use at our 2011 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, June 16, 2011, at 3:00 p.m., Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters set forth herein. We are providing these materials to all of our stockholders through a Notice of Internet Availability of Proxy Materials (the "Notice") unless a stockholder has specifically requested to receive a full set paper copy of this Proxy Statement together with our Fiscal Year 2011 Annual Report.

Proxy Materials

Q: Why did I receive a Notice in the mail regarding the Internet availability of proxy materials this year instead of a full set paper copy of this Proxy Statement and Fiscal Year 2011 Annual Report?

A: We are continuing to take advantage of a Securities and Exchange Commission ("SEC") rule that allows companies to furnish their proxy materials over the Internet rather than in paper form. This rule allows us to send all of our stockholders a notice regarding the Internet availability of proxy materials. Instructions on how to access the proxy materials over the Internet or how to request a paper copy of proxy materials may be found in the Notice. If you would prefer to receive proxy materials in printed form by mail or electronically by email on an ongoing basis, please follow the instructions contained in the Notice. Proxy materials for our 2012 and future annual meetings of stockholders will continue to be delivered to all of our stockholders by a notice regarding Internet availability, rather than in paper form, unless a stockholder specifically requests to receive printed proxy materials.

Q: Why did I receive a full set paper copy of this proxy statement in the mail and not a Notice regarding the Internet availability of proxy materials?

A: We are providing stockholders who previously requested to receive full paper copies of the proxy materials with paper copies of the proxy materials instead of a Notice. If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the Internet. To sign up for electronic delivery, please follow the instructions provided at *www.autodesk.com* under "Investors" or on your proxy card or voting instruction card.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at Autodesk's San Francisco office, located at The Landmark, One Market Street, 2nd Floor, San Francisco, California 94105. The telephone number at that location is (415) 356-0700. Directions and maps to the Annual Meeting are available at *www.autodesk.com* "Contact Us." Stockholders are cordially invited to attend the Annual Meeting and are entitled to and requested to vote on the proposals to elect the nine directors specified in this Proxy Statement, approve the ratification of the independent registered public accounting firm, hold a non-binding vote on executive compensation and hold a non-binding vote on the frequency of executive compensation votes.

Q: Can I attend the Annual Meeting?

A: Yes, if you are a stockholder of record or a beneficial owner as of April 19, 2011. Please notify our Director of Investor Relations, David Gennarelli, by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com* if you are planning to attend the Annual Meeting. In addition, you should bring proof of identity for entrance to the Annual Meeting. If your shares are held in a brokerage account or by a bank or another nominee, you will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. The Annual Meeting will begin promptly at 3:00 p.m., Pacific Time; please leave ample time for parking and to check-in.

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record*—If your shares are registered directly in your name with Autodesk's transfer agent, Computershare Investor Services LLC, you are considered, with respect to those shares, the "stockholder of record." If you are a stockholder of record, these proxy materials have been sent directly to you by Autodesk.

Beneficial owners—Most Autodesk stockholders hold their shares through a broker, trustee or nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." If you hold your shares in street name, these proxy materials have been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record.

As the beneficial owner, you have the right to direct your broker, trustee or nominee on how to vote your shares. Since a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of Autodesk's common stock, par value $0.01 per share, at the close of business on April 19, 2011 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Beneficial owners have the right to direct their broker, trustee or nominee on how to vote their shares, as discussed above. Our stockholders are entitled to cast one vote for each share of Common Stock held by them as of the Record Date.

As of the Record Date, there were 229,802,711 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. No shares of Autodesk's Preferred Stock were outstanding.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares of Common Stock entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy card. Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

A broker "non-vote" occurs when a broker, trustee or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker, trustee or nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner as to how to vote on that proposal.

Q: How can I vote my shares in person at the Annual Meeting?

A: Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. ***Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy card or follow the voting instructions described below so that your vote will be counted if you later decide not to attend the meeting.***

Q: How can I vote my shares without attending the Annual Meeting?

A: If you are a stockholder of record, you may instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice or by requesting a proxy card from Autodesk by telephone at (415) 507-6705 or by email at *investor.relations@autodesk.com* and completing, signing, dating and returning the proxy card in the postage pre-paid envelope provided. Proxy cards submitted by mail must be received by the time of the meeting in order for your shares to be voted. Specific instructions for using the telephone and Internet voting systems are on the proxy card and Notice. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. (Eastern Time) on June 15, 2011. Whichever of these methods you select to transmit your instructions, the proxy holders will vote your shares in accordance with those instructions. If you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board of Directors.

If a broker, trustee or nominee holds your shares and you are a beneficial owner, you will receive instructions from them that you must follow in order to have your shares voted. The instructions from your broker, trustee or nominee will indicate if Internet and telephone voting are available, and if they are available, will provide details regarding Internet and telephone voting.

Q: What proposals will be voted on at the Annual Meeting?

A: At the Annual Meeting, stockholders will be asked to vote:

(1) To elect the nine directors named in this proxy statement to serve for the ensuing year and until their successors are duly elected and qualified;

(2) To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2012;

(3) To approve our executive compensation, on an advisory basis; and

(4) To determine the frequency of holding an advisory vote on executive compensation, on an advisory basis.

Q: What is the voting requirement to approve these proposals?

A: *Proposal One*—A majority of the votes duly cast is required for the election of directors. The number of shares voted "for" a director nominee must exceed the number of votes cast "against" that nominee for the nominee to be elected as a director of the Company to serve until the next annual meeting or until his or her successor has been duly elected and qualified.

You may vote "FOR," "AGAINST" or "ABSTAIN" on each of the nine nominees for election as director. Abstentions and broker non-votes will not affect the outcome of the election.

Proposal Two—The affirmative vote of a majority of the votes duly cast is required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Three—The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote are required to approve our executive compensation, on an advisory basis.

You may vote "FOR," "AGAINST" or "ABSTAIN" on this proposal. ***Abstentions are deemed to be votes cast and have the same effect as a vote against this proposal.*** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Proposal Four— The option of "ONE YEAR," "TWO YEARS," or "THREE YEARS" that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation recommended by stockholders.

You may vote for a vote every "ONE YEAR," "TWO YEARS," or "THREE YEARS," or may "ABSTAIN" from voting on this proposal. Abstentions and broker non-votes will not be included in the tabulation of the voting results on this proposal.

Q: What happens if I do not cast a vote?

A: *Stockholders of record*—If you are a stockholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

Beneficial owners—If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Proposal One), the approval of our executive compensation, on an advisory basis (Proposal Three), and the determination of the frequency of holding an advisory vote on executive compensation, on an advisory basis (Proposal Four).

In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your broker was allowed to vote those shares on your behalf in the election of directors as the broker felt appropriate. Recent rule changes eliminate the ability of your broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your broker how to vote in the election of directors, no votes will be cast on your behalf. Your broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Proposal Two).

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors unanimously recommends that you vote your shares "**FOR**" the nine nominees listed in Proposal One, "**FOR**" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending January 31, 2011, "**FOR**" the approval of the executive compensation, and "**ONE YEAR**" as the frequency of holding an advisory vote on executive compensation.

Q: If I sign a proxy, how will it be voted?

A: All shares entitled to vote and represented by properly executed proxy cards received prior to the Annual Meeting, and not revoked prior to the closing of the polls at the Annual Meeting, will be voted at the Annual Meeting in accordance with the instructions indicated on those proxy cards. If no instructions are indicated on an otherwise properly executed proxy card, the shares represented by that proxy card will be voted as recommended by the Board of Directors.

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxies and acting thereunder will have discretion to vote on those matters in accordance with their best judgment. We do not currently anticipate that any other matters will be raised at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

If you are a stockholder of record, you may change your vote by (1) filing with Autodesk's General Counsel, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy card relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). A stockholder of record that has voted on the Internet or by telephone may also change his or her vote by subsequently making a timely and valid Internet or telephone vote.

If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or nominee or (2) if you have obtained a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

Any written notice of revocation or subsequent proxy card must be received by Autodesk's General Counsel prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to Autodesk's General Counsel or should be sent so as to be delivered to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Q: Who will bear the costs of soliciting votes for the Annual Meeting?

A: Autodesk will bear all expenses of this solicitation, including the cost of preparing and mailing these proxy materials. Autodesk may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding solicitation material to such beneficial owners. Directors, officers and employees of Autodesk may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

Q: Where can I find the voting results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and expect to provide final results in a current report on Form 8-K within four business days of the Annual Meeting. In addition, the results will be posted on our website, at *www.autodesk.com* under "Investors."

Stockholder Proposals and Director Nominations at Future Meetings

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A: You may submit proposals, including director nominations, for consideration at future stockholder meetings.

Requirements for stockholder proposals to be considered for inclusion in Autodesk's proxy material— Stockholders may present proper proposals for inclusion in Autodesk's proxy statement and for consideration at the next annual meeting of its stockholders by submitting their proposals in writing to Autodesk's General Counsel in a timely manner. In order to be included in the proxy statement for the 2012 annual meeting of stockholders, stockholder proposals must be received by Autodesk's General Counsel no later than January 4, 2012, and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before an annual meeting—In addition, Autodesk's Bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. In general, nominations for the election of directors may be made (1) by or at the direction of the Board of Directors, or (2) by any stockholder entitled to vote who has timely delivered written notice to Autodesk's General Counsel during the Notice Period (as defined below), which notice must contain specified information concerning the nominees and concerning the stockholder proposing such nominations. However, if a stockholder wishes only to recommend a candidate for consideration by the Corporate Governance and Nominating Committee as a potential nominee for director, see the procedures discussed in "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Company's Bylaws also provide that the only business that may be conducted at an annual meeting is business that is brought (1) pursuant to the notice of meeting (or any supplement thereto), (2) by or at the direction of the Board of Directors, or (3) by a stockholder who has timely delivered written notice which sets forth all information required by Autodesk's Bylaws to the General Counsel of Autodesk during the Notice Period (as defined below).

The "Notice Period" is defined as the period commencing on the date 75 days prior to the one year anniversary of the date on which Autodesk first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders and terminating on the date 45 days prior to the one year anniversary of the date on which Autodesk first mailed its proxy materials to stockholders for the previous year's annual meeting of stockholders. As a result, the Notice Period for the 2012 annual meeting of stockholders will be from February 18, 2012 to March 19, 2012.

If a stockholder who has notified Autodesk of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, Autodesk need not present the proposal for vote at such meeting.

Q: How may I obtain a copy of the bylaw provisions regarding stockholder proposals and director nominations?

A: A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the General Counsel of Autodesk, or may be found at *www.autodesk.com* under "Investors—Corporate Governance." All notices of proposals by stockholders, whether or not included in Autodesk's proxy materials, should be sent to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel.

Additional Information About the Proxy Materials

Q: What should I do if I receive more than one set of proxy materials?

A: You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, or Notices. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each Autodesk proxy card or voting instruction card that you receive to ensure that all your shares are voted.

Q: How may I obtain a separate Notice or a separate set of proxy materials and 2011 Annual Report?

A: If you share an address with another stockholder, each stockholder may not receive a separate Notice or a separate copy of the proxy materials and 2011 Annual Report.

Stockholders who do not receive a separate Notice or a separate copy of the proxy materials and 2011 Annual Report may request to receive a separate Notice or a separate copy of the proxy materials and 2011 Annual Report by calling (415) 507-6705 or sending an email to *investor.relations@autodesk.com.* Alternatively, stockholders who share an address and receive multiple Notices or multiple copies of our proxy materials and 2011 Annual Report can request to receive a single copy by following the instructions above.

Q: What is the mailing address for Autodesk's principal executive offices?

A: Autodesk's principal executive offices are located at 111 McInnis Parkway, San Rafael, California 94903.

Any written requests for additional information, additional copies of the proxy materials and 2011 Annual Report, notices of stockholder proposals, recommendations for candidates to the Board of Directors, communications to the Board of Directors or any other communications should be sent to this address.

Our internet address is *www.autodesk.com*. The information posted on our website is not incorporated into this proxy statement.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on June 16, 2011

The proxy statement and annual report to stockholders are available at:
https://materials.proxyvote.com/052769

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

Autodesk's Bylaws currently set the number of directors at nine. Upon the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has nominated nine individuals to be elected at the Annual Meeting, all of whom are presently directors of Autodesk. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nine nominees named below. Your proxy cannot be voted for a greater number of persons than the number of nominees named in this proxy statement.

In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the Board of Directors to fill the vacancy. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been duly elected and qualified.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED BELOW.

Information and Qualifications Regarding the Nominees

The name, age and principal occupation of each nominee as of March 31, 2011, are set forth in the table below. Except as described below, each of the nominees has been engaged in his or her principal occupation during the past five years. There are no family relationships among any of our directors or executive officers. Following the table below is additional narrative disclosure regarding each nominee, including each nominee's unique qualifications to serve on the Board of Directors.

See "Corporate Governance" and "Executive Compensation—Compensation of Directors" below for additional information regarding the Board of Directors, including procedures for nominations of directors.

Name of Nominee	Age	Principal Occupation	Director Since
Carl Bass	53	Chief Executive Officer and President, Autodesk, Inc.	2006
Crawford W. Beveridge	65	Independent Consultant and Non-Executive Chairman of the Board of Directors, Autodesk, Inc.	1993
J. Hallam Dawson	74	Chairman of the Board, IDI Associates	1988
Per-Kristian Halvorsen	59	Chief Innovation Officer and Senior Vice President, Intuit, Inc.	2000
Sean M. Maloney	54	Executive Vice President, Intel Corporation	2007
Mary T. McDowell	46	Executive Vice President, Mobile Phones, Nokia Corporation	2010
Lorrie M. Norringtion	51	Independent Consultant	2011
Charles J. Robel	61	Independent Consultant	2007
Steven M. West	55	Founder and Partner, Emerging Company Partners, LLC	2007

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. Mr. Bass served as Interim Chief Financial Officer from August 2008 to April 2009. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk. Mr. Bass was a director of McAfee, Inc. until its acquisition by Intel Corporation on February 28, 2011.

Mr. Bass brings to the Board of Directors extensive experience in the technology industry and has spent nearly two decades in management roles within Autodesk. As our Chief Executive Officer and President, Mr. Bass possesses a deep knowledge and understanding of Autodesk's business, operations, employees, the opportunities and risks faced by Autodesk and management's strategy and plans for accomplishing Autodesk's goals. His service on the board of directors of McAfee provided Mr. Bass with a strong understanding of his role as a director.

Pursuant to the employment agreement between the Company and Carl Bass, the Company has agreed to continue to nominate Mr. Bass to serve as a member of the Company's Board of Directors for as long as he is employed by the Company.

Crawford W. Beveridge is the non-executive Chairman of the Board of Directors of Autodesk. From April 2006 until January 2010, Mr. Beveridge served as Executive Vice President and Chairman EMEA, APAC and the Americas of Sun Microsystems, Inc. From March 1985 to December 1990 and from March 2000 to April 2006, Mr. Beveridge held other positions at Sun Microsystems, Inc., including Executive Vice President and Chief Human Resources Officer. From January 1991 to March 2000, Mr. Beveridge served as the Chief Executive Officer of Scottish Enterprise. Mr. Beveridge is a director of Hitachi Global Storage Technologies, Chairman of Scottish Equity Partners Ltd. and a non-executive board member of eSilicon Corporation.

Mr. Beveridge is independent and his three decades of experience in the high technology industry provide him with a deep understanding of Autodesk's technology and business. His management positions with Sun Microsystems have also provided him with critical insight into the operational requirements of a global company and the management and consensus-building skills required to lead our Board of Directors as non-executive Chairman. Mr. Beveridge's extensive international experience, gained from his roles as Chief Executive of Europe's largest economic development agency and as a member of the Council of Economic Advisers for Scotland, provides a valuable perspective to our Board of Directors.

J. Hallam Dawson has served as Chairman of the board of directors of IDI Associates, a private investment bank specializing in Latin America, since September 1986. Mr. Dawson is a director of One Pacific Coast Bank.

Mr. Dawson, our longest serving independent director, brings to our Board of Directors over five decades of experience with finance, capital markets and accounting. He has a deep understanding of Autodesk's business and technology. As the former president of one of the country's largest banks, Mr. Dawson has the financial acumen necessary to serve on our Audit Committee. His deep international experience also provides him with an understanding of the challenges facing a global company. Mr. Dawson also brings strong consensus-building skills and a functional understanding of the role of the board of directors developed through his service as a director of public and private companies and a charitable organization.

Per-Kristian Halvorsen has served as Chief Innovation Officer and Senior Vice President of Intuit, Inc. since December 2008. Previously, he served as Intuit's Chief Technology Innovation Officer from 2006 to 2007 and Chief Technology Officer from 2007 to 2008. He was Vice President and Director of the Solutions and Services Research Center at HPLabs from 2000 to 2005. Prior to holding these positions, Dr. Halvorsen was a laboratory director at the Xerox Palo Alto Research Center, where he worked for 17 years. Dr. Halvorsen is a member of the board of directors of Iron Mountain Incorporated and finn.no.

Mr. Halvorsen is independent and has extensive experience in the technology industry. His over two decades of experience working with various technology companies provides him with a firm understanding of Autodesk's industry, business and technology. His past service on the board of directors of Symantec Corporation gives Mr. Halvorsen a clear understanding of his role as a director. His years of service as an executive officer at technology companies, including Intuit and HPLabs, provide him with the executive compensation knowledge necessary to serve on our Compensation and Human Resources Committee.

Sean M. Maloney has been Executive Vice President and Co-general Manager of Intel Corporation's Intel Architecture Group (IAG) since December 2009. Previously, Mr. Maloney was Executive Vice President, Chief Sales and Marketing Officer of Intel Corporation from July 2006 to December 2009. Prior to holding these positions, Mr. Maloney held a number of executive positions within Intel Corporation since 1995, and has been with Intel since 1982. Mr. Maloney was on a medical leave of absence from Intel Corporation for most of Autodesk's fiscal 2011.

Mr. Maloney is independent and brings over two decades of experience in the technology industry. Mr. Maloney's experience at Intel, including his prior role as Chief Sales and Marketing Officer of Intel, and his time spent overseas, provide him with a strong understanding of Autodesk's industry, business and technology as well as Autodesk's international operational challenges. Mr. Maloney's years of service as an executive officer at Intel provide him with the corporate governance knowledge necessary to serve on our Corporate Governance and Nominating Committee.

Mary T. McDowell has served as Executive Vice President in charge of Nokia's Mobile Phones unit since July 2010. Previously, Ms. McDowell served as Executive Vice President and Chief Development Officer of Nokia Corporation from January 2008 to July 2010 and as Executive Vice President and General Manager of Enterprise Solutions of Nokia from January 2004 to December 2007. Prior to joining Nokia in 2004, Ms. McDowell spent 17 years in various executive, managerial and other positions at Compaq Computer Corporation and Hewlett Packard Company, including serving as Senior Vice President, Industry-Standard Servers of Hewlett-Packard Company. Ms. McDowell also served as a director of NAVTEQ Corporation until July 2010.

Ms. McDowell, is independent and brings to our Board of Directors extensive management experience in the technology industry. Her two and a half decades of experience working for global technology companies focused on innovation and collaboration provide her with a firm understanding of Autodesk's core mission, business and technology. Ms. McDowell is also a frequent public speaker on topics including strategy leadership and consumer centricity. Her years of service as an executive officer at Nokia and other technology companies, including Compaq Computer Corporation and Hewlett Packard Company, provide her with the executive compensation knowledge necessary to serve on our Compensation and Human Resources Committee.

Lorrie M. Norrington has over 30 years of operating experience in technology, software, and internet businesses. Most recently, Ms. Norrington served as an executive at eBay Inc., serving as President of eBay Marketplace from July 2008 to September 2010. Previously, she served in a number of senior management roles at eBay from July 2006 until July 2008. Prior to joining eBay, Ms. Norrington served from June 2005 to July 2006 as President and CEO of Shopping.com, Inc., an online shopping comparison site acquired in 2005 by eBay. Ms. Norrington also served as executive vice president in the office of the CEO of Intuit Inc., a business and financial management software company, from August 2001 to January 2005. Prior to joining Intuit, she served in a variety of executive positions at General Electric Corporation over a twenty-year period, working in a broad range of industries and businesses. Ms. Norrington currently serves on the board of DIRECTV since February 2011. She served on the boards of McAfee, Inc. from December 2009 until its acquisition by Intel in February 2011, and Shopping.com, from June 2004 to August 2005.

Ms. Norrington, the newest member of our Board of Directors, is independent and has extensive experience in online commerce as well as valuable management experience in the technology industry. Her three decades of building businesses and adapting to and capitalizing on rapid technological advancement provide Ms. Norrington with a strong understanding of Autodesk's industry, business and technology and the challenges Autodesk faces as it evolves its business model and adapts to its customers' needs and demands. In addition, her experience as a chief executive officer provide her with the financial acumen necessary to serve on our Audit Committee.

Charles J. Robel served as the Chairman of the Board of Directors of McAfee, Inc. from October 2006 until its acquisition by Intel Corporation on February 28, 2011. Previously he was a Managing Member and the Chief of Operations for Hummer Winblad Venture Partners, a venture capital firm, from June 2000 to December 2005. Prior to joining Hummer Winblad, Mr. Robel led the High Technology Transaction Services Group of

PricewaterhouseCoopers LLP in Silicon Valley from 1995 until 2000 and served as the partner in charge of the Software Industry Group at PricewaterhouseCoopers from 1985 to 1995. Mr. Robel is the lead director of Informatica Corporation and a director of DemandTec, Inc., and previously served on the boards of directors of Adaptec, Inc., Borland Software Corporation and as referenced above, McAfee, Inc.

Mr. Robel is independent and has extensive experience in accounting and the technology industry. His twenty-six years of experience at PricewaterhouseCoopers brings a valuable perspective to our Board of Directors and a strong understanding of Autodesk's industry, business and technology. Mr. Robel's service on the boards of directors of other public companies, such as Adaptec, DemandTec, Informatica and McAfee, has provided a firm understanding of his role as a director. His public accounting experience, investment experience with Hummer Winblad, service on the audit committee of Informatica and role as chairman of the audit committees of DemandTec, Borland Software and Adaptec provide Mr. Robel with the financial acumen and leadership skills necessary to serve as the Chairman of our Audit Committee.

Proxy Materials

Steven M. West is a founder and partner of Emerging Company Partners, LLC, which was formed in January 2004. Mr. West served as Chief Operating Officer of nCUBE Corporation, a provider of on-demand media systems, from December 2001 to July 2003. Prior to joining nCUBE, he was the President and Chief Executive Officer of Entera, Inc. from September 1999 until it was acquired by Blue Coat Systems, Inc. (formerly CacheFlow Inc.) in January 2001. Mr. West is a director of Cisco Systems, Inc.

Mr. West is independent and has extensive experience in the information technology industry. His three decades of experience, which includes founding Emerging Company Partners, LLC, a technology consulting firm, provide Mr. West with a firm understanding of Autodesk's industry, business and technology. His past service on the boards of directors of several public and private companies provides Mr. West with a firm understanding of his role as a director. His service as a director for a number of companies, including Cisco Systems, and his participation in numerous audit committee and compensation committee focus groups provide Mr. West with the leadership skills and executive compensation knowledge necessary to serve as the Chairman of our Compensation and Human Resources Committee.

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the independent registered public accounting firm to audit the consolidated financial statements of Autodesk for the fiscal year ending January 31, 2012, and recommends that the stockholders vote for ratification of such appointment. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if the selection of Ernst & Young LLP is ratified, the Audit Committee, in its discretion, may direct the selection of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests.

Ernst & Young LLP has audited our financial statements annually since the fiscal year ended January 31, 1983.

We expect a representative of Ernst & Young LLP to be present at the meeting. The Ernst & Young representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to the Company by Ernst & Young LLP, and its affiliates, for the fiscal years ended January 31, 2011 and 2010.

	Fiscal 2011	Fiscal 2010
Audit Fees (1)	$2,303,249	$2,348,400
Audit-Related Fees (2)	18,540	—
Tax Fees (3)	854,025	959,799
All Other Fees (4)	25,000	—
Total	$3,200,814	$3,308,199

(1) Audit Fees consisted of fees billed for professional services rendered for the integrated audit of the Company's annual financial statements and management's report on internal controls included in the Company's Annual Reports on Form 10-K and for the review of the financial statements included in the Company's Quarterly Reports on Form 10-Q, as well as other services, including statutory audits and services rendered in connection with SEC filings.

(2) Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements. This category includes fees related to accounting-related consulting services.

(3) Tax Fees consisted of fees billed for tax compliance, consultation and planning services.

(4) Other fees consisted of Enterprise Risk Management consultation services.

Pre-Approval of Audit and Non-Audit Services

All audit and non-audit services provided by Ernst & Young LLP, and its affiliates, to the Company must be pre-approved by the Audit Committee. The Audit Committee utilizes the following procedures in pre-approving all audit and non-audit services provided by Ernst & Young LLP, and its affiliates. The Audit Committee is presented with a detailed listing of the individual audit and non-audit services and fees (separately describing audit-related services, tax services and other services) expected to be provided by Ernst & Young LLP, and its affiliates, during the year. Periodically, the Audit Committee is presented with an update of all pre-approved audit and non-audit services conducted and any new audit and non-audit services to be provided by Ernst & Young LLP, and its affiliates, are updated, if necessary. The Audit Committee reviews the Company's update and approves the services outlined therein if such services are acceptable to the Audit Committee.

To ensure prompt handling of unexpected matters, the Audit Committee delegates to the Chairman of the Audit Committee the authority to amend or modify the list of audit and non-audit services and fees; provided, however, that such additional or amended services may not affect Ernst & Young LLP's independence under applicable SEC rules. The Chairman reports any such action taken to the Audit Committee at subsequent Audit Committee meetings.

PROPOSAL THREE

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory or non-binding basis, the compensation of our named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation" section of this proxy statement beginning on page 16 below. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Compensation Committee or our Board of Directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Compensation Committee will consider when determining executive compensation for the remainder of the current fiscal year and beyond. Our Board of Directors and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, we intend to communicate directly with stockholders to better understand the concerns that influenced the vote, consider our stockholders' concerns and evaluate whether any actions are necessary to address those concerns.

Following is a summary of some of the key points of our 2011 executive compensation program. See the "Executive Compensation" section beginning on page 16 below for more information.

Executive Compensation Decisions for Fiscal 2011

Our compensation program for fiscal 2011 was established at the beginning of fiscal 2011 during a period of uncertainty. The global economy appeared to continue to be in recession, and many macroeconomic concerns remained from the prior year. In addition, the Company had experienced one of its most difficult financial years during fiscal 2010, and cost controls continued to be emphasized during that period. Against this backdrop, our Compensation Committee took a prudent and conservative approach to setting our Named Executive Officers' compensation by freezing most Named Executive Officers' base salaries, reducing the amount of funding for the Company's executive short-term cash incentive plan, shifting compensation to further emphasize achievement of our operating goals and continuing its practice of long term incentives through stock option grants.

While the basic elements of our compensation program for fiscal 2011—base salary, short-term incentives and long-term incentives—were generally consistent with the elements of our programs in previous fiscal years, the Compensation Committee sought to be conservative in its compensation approach while providing meaningful incentives to achieving our financial goals.

Financial Performance in Fiscal 2011 and its Effect on Executive Compensation Paid for Fiscal 2011

Despite a continued difficult business and economic environment, we experienced an increase in demand for our products and services in all of the geographies and industries we serve during fiscal 2011 as compared to fiscal 2010. This positively impacted our financial results and stock price. In addition, we continued to make progress in controlling our operating costs, which led to year over year improvements in our non-GAAP operating margin. We believe that the improvements in these areas are indications of a broad-based stabilization of our business. The table below sets forth the improvements in our revenue, non-GAAP income from operations and non-GAAP operating margin from fiscal 2010 to fiscal 2011:

	Fiscal 2011	Fiscal 2010	Change
	(in millions, except percentages)		
Revenue	$1,951.8	$1,713.7	14%
Non-GAAP income from operations	$ 418.8	$ 286.8	46%
Non-GAAP operating margin	21%	17%	28%

Our total stockholder return during fiscal 2011 was 71%, with the Company's stock price appreciating from $23.81 on the first day of fiscal 2011 to $40.68 on the last day of fiscal 2011, with the stock price reaching its highest price of $42.03 and its lowest price of $22.95 during that period.

Compensation Governance Practices

A number of fundamental elements of our compensation programs support our overall philosophy, which in practice are reflected in a number of our programs and practices, such as: paying-for-performance; a mix of short- and long-term focused compensation; meaningful stock ownership guidelines; prohibiting executive officer's from "hedging" Autodesk stock; the Compensation Committee's engagement of its own independent consultant; a change in control program for our executive officers that requires both a change in control of the Company and termination of employment ("double trigger"), and does not provide any "gross-ups;" and a strong risk management program.

We believe that the information we have provided above and within the Executive Compensation section of this proxy statement demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation. Accordingly, we ask our stockholders to vote "FOR" the following resolution at the Annual Meeting:

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY (NON-BINDING) VOTE APPROVING EXECUTIVE COMPENSATION. THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE SHARES PRESENT AND ENTITLED TO VOTE IS NECESSARY FOR APPROVAL.

PROPOSAL FOUR

NON-BINDING VOTE ON THE FREQUENCY OF THE NON-BINDING VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables our stockholders to indicate, at least once every six years, how frequently we should seek a non-binding vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Three beginning on page 10 of this proxy statement. By voting on this Proposal Four, stockholders may indicate whether they would prefer a non-binding vote on named executive officer compensation once every one, two, or three years.

After careful consideration, our Board of Directors has determined that a non-binding vote on executive compensation that occurs annually is the most appropriate alternative for the Company, and therefore our Board of Directors recommends that you vote for a one-year interval for the non-binding vote on executive compensation.

We believe that an annual vote will allow our stockholders the ability to frequently communicate to us their position on our approach to Named Executive Officer compensation through a non-binding executive compensation vote. An annual vote is aligned with our short term cash programs and the metrics that guide those programs as well as with our cycle of granting long term equity compensation to our Named Executive Officers. Our Compensation Committee is responsible for our Named Executive Officer compensation programs and values our stockholders' opinions. We understand that our stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this Proposal.

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the Compensation Committee or our Board of Directors, the Board of Directors may decide that it is in the best interests of our stockholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS AN ANNUAL VOTE AS THE FREQUENCY WITH WHICH STOCKHOLDERS ARE PROVIDED AN ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION. THE OPTION RECEIVING THE GREATEST NUMBER OF VOTES (EVERY ONE, TWO OR THREE YEARS) WILL BE CONSIDERED THE FREQUENCY SELECTED BY STOCKHOLDERS.

CORPORATE GOVERNANCE

Autodesk is committed to the highest standards of corporate ethics and diligent compliance with financial accounting and reporting rules. Our Board of Directors provides independent leadership in the exercise of its responsibilities. Our executive officers oversee a strong system of internal controls and compliance with corporate policies and applicable laws and regulations, and our employees operate in a climate of responsibility, candor and integrity.

Corporate Governance Guidelines and Code of Business Conduct

We believe the highest standards of corporate governance and business conduct are essential to running our business efficiently, serving our stockholders well and maintaining our integrity in the marketplace. For a number of years, we have devoted substantial attention to the subject of corporate governance and have over those years developed Corporate Governance Guidelines (the "Guidelines"). The Guidelines set forth the principles that guide our Board of Directors' exercise of its responsibility to oversee corporate governance, maintain its independence, evaluate its own performance and the performance of our executive officers and set corporate strategy. The Board of Directors first adopted the Guidelines in December 1995 and has refined them from time to time since then. For example, in March 2007, the Board of Directors amended the Guidelines to provide for majority voting in director elections, except for contested elections, and to provide that the Board of Directors would only nominate a director who has submitted his or her resignation in advance of an election, which resignation would be contingent on the failure of such director to receive a majority vote and the acceptance of the Board of Directors of such resignation. In March 2009, the Board of Directors again amended the Guidelines to provide for a non-executive Chairman of the Board of Directors. In March 2010, the Board of Directors further amended the Guidelines, among other things, to clearly outline the responsibility of our Board of Directors for the oversight of Autodesk's risk management. The Guidelines are available on our website at *www.autodesk.com* under "Investors—Corporate Governance."

In addition, we have adopted a Code of Business Conduct for directors and employees and a Code of Ethics for Senior Executive and Financial Officers, including our principal executive officer, principal financial officer, principal accounting officer, all senior vice presidents and persons reporting to our principal financial officer, to ensure that our business is conducted in a consistently legal and ethical manner. Our current Code of Business Conduct and Code of Ethics for Senior Executive and Financial Officers are available on our website at *www.autodesk.com* under "Investors—Corporate Governance." We last amended our Code of Business Conduct in September 2010. We will post on this section of our website any amendment to our Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers, as well as any waivers of the Code of Business Conduct or Code of Ethics for Senior Executive and Financial Officers that are required to be disclosed by the rules of the SEC or The NASDAQ Stock Market.

Stock Ownership Guidelines

Our directors and executive officers are encouraged to be Autodesk stockholders through participation in our stock option plans. The Board of Directors has established voluntary stock ownership guidelines for our directors and executive officers designed to encourage long-term stock ownership in Autodesk and more closely link their interests with those of our other stockholders. These guidelines provide that, within a four-year period, executive officers should attain an investment position in Autodesk stock equal to a fixed number of shares, depending on the individual's scope of responsibilities, and directors should attain an investment position in Autodesk stock of at least 5,000 shares. The Board of Directors reviews progress against these guidelines annually and updates them as appropriate. See "Executive Compensation—Compensation Discussion and Analysis" below for additional information regarding the Company's voluntary stock ownership guidelines.

Independence of the Board of Directors

The Board of Directors has determined that, with the exception of Carl Bass, our Chief Executive Officer and President, all of its members are "independent directors" as that term is defined in the listing standards of

The NASDAQ Stock Market. Such independence definition includes a series of objective tests, including that the director is not an employee of the Company and has not engaged in various types of business dealings with the Company. In addition, as further required by the NASDAQ listing standards, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

The independent directors meet regularly in executive session, without executive officers present, as part of the quarterly meeting procedure.

Board Meetings and Board Committees

The Board of Directors held a total of six meetings (including regularly scheduled and special meetings) during fiscal 2011. Other than Mr. Maloney, who was on a medical leave of absence during most of our fiscal 2011, no director attended fewer than 75 percent of the total number of meetings of the Board of Directors and committees of which he or she is a member, if any during fiscal 2011. The Company's Board of Directors currently has three standing committees: an Audit Committee, a Compensation and Human Resources Committee, and a Corporate Governance and Nominating Committee.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of directors Charles J. Robel (Chairman), J. Hallam Dawson and Crawford W. Beveridge, each of whom is "independent" as such term is defined for audit committee members by the listing standards of The NASDAQ Stock Market. The Board of Directors has determined that Messrs. Robel and Dawson are each an "audit committee financial expert" as defined in the rules of the SEC.

The Audit Committee held 13 meetings during fiscal 2011. The Audit Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

On March 24, 2011, on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors approved the following appointments to the Audit Committee: Charles J. Robel (Chairman), J. Hallam Dawson and Lorrie M. Norrington. The Board of Directors has determined that Mr. Robel, Mr. Dawson and Ms. Norrington are each "independent" as such term is defined for audit committee members by the listing standards of The Nasdaq Stock Market and that Mr. Robel, Mr. Dawson and Ms. Norrington are each an "audit committee financial expert" as defined in rules of the SEC. These appointments will be effective immediately following the Company's Annual Meeting of Stockholders on June 16, 2011.

See "Report of the Audit Committee of the Board of Directors" below for more information regarding the functions of the Audit Committee.

Compensation and Human Resources Committee

The Compensation and Human Resources Committee currently consists of Steven M. West (Chairman), Per-Kristian Halvorsen and Mary T. McDowell, each of whom qualifies as an independent director under the listing standards of The NASDAQ Stock Market.

The Compensation and Human Resources Committee reviews compensation and benefits for our executive officers and has authority to grant stock options and restricted stock to executive officers and non-executive employees under our stock plans. Because options are granted automatically to non-employee directors under the non-discretionary 2010 Outside Directors' Stock Plan, the Compensation and Human Resources Committee consists solely of non-employee directors ineligible to participate in the Company's discretionary employee stock programs. See "Executive Compensation—Compensation Discussion and Analysis" below for a description of Autodesk's processes and procedures for the consideration and determination of executive compensation.

The Compensation and Human Resources Committee held seven meetings during fiscal 2011. The Compensation and Human Resources Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

The "Compensation Committee Report" is included in this proxy statement on page 31.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Per-Kristian Halvorsen (Chairman), Crawford W. Beveridge and Sean Maloney, each of whom qualifies as an independent director under the listing standards of The NASDAQ Stock Market.

The Corporate Governance and Nominating Committee is responsible for the development of general criteria regarding the qualifications and selection of members of the Board of Directors and recommending candidates for election to the Board of Directors. The Corporate Governance and Nominating Committee is also responsible for developing overall governance guidelines, overseeing the performance of the Board of Directors and reviewing and making recommendations regarding director composition and the mandates of Board of Directors committees. The Corporate Governance and Nominating Committee will consider recommendations of candidates for the Board of Directors submitted by stockholders of the Company; for more information, see "Corporate Governance—Nominating Process for Recommending Candidates for Election to the Board of Directors."

The Corporate Governance and Nominating Committee held four meetings during fiscal 2011. The Corporate Governance and Nominating Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance."

Board Leadership Structure

Our Corporate Governance Principles provide that the Board of Directors shall fill the Chairman of the Board of Directors and Chief Executive Officer positions after consideration of a number of factors, including current size of our business, composition of the Board of Directors, current candidates for such positions, our succession planning goals and the like. We currently separate the positions of Chief Executive Officer and Non-executive Chairman of the Board of Directors. Since March 2009, Mr. Beveridge, one of our independent directors who previously served as our Lead Director, has served as our non-executive Chairman of the Board of Directors. Our Corporate Governance Principles also provide that in the event that the Chairman of the Board of Directors is not an independent Director, the Board of Directors should elect a "Lead Independent Director." The responsibilities of the Chairman of the Board of Directors or the Lead Independent Director include: setting the agenda for each meeting of the Board of Directors, in consultation with the Chief Executive Officer; presiding at executive sessions; and facilitating communication with the Board of Directors, executive officers and stockholders.

Separating the positions of Chief Executive Officer and Chairman of the Board of Directors allows our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman of the Board of Directors to lead the Board of Directors in its fundamental role of providing independent advice to and oversight of management. The Board of Directors believes that having an independent director serve as Chairman of the Board of Directors is the appropriate leadership structure for the Company at this time and demonstrates our commitment to good corporate governance.

In addition, as described in more detail below, our Board of Directors has three standing committees, each chairman and each member of which is an independent director. Our Board of Directors delegates substantial responsibility to each committee of the Board of Directors, which reports their activities and actions back to the full Board of Directors. We believe that the independent committees of our Board of Directors and their chairpersons are an important aspect of the leadership structure of our Board of Directors.

Risk Oversight

Our Board of Directors, as a whole and through its committees, has responsibility for the oversight of risk management. With the oversight of our full Board of Directors, our executive officers are responsible for the day-to-day management of the material risks Autodesk faces. In its oversight role, our Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by our executive officers are adequate and functioning as designed. The involvement of the full Board of Directors in setting our business strategy at least annually is a key part of its oversight of risk management, its assessment of our executive officers' appetite for risk and its determination of what constitutes an appropriate level of risk for Autodesk. The full Board of Directors receives updates from our executive officers and outside advisors regarding certain risks the company faces, including litigation, corporate governance best practices and various operating risks.

In addition, our Board committees each oversee certain aspects of risk management. For example, our Audit Committee is responsible for overseeing the management of risks associated with the Company's financial reporting, accounting and auditing matters; our Compensation and Human Resources Committee oversees our executive officer succession planning and risks associated with our compensation policies and programs; and our Corporate Governance and Nominating Committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our Board of Directors, and director succession planning. Our Board committees report their findings to the full Board of Directors.

Senior executive officers attend all meetings of the Board of Directors and its standing committees and are available to address any questions or concerns raised by the Board of Directors on risk management-related and any other matters. Annually, the Board of Directors holds strategic planning sessions with senior executive officers to discuss strategies, key challenges, and risks and opportunities for the company.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Human Resources Committee is or was formerly an officer or employee of Autodesk or any of its subsidiaries. No interlocking relationship exists between any member of our Compensation and Human Resources Committee and the compensation committee of any other Company, nor has any such interlocking relationship existed in the past.

Nominating Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership on the Board of Directors and recommending candidates for election to the Board of Directors. It is the policy of the Corporate Governance and Nominating Committee to consider recommendations for candidates to the Board of Directors from stockholders. Stockholder recommendations for candidates to the Board of Directors must be directed in writing to Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903, Attention: General Counsel, and must include the candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and the Company within the last three years and evidence of the nominating person's ownership of Company stock.

The Corporate Governance and Nominating Committee's criteria and process for evaluating and identifying the candidates that it selects, or recommends to the full Board of Directors for selection, as director nominees are as follows:

- The Corporate Governance and Nominating Committee regularly reviews the current composition and size of the Board of Directors.
- The Corporate Governance and Nominating Committee oversees an annual evaluation of the performance of the Board of Directors as a whole and evaluates the performance of individual members of the Board of Directors eligible for re-election at the annual meeting of stockholders.
- In its evaluation of director candidates, including the members of the Board of Directors eligible for re-election, the Corporate Governance and Nominating Committee seeks to achieve a balance of knowledge, experience and capability on the Board of Directors and considers (1) the current size and composition of the Board of Directors and the needs of the Board of Directors and the respective committees of the Board of Directors, (2) such factors as character, judgment, diversity, age, expertise, business experience, length of service, independence, other commitments and the like, (3) relationships between directors and the Company's customers and suppliers, and (4) such other factors as the Corporate Governance and Nominating Committee may consider appropriate.
- While the Corporate Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Corporate Governance and Nominating Committee believes that candidates and nominees must reflect a Board of Directors that is comprised of directors who (1) are predominantly independent, (2) are of high integrity, (3) have broad, business-related knowledge and experience at the policy-making level in business or technology, including their understanding of the software industry and the Company's business in particular, (4) have qualifications that will increase overall Board of Directors effectiveness, (5) have varied and divergent experiences, viewpoints and backgrounds and (6) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members.
- With regard to candidates who are properly recommended by stockholders or by other means, the Corporate Governance and Nominating Committee will review the qualifications of any such candidate, which review may, in the Corporate Governance and Nominating Committee's discretion, include interviewing references for the candidate, direct interviews with the candidate, or other actions that the Corporate Governance and Nominating Committee deems necessary or proper.
- In evaluating and identifying candidates, the Corporate Governance and Nominating Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates, and has the authority to approve the fees and retention terms of any search firm.
- The Corporate Governance and Nominating Committee will apply these same principles when evaluating Board of Directors candidates who may be elected initially by the full Board of Directors to fill vacancies or add additional directors prior to the annual meeting of stockholders at which directors are elected.
- After completing its review and evaluation of director candidates, the Corporate Governance and Nominating Committee selects, or recommends to the full Board of Directors for selection, the director nominees.

The Corporate Governance and Nominating Committee does not have a formal written policy with regard to the consideration of diversity in identifying director nominees; however, as discussed above, diversity is one of the numerous criteria the Corporate Governance and Nominating Committee reviews before recommending a candidate.

Recently, the Corporate Governance and Nominating Committee reviewed the size and composition of our Board of Directors. On March 24, 2011, at the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors amended the Company's bylaws to increase the size of the Board of Directors from eight to nine members, to allow for the appointment of Lorrie M. Norrington to the Board of Directors. The Board of Directors (which includes our Chief Executive Officer) utilized the services of a third party search firm to help it identify, screen, conduct background investigations of, and interview potential director candidates. This process resulted in the appointment of Lorrie M. Norrington on March 24, 2011.

Attendance at Annual Stockholders Meetings by the Board of Directors

The Company does not have a formal policy regarding attendance by members of the Board of Directors at the Company's annual meeting of stockholders. The Company encourages, but does not require, directors to attend. Six of our then nine directors attended the Company's 2010 Annual Meeting of Stockholders.

Contacting the Board of Directors

Communications from stockholders to the non-employee directors should be addressed to the non-executive Chairman as follows: Autodesk, Inc., c/o General Counsel, 111 McInnis Parkway, San Rafael, California 94903, Attention: Non-Executive Chairman.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives

Our compensation objectives are to enhance long-term stockholder value by:

- rewarding our executive officers for meeting or exceeding the Company's strategic and financial goals, and individual performance goals; and
- effectively attracting, retaining and motivating high caliber executive officers who can meaningfully contribute to the success of our Company and demonstrate leadership for our employees.

These objectives guide the decisions of the Compensation and Human Resources Committee of the Board of Directors (the "Compensation Committee") regarding compensation for our executive officers.

In practice, we seek to link compensation to performance and to the long-term interests of our stockholders by:

- ensuring that our executive team has clear goals and accountability with respect to financial and nonfinancial corporate performance;
- establishing compensation opportunities that are competitive with prevailing practices for our industry, the stage of our growth, and the dynamic and challenging technology labor markets in which we operate;
- assessing performance against companywide key metrics as well as individual goals;
- utilizing a combination of plans that balance rewards for annual and longer-term performance, mitigating potential risk-taking by any one executive; and
- using equity incentive plans, which reward for long-term increases in the value of our stock.

Named Executive Officers

Throughout this proxy statement, the individuals included in the Summary Compensation Table on page 31 are referred to as our "Named Executive Officers." For fiscal 2011, our Named Executive Officers were:

- Carl Bass, Chief Executive Officer and President
- Mark J. Hawkins, Executive Vice President and Chief Financial Officer

- George M. "Ken" Bado, former Executive Vice President, Sales and Services
- Jay Bhatt, Senior Vice President, Architecture, Engineering and Construction
- Pascal W. Di Fronzo, Senior Vice President, General Counsel & Secretary

The information in this discussion provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables and discussion contained below, beginning on page 31.

On December 14, 2010, Mr. Bado announced his intention to resign as our Executive Vice President, Sales and Services. In connection with Mr. Bado's resignation, we entered into a Separation Agreement (the "Separation Agreement") with Mr. Bado on January 28, 2011. A description of the Separation Agreement is found in "Executive Compensation—Change in Control Arrangements and Employment Agreements," below.

Proxy Materials

Summary of Executive Compensation in Fiscal 2011

This summary section is intended to help you understand how we met our compensation objectives described above during fiscal 2011 by:

- structuring fiscal 2011 executive compensation in light of the macroeconomic environment and anticipated Company performance;
- paying executive compensation based on financial and other performance during fiscal 2011; and
- establishing and following sound compensation governance practices.

Global economic uncertainty at the beginning of fiscal 2011, the improved economic and market environment during fiscal 2011 and the positive impact of this environment on our financial performance affected our Named Executive Officers' compensation in several ways, as described below.

Executive Compensation Decisions for Fiscal 2011

Our compensation program for fiscal 2011 was established at the beginning of fiscal 2011 during a period of uncertainty. The global economy appeared to continue to be in recession, and many macroeconomic concerns remained from the prior year. In addition, the Company had experienced one of its most difficult financial years during fiscal 2010, and cost controls continued to be a point of Company emphasis. Against this backdrop, our Compensation Committee took a prudent and conservative approach to setting our Named Executive Officers' compensation as follows:

- Executive officers' base salaries, including our Named Executive Officers' salaries, remained frozen at fiscal 2010 levels, except Mr. Bhatt. This effectively meant that executive officer salaries were at the same level as fiscal 2009 since the Company similarly froze salaries from fiscal 2009 to fiscal 2010. Portions of our Named Executive Officers' salaries for fiscal 2009 and fiscal 2010 were temporary reduced by 10%, which is excluded from the levels noted in the preceding sentence.
- Our short-term cash incentive plan (a cash bonus plan known as our Executive Incentive Plan or EIP) was set to fund at 75% of aggregate employee target payouts if we met our financial plan, and to fund at 100% (or more) of aggregate employee target payouts only if we meaningfully exceeded our plan.
- Award targets (as a percent of base salary) of our short-term cash incentive plan, were increased to shift even more focus on achieving financial performance improvement against the annual operating goals set for the fiscal year, including increased revenue and improved non-GAAP operating margin. This effectively shifted cash compensation to short term performance based awards rather than salary.
- Executive stock option grants with standard four year vesting were made to aid executive retention and alignment with shareholder interests. No restricted stock awards were made except in connection with the short-term cash incentive plan.

While the basic elements of our compensation program for fiscal 2011—base salary, short-term incentives and long-term incentives—were generally consistent with the elements of our programs in previous fiscal years, the Compensation Committee sought to be conservative in its compensation approach while providing meaningful incentives to achieving our financial goals.

Financial Performance in Fiscal 2011 and its Effect on Executive Compensation Paid for Fiscal 2011

Despite a continued difficult business and economic environment, we experienced an increase in demand for our products and services in all of the geographies and industries we serve during fiscal 2011 as compared to fiscal 2010. This positively impacted our financial results and stock price. In addition, we continued to make progress in controlling our operating costs, which led to year over year improvements in our non-GAAP operating margin. We believe that the improvements in these areas are indications of a broad-based stabilization of our business. The table below sets forth the improvements in our revenue, non-GAAP income from operations and non-GAAP operating margin from fiscal 2010 to fiscal 2011:

	Fiscal 2011	Fiscal 2010	Change
	(in millions, except percentages)		
Revenue	$1,951.8	$1,713.7	14%
Non-GAAP income from operations	$ 418.8	$ 286.8	46%
Non-GAAP operating margin	21%	17%	28%

Our total stockholder return during fiscal 2011 was 71%, with the Company's stock price appreciating from $23.81 on the first day of fiscal 2011 to $40.68 on the last day of fiscal 2011, with the stock price reaching its highest price of $42.03 and its lowest price of $22.95 during that period.

Our revenue increased 14% during fiscal 2011 as compared to fiscal 2010, and our non-GAAP operating margin (which excludes stock-based compensation, amortization of certain purchased intangible assets, restructuring charges and impairment of goodwill) increased 28% during fiscal 2011 as compared to fiscal 2010. Although our financial results in fiscal 2011 have not returned to the levels that we achieved several years ago, they exceeded our expectations and the financial targets set at the beginning of fiscal 2011. As a result of our financial results for fiscal 2011, our Named Executive Officers' compensation increased from fiscal 2010 levels. Specifically:

- As a direct result of the Company exceeding its financial targets, our short-term cash incentive plan paid out well above the 75% of the target funding level set at the beginning of fiscal 2011. Short-term cash incentive, in aggregate, for our Named Executive Officers increased 35% over the amount paid in fiscal 2010 while the Company's revenue and non-GAAP operating margin increased 14% and 28%, respectively.
- Long-term equity incentives in fiscal 2011 continued to constitute a significant portion of each of our Named Executive Officers' compensation. The cost to the Company of this compensation is reported in the compensation tables beginning on page 31. The value to our executives of this type of compensation is directly linked to the performance of our stock price ("over time"), aligning our executives' interests with our stockholders' interests. As described above in this section, our stock price appreciated 71% during fiscal 2011, and as a result the intrinsic value of equity granted to our Named Executive Officers prior to fiscal 2011 increased.

Compensation Governance Practices

A number of fundamental elements of our compensation programs support our overall philosophy, which in practice are reflected in a number of our programs and practices, such as:

- Pay-for-performance.
- Mix of short- and long-term focused compensation.

- Stock ownership guidelines that have been exceeded by each of our Named Executive Officers.
- A "no-hedging" policy in our insider trading policy that prohibits our directors, named executive officers, other executive officers and certain employees from trading in derivative securities of Autodesk.
- The Compensation Committee's engagement of its own independent consultant that does not provide any services to management and had no prior relationship with any of our Named Executive Officers.
- A change in control program for our Named Executive Officers that requires both a change in control of the Company and termination of employment ("double trigger") and does not provide any " gross-ups."
- A strong risk management program with specific responsibilities assigned to management, the Board, and the Board's committees.

Proxy Materials

Authority for Executive Compensation Decisions

As of the end of fiscal 2011, the Compensation Committee consisted of three independent, nonemployee directors as defined by the listing standards of The NASDAQ Stock Market:

- Steven M. West (Chairman)
- Per-Kristian Halvorsen
- Mary T. McDowell

Sean M. Maloney also served on the Compensation Committee through June 10, 2010 (the date of the Company's Annual Stockholder's meeting) prior to his appointment to the Corporate Governance Committee.

The Compensation Committee:

- Has the authority to approve the objective and structure of our compensation programs for our executive officers, including Named Executive Officers.
- Is responsible for ensuring that our executive officer compensation programs are effectively designed, implemented and administered with sound corporate governance practices.
- Aligns its decisions with our overall compensation objectives, and seeks to balance pay with performance and potential compensation risks to ensure long-term enhancement to our stockholder's investments.
- Annually reviews and approves compensation for our Chief Executive Officer ("CEO") and President and other executive officers.

This includes:

- base salaries,
- short-term cash incentives,
- equity incentive grants,
- employment agreements and severance arrangements,
- change-in-control provisions,
- other benefits or compensation arrangements.

In determining our CEO's compensation, the Compensation Committee solicits input from the full Board of Directors before making final decisions.

In addition, the Board of Directors has delegated to the Compensation Committee authority to grant stock options, restricted stock units and other equity grants to Autodesk's executive officers and other employees. The Compensation Committee's charter and additional information about the Compensation Committee are available at *www.autodesk.com* under "Investors—Corporate Governance."

Role of Company Management in Compensation Decisions

The Compensation Committee sets compensation for our executive officers, including our Named Executive Officers.

Certain officers such as our CEO; Senior Vice President of Human Resources and Corporate Real Estate; the vice president responsible for compensation and benefits; and other employees from our Human Resources, Finance, and Legal organizations may assist and support the Compensation Committee by, for example, developing compensation proposals for Compensation Committee consideration, analyzing competitive compensation information, and providing analyses of the status of compensation programs such as levels of equity ownership held by executive officers and gains in equity holdings that remain contingent upon subsequent vesting provisions. However, these individuals do not have decision-making authority in regards to executive officer compensation, and our CEO is not present during the Compensation Committee's deliberations or voting on his compensation.

Our CEO annually reviews the performance of our other executive officers, including the other Named Executive Officers, with our Compensation Committee. As part of this review, the CEO recommends salary adjustments, short-term cash incentives and equity incentive awards, promotions, and other compensation and benefits. The Compensation Committee reviews these recommendations, but has final authority to set these amounts in its discretion.

In all cases, ultimate discretion for the level, type and mix of executive compensation in total and for each individual executive officer rests with the Compensation Committee.

Use of Outside Consultants

While management may use compensation consultants to assist in the evaluation of CEO or executive officer compensation, the Compensation Committee has the sole authority to retain and terminate its own compensation consultant as it deems appropriate. The compensation consultant's role is to provide independent third-party advice to assist the Compensation Committee in evaluating and designing our executive compensation policies and programs. While the compensation consultant reports directly to the Compensation Committee, there is interaction between the compensation consultant and our employees as part of the process of providing executive compensation data to the Compensation Committee. In addition, the compensation consultant and our executive officers discuss overall Company goals and objectives.

The Compensation Committee also has authority to obtain independent advice and assistance from internal or external legal, accounting, or other advisors.

Independent Advisor Engaged in Fiscal 2011	Activities
Towers Watson & Co.	• Advised the Compensation Committee on executive compensation decisions through September 2010 • Assisted in evaluating the peer group of companies the Compensation Committee uses to identify competitive compensation trends and levels (see "Benchmarking of Compensation" below) • Provided relevant market data, including competitive and best practices.

Independent Advisor Engaged in Fiscal 2011	Activities
Pay Governance	• Replaced Towers Watson & Co. in September 2010 when primary consultant changed firms; as a result, moved from a multi-line consulting advisor to an executive compensation "boutique" thus enhancing advisor independence • Advised the Compensation Committee on executive compensation decisions • Assisted in evaluating the peer group of companies the Compensation Committee uses to identify competitive compensation trends and levels (see "Benchmarking of Compensation" below) • Provided relevant market data, including competitive and best practices.
Compensia	• Provided review, analysis, and recommendations for updating the Executive Change in Control program in light of both competitive and "best" practices

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Benchmarking of Compensation

To ensure that our executive compensation practices, including base salaries, target short-term cash incentives, and equity grants are competitive and meet our compensation objectives, the Compensation Committee uses the independent third-party executive compensation data and services referenced above. The data and services reviewed by the Compensation Committee provide information on the compensation practices of a group of companies in our industry as well as competitors for executive talent (collectively, our "peer group").

The Compensation Committee uses the compensation information about the pay practices of our peer group, and broader technology industry practices, to assist it in its decisions about overall compensation, the elements of compensation, the amount of each element of compensation, and relative compensation among our executive officers. In fiscal 2011, the Compensation Committee used as reference material executive compensation information and data provided by AON/Radford and Equilar.

Specifically, we set the total compensation target for each of our executive officers to be within the range of total compensation packages for similar jobs offered by companies in our peer group. In practice, actual compensation awards may be above or below that typical of the peer group, depending on Company performance and individual experience, skills and performance of each executive officer.

We believe that targeting the range of total compensation packages of our peer companies keeps our compensation competitive and within market norms, while also providing flexibility for increases in compensation for those executive officers demonstrating extraordinary leadership and contribution to the Company and particular skills or expertise.

For fiscal 2011, our Named Executive Officers' compensation (base salary, short-term cash incentive target and equity incentive compensation) in aggregate was within approximately 2% of similar compensation pay for similar positions with companies in our peer group.

For fiscal 2011, the companies in our peer group are listed below.

Benchmark Companies	
Adobe Systems Incorporated	Electronic Arts, Inc.
BMC Software, Inc.	Intuit, Inc.
CA, Inc.	McAfee, Inc.
Cadence Design Systems Inc.	NetApp, Inc.
Citrix Systems, Inc.	Symantec Corporation
eBay, Inc.	VMware, Inc.
EMC Corporation	Yahoo, Inc

These companies all have headquarters located in the San Francisco Bay Area, with the exception of BMC Software with headquarters in Houston, Texas; CA, Inc. with headquarters in Islandia, New York; and EMC Corporation with headquarters in Hopkinton, Massachusetts.

Our peer group is reviewed and updated, as necessary, each year to ensure that the comparisons are meaningful. Several factors are considered in selecting our peer group, including industry, products and services offered, revenue level, geographic location, and competition for executive talent in our labor markets. McAfee will be removed from the peer group in fiscal 2012 as a result of its acquisition by Intel Corporation in February 2011.

Elements of Executive Compensation Programs

Autodesk's executive compensation program has three key components:

- base salary,
- short-term cash incentive, and
- long-term equity incentives

The Company also provides a comprehensive benefits program and, under certain circumstances, severance.

These programs are designed to attract, retain, and motivate highly effective executive officers to achieve our business goals and improve stockholder value, by linking compensation to our overall strategic and financial performance, while seeking to ensure that our executive officers do not take unnecessary or excessive risks that could harm the Company and our stockholders. These programs are also intended to mitigate potential conflicts between incentives that benefit any one executive to the detriment of the Company and our stockholders. Although the amount and mix of each of these three key components generally are determined by objective assessment, the Compensation Committee retains and exercises judgment and subjective assessments in its ultimate compensation decisions.

Elements of Executive Compensation Program	Purpose
Base Salary	Base salary provides fixed annual cash compensation set at a competitive level that recognizes the scope, responsibility and skills required of the position. Base salary compensation is a reliable source of income for our executive officers, an important part of retaining our executive officers, and is not subject to the variability of the short-term cash incentive and long-term equity incentive components of our executive compensation programs.
Short-term Cash Incentive Plan and Sales Commissions	Our annual short-term cash incentive plan is intended to motivate and reward participants to ensure Autodesk achieves its annual financial and non-financial objectives as well as individual objectives. Sales commissions are a portion of total targeted cash compensation designed to motivate sales executives to achieve revenue and contribution targets.

Elements of Executive Compensation Program	Purpose
Long-term Incentives—Equity-based Compensation	Equity incentive awards provide employees and executive officers the opportunity to be rewarded for increases in our stock price, which we believe aligns the interests of our employees and executive officers with those of our stockholders. • *Stock options* remain our primary equity incentive vehicle and are intended to direct executive attention to the importance of sustained, long-term revenue growth and profitability • *Restricted stock units* are granted as an additional retention tool to provide compensation to our executive officers despite the volatility of our stock price. Both stock options and restricted stock units are commonly used equity awards in the software and technology industry, and have become integral components of competitive compensation in our industry. Vesting periods between two years (in the case of restricted stock units) and four years (in the case of stock options) encourage employees and executive officers to remain with the Company and focus on longer-term results.
Benefits/Perquisites	Health and welfare programs include medical, 401(k) matching, non-qualified deferred compensation plan, life insurance, paid time off and leaves of absence. We also provide for supplementary non-core benefits to accommodate regulatory, cultural and/or practical differences in the different geographies in which we have operations.

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Compensation Program Design and Practices

Base Salary

Each of our executive positions is assigned to an executive salary grade level and associated pay range based on an internal assessment of each position's impact and scope of responsibility. The midpoints of the salary ranges are developed to reflect the increasing scope of responsibility at progressively higher executive levels and to remain competitive within our peer group. The midpoint of each range generally falls in the middle range of pay for similar jobs within our peer group. In general, an executive officer who is new or less experienced in his or her role will be paid lower in the range than an executive officer who has demonstrated proven performance in his or her role for many years, is highly proficient in the skills required for his or her role and applies those skills to very high levels of achievement.

We believe that generally targeting the overall range of salary compensation of our peer group keeps our salary component competitive and balanced, and provides the Compensation Committee the flexibility to increase compensation in its discretion.

Base salaries for executive officers are set annually by the Compensation Committee, typically at its March meeting. Promotion or any appropriate adjustments required during the year may be approved at other meetings. In March 2010, the Compensation Committee considered the benchmark analysis of base salary of our peer group, our CEO's assessment of each executive officer's experience, skills and performance level, the general state of the economy and the Company's performance. For the CEO, the Compensation Committee consulted the full Board of Directors to conduct a similar assessment of his experience, skills and performance.

Based on those factors in aggregate, and the general state of the economy specifically, our executive officers' salaries were not increased in fiscal 2011, except for Mr. Bhatt. An increase in Mr. Bhatt's salary was approved by the Compensation Committee to recognize his ongoing unique contributions and leadership.

Short-term Cash Incentive Plan

The structure of our stockholder approved short-term cash incentive plan provides the Compensation Committee with the authority to provide short-term cash incentives that qualify as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code, provided that certain steps are taken each year. If such steps are not taken by the Compensation Committee, our short-term cash incentive plan still acts as a short-term cash incentive plan, but without qualifying as deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code. For fiscal 2011, due in large part to the economic uncertainties at the beginning of fiscal 2011, the Compensation Committee elected not to take steps under our short-term cash incentive plan to create qualifying deductible "performance-based" compensation within the meaning of Section 162(m) of the Internal Revenue Code.

Funding of the short-term cash incentive plan was dependent on the achievement of certain revenue and non-GAAP operating margin levels for fiscal 2011. Details of those amounts are provided below. Non-GAAP operating margin for fiscal 2011 excluded certain costs and expenses, including stock-based compensation expense, amortization of certain purchased intangibles, restructuring charges and goodwill impairment charges. We believe that the use of a non-GAAP operating margin rather than a GAAP operating margin focuses our executive officers on the on-going operations of our business and encourages long-term growth strategies such as acquisitions and in-process research and development investments.

Elements of short-term cash incentive plan performance criteria include financial performance targets and individual performance. All participants share the same financial performance goals, which are focused on annual revenue growth and profitability, as described in greater detail below. All participants also have unique annual non-financial individual performance goals that consist of specific business objectives and management effectiveness goals. Although the financial performance targets are objective and quantitative, the individual performance goals are subjective, qualitative and permit the Compensation Committee to use discretion in determining the success of these criteria.

Target Awards

The Compensation Committee set target short-term cash incentive amounts for each eligible participant based on his or her salary grade. These targets are percentages of such executive officer's salary, and range from 125% in the case of our CEO to 16.7% in the case of our former Executive Vice President, Sales and Services. These targets are set against each executive officer's annualized base salary. An executive officer may receive amounts below or above this target award. Target awards for our Named Executive Officers under the short-term cash incentive plan were each approximately:

Short-Term Cash Incentive Plan Participant	Short-Term Cash Incentive Target (as % of base salary)
Carl Bass, Chief Executive Officer and President	125%
Mark J. Hawkins, Executive Vice President and Chief Financial Officer	75%
George M. Bado, former Executive Vice President, Sales and Services	16.7%
Jay Bhatt, Senior Vice President, Architecture, Engineering and Construction	75%
Pascal W. Di Fronzo, Senior Vice President, General Counsel & Secretary	75%

Financial Targets

For fiscal 2011, the Compensation Committee also set financial performance targets that increased funding with an increase of revenue and non-GAAP operating margin. The following represents funding at two financial performance levels, "Baseline Performance" and "Stretch Performance":

- Anything below the "Baseline Performance" target would have resulted in less than 75% funding.
- Anything above the "Stretch Performance" target would have resulted in more than 100% funding.

Fiscal 2011 Performance Targets

Performance Level	Performance Target	Funding as a % of Target Funding
"Baseline" Performance	Revenue: $1.795 billion Non-GAAP Operating Margin: 18.6%	75% of Target Funding
"Stretch" Performance	Revenue: $1.834 billion Non-GAAP Operating Margin: 20.0%	100% of Target Funding

Individual Performance Goals

For fiscal year 2011, each named executive officer's individual performance goals were to support the following broad corporate performance goals:

Fiscal 2011 Broad Corporate Goals

Increase Revenue and Margin
Improve Customers' Experience in all of their Interactions with Autodesk
Ensure Autodesk Remains a Truly Great Place to Work

Fiscal 2011 Results. For fiscal 2011, the Company's revenue was approximately $1.952 billion and non-GAAP operating margin was approximately 21.4%.

The achievement of these financial targets resulted in an overall annual short-term cash incentive funding at 127% of the otherwise target short-term cash incentives which are described below. For fiscal 2011, the Compensation Committee assessed each participant's individual goals, including management effectiveness and achievement of the broad corporate goals. Based on these factors, including the financial performance targets outlined above, a participant may receive actual short-term cash incentive that is larger or smaller than his or her target award amount, or may receive no short-term cash incentive whatsoever. The actual award for executive officers reflects a combination of the target award, financial performance, and assessment of the individual's performance during the year, and reflects the discretionary authority of the Compensation Committee.

Actual Awards to Individuals. As discussed above, the Compensation Committee determines the actual awards based not only on the financial performance targets discussed above, but also on an evaluation of each individual's performance. The Compensation Committee makes these determinations using its discretion, and the Compensation Committee does not specifically weight any particular factor nor apply any prescribed formula in determining the amount of the actual awards.

At its March 2011 meetings, the Compensation Committee reviewed our financial performance and the individual performance of each of our Named Executive Officers for fiscal 2011. The achievement of the financial performance targets resulted in an overall annual short-term cash incentive funding at 127% of the target short-term cash incentive amounts.

Accordingly, at its March 2011 meeting, the Compensation Committee approved short-term cash incentive plan payouts for Named Executive Officers approximately as follows:

Participant	Approved Short-Term Cash Incentive Plan Payout percent of Base Salary	Short-Term Cash Incentive Plan Payout as % of Target Award
Carl Bass	158.8%	127.0%
Mark J. Hawkins	95.2%	127.0%
George M. Bado (a)	0.0%	0.0%
Jay Bhatt	95.2%	127.0%
Pascal W. Di Fronzo	95.8%	128.0%

(a) Mr. Bado is not eligible for a short-term cash incentive plan payout because he was not an Autodesk employee on the payment date.

Details of these amounts can be found in the "Executive Compensation—Summary Compensation Table and Narrative Disclosure" below.

Short-term Cash Incentive—Autodesk Sales Compensation Plan. In addition to at-risk compensation under the short-term cash incentive plan, Mr. Bado, our former Executive Vice President, Sales and Services, had a portion of his targeted cash compensation tied to sales commissions based on achievement of specific revenue and contribution margin objectives. For fiscal 2011, Mr. Bado's commission-based cash incentive target was set at approximately 38% of his overall targeted cash compensation, which includes base salary and short term cash incentives (including commission-based cash incentive). Of this 38% target, approximately 34% related to the achievement of a specific revenue objective, and approximately 4% related to a specific contribution margin objective. Payouts for the revenue objective target set for Mr. Bado did not have a pre-set maximum limit, although the payouts for the contribution margin objective did have a preset maximum limit equal to the target amount. For fiscal 2011, the Company's revenue exceeded the target set for Mr. Bado, which was the target set for our short-term cash incentive plan, noted above. In addition, Mr. Bado met the contribution margin threshold set for him. The contribution margin target set for Mr. Bado in fiscal 2011 was lower than the contribution margin set for Mr. Bado in fiscal 2010. Given the challenges that the Company faced in fiscal 2011, the Company believes that targets set for Mr. Bado's commission-based cash incentive represented a reasonable but achievable target. As a result of Mr. Bado exceeding these targets, Mr. Bado's actual commission-based cash incentive was approximately 57% of his overall actual cash compensation. Details of the amounts paid to Mr. Bado as sales commissions can be found in the table below, as well as in the "Executive Compensation—Summary Compensation Table and Narrative Disclosure" below.

	Target Short-Term Cash Incentive Compensation	Percent of Target Short-Term Cash Incentive Compensation	Actual Short-Term Cash Incentive Compensation	Percent of Actual Short-Term Cash Incentive Compensation
Sales commissions - revenue	$300,000	71.5%	$611,575	93.9%
Sales commissions - operating margin	40,000	9.5%	40,000	6.1%
Short-term cash incentive plan (EIP) (a)	80,000	19.0%	—	0.0%
	$420,000	100.0%	$651,575	100.0%

(a) Mr. Bado is not eligible for a short-term cash incentive plan payout because he was not an Autodesk employee on the payment date.

As noted above, on December 14, 2010, Mr. Bado announced his intention to resign as our Executive Vice President, Sales and Services. In connection with Mr. Bado's resignation, we entered into a Separation Agreement with Mr. Bado on January 28, 2011. A description of the Separation Agreement is found in "Executive Compensation—Change in Control Arrangements and Employment Agreements," below.

Long-term Incentives—Equity-based Compensation

In determining actual grants of stock options and restricted stock units to executive officers, the Compensation Committee considers several factors, including the unvested option and restricted stock unit position of each executive officer, the value of those options and restricted stock units compared to other Company executive officers, the mix of incentives between options and restricted stock units, competitive pay practices within our peer group and the individual performance of the executive officer.

The Compensation Committee uses "new hire," "promotion," and "ongoing" stock grant guidelines in determining the appropriate size of grants. The stock grant guidelines reflect the range of typical competitive practices of our peer group. The Compensation Committee has authority to exceed these guidelines within the limits prescribed under the stock plan approved by stockholders. The current stock plan limits any individual option grant to 1,500,000 shares and any restricted stock grant (including restricted stock units) to 300,000 shares, except grants to individuals in their first fiscal year of service. In that case, the limit is 3,000,000 shares for an option grant, and 600,000 shares for a restricted stock awards (including restricted stock units).

All equity grants to executive officers are made by the Compensation Committee. Approval of annual equity grants for executive officers occur at regularly scheduled quarterly meetings of the Compensation Committee.

Historically, the Compensation Committee has approved equity grants to newly-hired executive officers at its first quarterly meeting following the executive officer's hire date, although the Compensation Committee may also approve equity grants to newly-hired executive officers at the Compensation Committee meeting at which the appointment of the new executive officer is approved. The Compensation Committee also approves promotion grants at the Compensation Committee meeting at which the promotion is approved, or at the next quarterly Compensation Committee meeting following the promotion.

Although long-term incentives through equity awards represented a significant portion of most of our Named Executive Officers' total fiscal 2011 compensation, it represents a variable component of compensation for which full value may not be realized due to stock market conditions, availability of trading windows, vesting conditions, expiration of the awards and the like.

Equity Incentive Deferral Plan. The Equity Incentive Deferral Plan (the "Deferral Plan") encourages our executive officers to maintain equity ownership in the Company, which we believe aligns the interests of our executive officers with those of our stockholders. Under the Deferral Plan, eligible executive officers, including certain Named Executive Officers, may elect to defer up to 50% of their cash incentive award earned under the short-term cash incentive plan, and have any such deferred amounts granted in the form of restricted stock units (the "Base RSUs"). The Base RSUs are fully vested as of the date of grant and have a distribution date on or about the third anniversary of the grant date. As an incentive for participating in the Deferral Plan, for every three Base RSUs purchased by a participating executive, the Company issues one additional restricted stock unit (the "Premium RSUs"). The Premium RSUs are granted with a vesting date and a distribution date on or about the third anniversary of the grant date.

Executive officers may make an election to participate in the Deferral Plan no later than the end of the calendar year immediately prior to the year in which such services are to be performed.

Equity Grant Policies. Our Board of Directors has established the following policies to govern the granting of equity awards:

	Equity Grant Policies
Limitation on Number of Equity Awards Granted	For fiscal 2011, the aggregate number of shares underlying equity awards granted under our 2008 Employee Stock Plan was limited to no more than 3.5% of our outstanding Common Stock as of the end of fiscal 2010. The 3.5% limitation calculation was based on total ("gross") awards and is not net of cancellations or forfeitures. In calculating whether the 3.5% limitation had been reached, no equity awards issued in connection with a merger, acquisition, or similar business combination or the appointment of new senior executive officers, such as a chief executive officer, chief financial officer, or chief operating officer, were included in the calculation for total shares granted. In addition, each restricted stock unit granted is counted as two shares toward this limitation. For fiscal 2011, the aggregate number of equity grants represented less than 3.5% of our common shares outstanding as of January 31, 2010.
Prohibition Against Stock Option Repricing	Repricing of stock options is prohibited without stockholder approval. This restriction exists in all of our equity plans, including our 2008 Employee Stock Plan, as amended and restated, and 2010 Outside Directors' Stock Plan. A similar policy was in place for our prior employee stock plan.
Nonstatutory Stock and Incentive Stock Options	In general when issuing options, we issue only nonstatutory stock options to employees and executive officers, with the exception of grants to those executive officers subject to the stock ownership guidelines described below. We have limited our use of incentive stock options (ISOs) because of the heavier financial burden they place on the Company. However, because ISOs provide special tax advantages to the recipient if the stock is held for a certain period of time following exercise, we provide ISOs to certain executive officers to facilitate their meeting our stock ownership guidelines discussed below. ISOs are granted to these few individuals only to the extent allowable by applicable Internal Revenue Code limits. Any excess options are nonstatutory stock options.
Stock Option Grant Exercise Price	For fiscal 2011, the exercise price for stock option grants equaled the fair market value of the Company's Common Stock on the date of grant. This is defined as the closing price quoted on the NASDAQ Global Select Market on the grant date.
Stock Grant Vesting and Expiration	All stock options granted in fiscal 2011 vest according to the nature of the grant and the level of the recipient. All stock options granted to executive officers in fiscal 2011, expire seven years from the date of

grant. Grants made under the amended 2008 employee stock plan have 10 year terms.

- *Executive Officer and all other vice president stock option grants* (new hire, promotion and performance grants) have four-year vesting, with one-fourth of the total grant vesting on each grant anniversary date for four years.
- *Other non-vice president stock option grants* have three-year vesting, with one-third of the total grant vesting on each grant anniversary date for three years.
- *Standard new hire stock option grants (50 to 100 shares, depending on country)* vest in full on the one-year anniversary of the grant date.

Typically, other than "base RSUs" acquired in exchange for cash otherwise payable under our short-term cash incentive plan, restricted stock units granted to our executive officers vest in full on or about the third anniversary of the grant date.

Stock Ownership Guidelines for Executive Officers and Prohibition on Hedging

The Board of Directors believes that stock ownership by executive officers is important to tie the risks and rewards inherent in stock ownership of the Company to our executive officers. Consequently, the Board of Directors has adopted voluntary guidelines for executive officer stock ownership. These voluntary ownership guidelines provide that executive officers are encouraged to hold a fixed number of shares for each level of executive officer rather than a multiple of salary. This requirement is intended to create clear guidelines that tie a portion of our executive's net worth to the performance of our stock price.

The current stock ownership guidelines are as follows:

Position	Ownership Guidelines
Chief Executive Officer	100,000 shares
Executive Vice President	30,000 shares
Senior Vice President	15,000 shares

These voluntary stock ownership guidelines are applicable only to those executive officers who are also subject to Section 16 of the Exchange Act. Our executive officers have four years from either December 2008 or the promotion to a new, higher-level position, whichever is later, to achieve the recommended levels of stock ownership to comply with these voluntary stock ownership guidelines. The executive can achieve the recommended levels through exercising vested stock options or by purchasing stock either in the open market or through the Employee Stock Purchase Plan. For purposes of achieving the voluntary stock ownership guidelines, both vested and unvested restricted stock and restricted stock units are counted towards the voluntary guidelines.

As of the end of our fiscal 2011, all Named Executive Officers met the voluntary stock ownership guidelines outlined above.

Under the Company's insider trading policy, all members of the Board of Directors and executive officers are prohibited from trading put and call options relating to the Company's stock, or in making "short sales" of the Company's stock.

In fiscal 2011, stock options and restricted stock units were the only equity grants made to our executive officers. At its March 2010 meeting, the Compensation Committee reviewed the factors discussed above and awarded options to the Named Executive Officers based on individual performance and grant values of our peer group for comparable executive officers. In March 2010, the Compensation Committee also approved grants of restricted stock units in connection with the Equity Incentive Deferral Plan described below, for short-term cash incentives awards made in March 2011, relating to fiscal 2011. Please see "Executive Compensation—Grants of Plan-Based Awards in Fiscal 2011," below for grants made to our Named Executive Officers during fiscal 2011.

Pay Mix

In order to focus our executive officers on achieving superior annual and long-term performance, we have structured our executive officers' compensation mix so that the majority of their compensation is contingent on achieving or surpassing our annual goals and achieving superior returns for our stockholders. In fact in fiscal 2011, short-term annual incentives increased as a proportion of total compensation mix.

Total Annual Cash Compensation

Total annual cash compensation is made up of a base salary and the short-term cash incentives described above. The ratio of an executive's base salary and short-term cash incentive target reflects the strong importance that we place on superior performance and achievement. Most of our Named Executive Officers have a significant portion of his or her annual eligible cash compensation contingent on corporate and individual performance and that portion was increased in fiscal 2011.

Total Equity Incentive Compensation

In addition, we want our executive officers focused on long-term achievements that build value for our stockholders. Consistent and prolonged appreciation of our stock price and the building of Company market capitalization are key measures of success. We use stock option and restricted stock unit awards to align our executive officers and their efforts with the goals and interests of our stockholders. Because our executive officers and their decisions and judgment are critical to our long-term success, the majority of their overall compensation is aligned with Company and stockholder value creation.

Actual Pay Mix for Fiscal 2011

For fiscal 2011, the pay mix of our three components of compensation for the Named Executive Officers is shown below. The pay mix generally reflects our objective of providing a large portion of our executive officers' compensation through long-term equity compensation. Naturally, this mix varies depending on a number of factors, including stock price changes, overall Company performance and individual performance. Amounts in the chart below are based on what was paid or granted during fiscal 2011. Base salary is the amount of each Named Executive Officer's actual annual base salary. Short-term cash incentive is the actual short-term cash incentive payout and certain separation agreement payments in the case of Mr. Bado. Long-term equity incentive amounts represent aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, *Compensation—Stock Compensation* ("ASC 718"). These amounts do not necessarily correspond to the actual value that will be realized by the Named Executive Officers upon exercise or sale of the awards. In addition, our officers may from time to time receive other compensation as described in more detail in "Executive Compensation— Summary Compensation Table and Narrative Disclosure," below.

Long-term equity incentive compensation constitutes the largest single component of compensation of our Named Executive Officers' overall compensation in fiscal 2011. For our Named Executive Officers, overall cash compensation for fiscal 2011 was more heavily weighted towards short-term incentives than base pay. This mix between fixed base salary and cash incentives is consistent with our pay-for-performance philosophy and is comparable to that for similar positions reviewed in our peer group.



Carl Bass
15%
24%
61%
Mark J. Hawkins
30%
41%
29%
George M. Bado
37%
36%
Jay Bhatt
25%
53%
22%
Pascal W. Di Fronzo
44%
26%
Base
Actual ST Cash Incentive
LT Equity

Perquisites and Other Benefits – Design and Practices

Program	**Summary Description**
Benefits	We offer a variety of benefits programs to all employees, including executive officers. The benefits that our executive officers receive are the same as those of other full-time employees in the same geography. For example, in the United States, benefits include medical, vision, dental, employee and dependent life insurance, employee and dependent accidental death and dismemberment insurance, short-term disability, long-term disability, and financial programs such as a 401(k) plan and flexible spending accounts. We also reimburse employees for certain types of relocation expenses.
Nonqualified Deferred Compensation	United States-based executive officers are eligible to participate in our Nonqualified Deferred Compensation Plan. The plan is designed to allow eligible employees to make pretax contributions through compensation deferrals to the plan and receive tax-deferred investment returns on the contributions similar to the 401(k) plan. This benefit is incremental to the 401(k) plan and is available to a limited group of United States-based officers and high level managers. The assets of our Nonqualified Deferred Compensation Plan are held in a rabbi trust. Similar to the 401(k) plan, earnings are not guaranteed.

Perquisites	From time to time, when deemed appropriate by the Compensation Committee, we provide certain executive officers perquisites that we believe are either competitively prudent or in the Company's best interest. In fiscal 2011, we provided Mr. Hawkins, our Executive Vice President and Chief Financial Officer, with certain living expenses due to the distance between his home, at the time we hired him in fiscal 2011, and the Company's headquarters. Please see "Executive Compensation—Summary Compensation Table and Narrative Disclosure," below for the aggregate amount of such perquisites. In addition, certain other non-material perquisites were provided to certain Named Executive Officers, as noted in the "Executive Compensation—Summary Compensation Table and Narrative Disclosure," below. Otherwise, we do not, as a general practice, provide material benefits or special considerations to our executive officers that we do not provide to other employees.

Tax and Accounting Considerations

In designing our compensation programs, we have considered tax and accounting implications, including the following.

Program	Tax and Accounting Consideration
Accounting for Stock-Based Compensation	We account for stock-based compensation in accordance with the requirements of ASC 718. We also take into consideration ASC 718 and other generally accepted accounting principles in determining changes to policies and practices for our stock-based compensation programs.
Executive Change in Control Program	We have structured our Executive Change in Control program so that in the event payment of benefits constitutes a "parachute" payment under Section 280G of the Internal Revenue Code, we will revise and limit the payment so that we do not incur additional tax burden on behalf of the participant. For more information, refer to the "Executive Change in Control Program" section on page 38.
Short-term Cash Incentive Plan	The short-term cash incentive plan is structured so that if so desired by the Committee, the plan can comply with the requirements of Section 162(m) of Internal Revenue Code, which allow certain payments under the plan to be deductible for federal income tax purposes As discussed above, in fiscal 2011, the tax benefits otherwise available under our short-term cash incentive plan were not available to us, because we did not meet the conditions required under Section 162(m) of the Internal Revenue Code
Equity Incentive Deferral Plan	The Equity Incentive Deferral Plan is structured to comply with the requirements of Section 409A of the Internal Revenue Code, which imposes limitations and conditions on nonqualified deferred compensation plans and arrangements, including requirements relating to when amounts under such plans may be made, acceleration of benefits, and the timing of elections under such plans.

Post-Employment Obligations

Obligation	Summary Description
Employment Agreement with Mr. Bass	The Company has entered into an employment agreement with Carl Bass, our Chief Executive Officer and President. Throughout fiscal 2011, this agreement provided general protection for Mr. Bass in the event of termination without cause or resignation for good reason (including change of control). We believe that Mr. Bass's employment agreement provided a valuable tool to retain his services during fiscal 2011. We believe that the protections afforded to him in the event of a change of control provide us with an increased level of confidence that he will remain with the Company up to and for some period of time after a change of control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control in the Company. Details of the agreements for Mr. Bass can be found beginning on page 39.
Change in Control Program	In March 2006, the Board of Directors approved an amended Executive Change in Control Program, in an effort to ensure the continued service of our key executive officers in the event of a future change of control of the Company. In December 2008, the Board of Directors approved an amended and restated Executive Change in Control Program which updated the Executive Change in Control Program approved in March 2006 to conform to certain new tax provisions. Further amendments were made in December 2010. Each Named Executive Officer, among other employees, participates in the Executive Change in Control Program. We believe that the Executive Change in Control Program provides us with a valuable tool to retain the services of our executive officers and provides us with an increased level of confidence that our executive officers will remain with the Company for some period of time after a change in control. This in turn provides continuity in the event of a change in control, which we believe may ultimately enhance stockholder value, and discourages benefits simply for consummating a change in control of the Company. We do not provide any gross-up payments in our Executive Change in Control Program.
Separation Agreement with Ken Bado	Pursuant to the terms and conditions of a Separation Agreement, effective as of January 31, 2011, Mr. Bado's service as the Executive Vice President, Sales and Services of the Company terminated. Mr. Bado continued as an employee providing transitional services through March 28, 2011. Mr. Bado received (a) a lump-sum severance payment of $55,385, equal to six weeks of Mr. Bado's current base salary, in connection with Mr. Bado's release of claims against the Company; (b) continued salary, vesting and employee health care benefits through March 28, 2011, in connection with Mr. Bado's transitional services to the Company; and (c) a special payment of $362,692, equal to twenty-three weeks of Mr. Bado's current base salary plus target variables, payable in two equal payments of $181,346 on each of September 1, 2011 and January 31, 2012, in connection with continued compliance with the terms of the Separation Agreement, including certain non-competition and non-solicitation obligations undertaken by Mr. Bado. Please see "Executive Compensation—Change in Control Arrangements and Employment Agreements," below for more information regarding the Employment Agreement with Mr. Bass, the Executive Change in Control Program, the Separation Agreement with Ken Bado, and potential payments in connection with terminations occurring after a change in control.

Compensation Committee Report

The Compensation and Human Resources Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and Human Resources Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION AND HUMAN RESOURCES
COMMITTEE OF THE BOARD OF DIRECTORS

Steven M. West, Chairman
Per-Kristian Halvorsen
Mary T. McDowell

Compensation Practices and Risk

Our Compensation Committee, in consultation with Pay Governance, has reviewed and discussed the concept of risk as it relates to our compensation program and the Committee does not believe our compensation program encourages excessive or inappropriate risk taking for the following reasons:

- Our use of different types of compensation vehicles that provide a balance of long and short-term incentives with fixed and variable components.
- Our stock options and restricted stock units typically vest over a multi-year period, and our stock options remain exercisable from four to ten years from the date of grant, encouraging participants to look to long-term appreciation in equity values.
- The metrics used to determine the amount of a participant's short-term cash incentive under our short-term cash incentive plan included Company-wide metrics. These Company-wide metrics include revenue and operating margin financial measures, which encourages profitable revenue.
- Our Compensation Committee retains discretion to modify, reduce or to eliminate short-term cash incentives that would otherwise be payable based on actual financial performance.
- Our system of internal control over financial reporting, code of business conduct, and whistle-blower program, among other things, reduce the likelihood of manipulation of our financial performance to enhance payments under our short-term cash incentive plan.

In order to focus our employees on achieving superior annual and long-term performance, we have structured the compensation mix of our employees so that a meaningful amount of their compensation is contingent on achieving or surpassing our annual goals and achieving superior returns for our stockholders.

Summary Compensation Table and Narrative Disclosure

This narrative discussion, as well as the table and footnotes below, provide a summary of our Named Executive Officers' compensation for the fiscal years ended January 31, 2011, 2010 and 2009. The Named Executive Officers are Carl Bass (Chief Executive Officer and President), Mark J. Hawkins (Executive Vice President and Chief Financial Officer), and the next three most highly compensated individuals who were serving as executive officers of Autodesk on January 31, 2011, the last day of our most recent fiscal year. For information on our compensation objectives, see the discussion under the heading "Compensation Discussion and Analysis."

Salary—Named Executive Officers are paid a salary which reflects the dollar value of cash base salary earned by each executive during the relevant fiscal year. We did not provide equity or other non-cash items to our Named Executive Officers as salary compensation during fiscal 2011, 2010 or 2009.

Stock Awards and Option Awards—The value of restricted stock unit awards and option awards included in the "Stock Awards" and "Option Awards" columns of the following table represents the grant date fair value of stock and option awards granted during the fiscal year. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal year 2011 Annual Report on Form 10-K filed on March 18, 2011. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon the vesting of restricted stock units, the exercise of stock options, or the sale of the Common Stock underlying such awards.

Equity and Non-Equity Incentive Plan Compensation—Non-equity incentive plan compensation represents (1) amounts earned for services performed during the relevant fiscal year pursuant to our short-term cash incentive plan for all executive officers shown except for Mr. Bado, and (2) amounts earned for services performed by Mr. Bado pursuant to Autodesk's short-term cash incentive plan and for sales commissions earned, as shown below. Amounts earned under our short-term cash incentive plan are paid in cash unless a participant elects to defer a portion of the earned amount as restricted stock; see note (e) below and "Compensation Discussion and Analysis—Equity Grant Practices," above for more information on these deferrals. The amounts shown in the Non-Equity Incentive Plan Compensation column below reflect the total cash amounts awarded and the amounts shown in the Equity Incentive Plan Compensation column reflect the grant date fair value of restricted stock units granted in lieu of cash due to the participant's decision to defer into restricted stock units a portion of the total short-term cash incentive plan (EIP) amount awarded. Cash amounts awarded under the short-term cash incentive plan (EIP) are awarded and payable in the first quarter of the following fiscal year.

All Other Compensation—This column represents all other compensation for the relevant fiscal year not reported in the previous columns, such as payment of relocation and temporary housing expenses, reimbursement of certain tax expenses, Autodesk's matching contributions to pre-tax savings plans, insurance premiums, personal gifts and related tax gross ups. Generally, unless the items included in this category exceed the greater of $25,000 or 10 percent of the total amount of perquisites received by such Named Executive Officer, each individual perquisite is not separately identified and quantified.

The Summary Compensation Table below presents information concerning the total compensation of our Named Executive Officers for the fiscal years ended January 31, 2011, 2010 and 2009. Mr. Hawkins and Mr. Bhatt were not Named Executive Officers prior to fiscal 2010; therefore, their compensation information is not presented for fiscal 2009. Mr. Di Fronzo was not a Named Executive Officer prior to fiscal 2011; therefore, his compensation information is not presented for fiscal 2010 or fiscal 2009.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Equity Incentive Plan Compensation ($) (e)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Carl Bass, Chief Executive Officer and President (a)	2011	$920,769	$ —	$ —	$3,704,727	$ —	$1,429,000	$ 6,184	$6,060,680
	2010	825,000	—	562,560	4,028,094	—	810,000	5,262	6,230,916
	2009	883,333	—	1,447,040	4,466,280	—	775,000	4,078	7,575,731
Mark J. Hawkins, Executive Vice President and Chief Financial Officer (b)	2011	531,058	100,000	—	712,447	333,306	250,000	78,943	2,005,754
	2010	383,553	100,000	627,610	1,222,065	—	350,000	107,090	2,790,318
George M. Bado, Former Executive Vice President, Sales and Services (c)	2011	491,077	—	—	664,951	—	651,575	519,832	2,327,435
	2010	440,000	—	152,360	727,264	33,306	592,281	56,690	2,001,901
	2009	480,000	—	380,800	691,509	49,992	352,939	230,500	2,185,740
Jay Bhatt, Senior Vice President, Architecture, Engineering & Construction	2011	448,718	—	—	949,930	266,628	200,000	6,029	1,871,305
	2010	320,833	—	152,360	778,425	199,951	150,000	46,259	1,647,828
Pascal W. Di Fronzo, Senior Vice President, General Counsel and Secretary (d)	2011	390,500	—	—	569,958	—	340,000	27,108	1,327,566

(a) Mr. Bass was Interim Chief Financial Officer from August 14, 2008 through April 26, 2009.

(b) Mr. Hawkins became Executive Vice President and Chief Financial Officer on April 27, 2009. Mr. Hawkins received a sign-on bonus paid in two equal $100,000 installments in each of fiscal years 2010 and 2011. Mr. Hawkins' fiscal 2011 other compensation includes reimbursement of relocation expenses of $73,176. In addition, Mr. Hawkins' fiscal 2011 other compensation includes the company 401(k) plan match, health benefits, a mobile computing device, and tax gross ups for certain perquisites.

(c) On December 14, 2010, Mr. Bado announced his intention to resign as our Executive Vice President, Sales and Services. In connection with Mr. Bado's resignation, we entered into a Separation Agreement (the "Separation Agreement") with Mr. Bado on January 28, 2011. Mr. Bado's Non-Equity Incentive Plan Compensation consists of amounts earned pursuant to our short-term cash incentive plan (EIP) and sales commissions and sales bonus earned during fiscal 2011, 2010 and 2009, respectively, as shown below. Commissions and sales bonus are paid quarterly for the previous quarter's commissions and bonus earned.

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Sales commissions	$611,575	$567,281	$275,439
Sales commissions - operating margin	40,000	—	40,000
Short-term cash incentive plan (EIP)	—	25,000	37,500
Total	$651,575	$592,281	$352,939

During fiscal 2011, Mr. Bado's other compensation includes the accrual of two special payments each of $181,000 in connection with continued compliance with the terms of the Separation Agreement, $75,000 salary compensation for his employment through March 28,2011, and a $55,000 severance payment. In addition, Mr. Bado's fiscal 2011 other compensation includes authorized spouse travel in connection with a business trip, the Company 401(k) plan match, health benefits and tax gross ups for certain perquisites.

(d) Mr. Di Fronzo's fiscal 2011 other compensation includes authorized spouse travel in connection with a business trip, the Company 401(k) plan match, health benefits, entertainment, and tax gross ups for certain perquisites.

(e) Beginning in fiscal 2009, under the terms of our Equity Incentive Deferral Plan, participants were permitted to elect to defer up to 50 percent of their short-term cash incentive plan (EIP) award in a given plan year. The deferred amount of such award will be settled with restricted stock units granted to the participant. For detailed information on the Equity Incentive Deferral Plan, see "Compensation Discussion and Analysis—Equity Grant Policies," above. For detailed information on fiscal 2011 deferrals, see note (b) to "Grants of Plan-Based Awards in Fiscal 2011" below.

Grants of Plan-Based Awards in Fiscal 2011

Grants of plan-based awards reflect grants made to our Named Executive Officers under our non-equity incentive plans and equity compensation plans during fiscal 2011.

The following table includes amounts payable under our short-term cash incentive plan (EIP) for performance during fiscal 2011. The actual amounts awarded under our short-term cash incentive plan (EIP) for fiscal 2011 were determined by the Compensation Committee in March 2011 and are reflected in the "Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in restricted stock units and "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in cash. As described in "Compensation Discussion and Analysis—Equity Grant Policies," above, our Equity Incentive Deferral Plan permits participants to elect to defer up to 50 percent of their short-term cash incentive plan (EIP) award in a given plan year. Any such deferrals are reflected in footnote (b) following the table below, and the resulting restricted stock units granted under such deferrals are not reflected in the table below as such grants were made in fiscal 2012.

Amounts included for options granted under the 2008 Employee Stock Plan during fiscal 2011 are not tied to performance against a specific plan, but have values that are tied to the price of our stock. Options granted under the 2008 Employee Stock Plan shown in the column entitled "All Other Option Awards" vest over a four year period at a rate of 25 percent per year. See "Change in Control Arrangements and Employment Agreements" below for a further description of certain terms relating to these awards. Awards made under our short-term cash incentive plan (EIP) and the grant-date fair value of awards from our 2008 Employee Stock Plan are included in the Summary Compensation Table above, and do not constitute additional compensation from the amounts included in the Summary Compensation Table.

See "Compensation Discussion and Analysis" above for further discussion of the role of plan based and other awards in our overall executive compensation program.

The following table presents information concerning grants of plan-based awards to each of the Named Executive Officers during the fiscal year ended January 31, 2011:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (a), (b)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock Awards and Option Awards ($) (c)
		Threshold ($)	Target ($)	Maximum ($)			
Carl Bass	3/26/2010	$—	$ —	$ —	390,000	$29.50	$3,704,727
		—	1,125,000	2,137,500	—	—	—
Mark J. Hawkins	3/26/2010	—	—	—	75,000	29.50	712,447
		—	393,750	748,125	—	—	—
George M. Bado	3/26/2010	—	—	—	70,000	29.50	664,951
		—	460,000	N/A	—	—	—
Jay Bhatt	3/26/2010	—	—	—	100,000	29.50	949,930
		—	315,000	598,500	—	—	—
Pascal W. Di Fronzo	3/26/2010	—	—	—	60,000	29.50	569,958
		—	266,250	505,875	—	—	—

(a) Reflects target and maximum dollar amounts payable under the short-term cash incentive plan (EIP) for performance during fiscal 2011, as described in "Compensation Discussion and Analysis—Elements of Executive Compensation Programs." "Threshold" refers to the minimum amount payable for a certain level of performance; "Target" refers to the amount payable if specified performance targets are reached; and "Maximum" refers to the maximum payout possible. Mr. Bado's amount in the "Target" column includes a fiscal 2011 target short-term cash incentive plan (EIP) award of $80,000 and target commissions of $340,000. Mr. Bado's maximum short-term cash incentive plan (EIP) award is $152,000, or 190 percent of his target award. Commissions do not have a preset maximum limit.

(b) Under the terms of our Equity Incentive Deferral Plan, participants have the ability to defer a portion (up to 50 percent) of their EIP award as restricted stock units. The number of shares of stock underlying restricted stock units granted for the deferred portion of the participant's short-term cash incentive plan (EIP) award ("Base RSUs") is determined by dividing the amount of short-term cash incentive deferred by the closing price of our common shares on the grant date. These Base RSUs are fully vested upon grant. In addition, participants who have elected to defer a portion of their short-term cash incentive plan (EIP) award as restricted stock units receive an additional grant of restricted stock units ("Premium RSUs") at a rate of one share of Premium RSUs for each three shares of Base RSUs granted. These Premium RSUs fully vest on the third anniversary of the grant date. The actual amounts awarded under our short-term cash incentive plan (EIP) for fiscal 2011 were determined by the Compensation Committee and approved by Autodesk's Board of Directors on March 24, 2011, and are reflected in the "Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in restricted stock units and "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table and Narrative Disclosure" above for the amount awarded in cash. The table below reflects each Named Executive Officer's decision to defer a portion of their short-term cash incentive plan (EIP) award under our Equity Incentive Deferral Plan and the resulting grants of restricted stock units. The stock awards shown below reflect a closing Common Stock price of $43.81 on March 24, 2011, the date of grant.

	Cash ($)	Base RSUs (#)	Grant Date Fair Value of Base RSUs ($)	Premium RSUs (#)	Grant Date Fair Value of Premium RSUs ($)	Percent Deferred
Carl Bass	$1,429,000	—	$ —	—	$ —	0%
Mark J. Hawkins	250,000	5,706	249,980	1,902	83,327	50%
George M. Bado	—	—	—	—	—	0%
Jay Bhatt	200,000	4,565	199,993	1,521	66,635	50%
Pascal W. Di Fronzo	340,000	—	—	—	—	0%

(c) Reflects the grant date fair value of each equity award. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K filed on March 18, 2011. These amounts do not correspond to the actual value that will be realized by the Named Executive Officers upon the vesting of restricted stock units, the exercise of stock options, or the sale of the Common Stock underlying such awards.

Outstanding Equity Awards at Fiscal 2011 Year End

The following table presents information concerning unexercised options and unvested restricted stock unit awards for each Named Executive Officer outstanding as of January 31, 2011. This table includes options and restricted stock units granted under the 2008 Employee Stock Plan, the 2006 Employee Stock Plan and the 1996 Stock Plan. Unless otherwise indicated, all options granted to Named Executive Officers vest at the rate of 25 percent per year over the first four years of the option term and all restricted stock unit awards fully vest on the third anniversary of the grant date.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($) (f)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (#)	Plan Awards: Market or Payout Value of Unearned Shares That Have Not Vested
Carl Bass	3/18/2004	125,000	—	$ 14.40	3/18/2014	—	$ —	—	$ —
	6/28/2004	150,000	—	20.69	6/28/2014	—	—	—	—
	3/10/2005	218,750	—	30.15	3/10/2012	—	—	—	—
	3/9/2006	750,000	—	38.00	3/9/2012	—	—	—	—
	6/14/2007	281,250	93,750	45.29	6/14/2013	—	—	—	—
	3/13/2008	200,000	200,000	34.53	3/13/2014	—	—	—	—
	6/12/2008	—	—	—	—	38,000 (b)	1,545,840	—	—
	2/2/2009	131,250	393,750	16.53	2/2/2016	—	—	—	—
	12/10/2009	—	—	—	—	24,000 (d)	976,320	—	—
	3/26/2010	—	3,389	29.50	3/26/2017	—	—	—	—
	3/26/2010	—	386,611	29.50	3/26/2017	—	—	—	—
Mark J. Hawkins	4/27/2009	—	112,500	19.01	4/27/2016	25,000 (e)	1,017,000	—	—
	12/10/2009	—	—	—	—	6,500 (d)	264,420	—	—
	3/26/2010	—	3,389	29.50	3/26/2017	—	—	—	—
	3/26/2010	—	71,611	29.50	3/26/2017	—	—	—	—
George M. Bado	3/9/2006	45,000	—	38.00	3/9/2012	—	—	—	—
	6/14/2007	63,750	19,043	45.29	6/14/2013	—	—	—	—
	3/12/2008	32,500	—	32.90	3/12/2014	—	—	—	—
	6/12/2008	—	—	—	—	10,000 (b)	406,800	—	—
	2/2/2009	25,000	74,999	16.53	2/2/2016	—	—	—	—
	3/12/2009	—	—	—	—	—	—	981 (c)	39,907
	12/10/2009	—	—	—	—	6,500 (d)	264,420	—	—
	3/26/2010	—	3,389	29.50	3/26/2017	—	—	—	—
	3/26/2010	—	66,611	29.50	3/26/2017	—	—	—	—
	3/26/2010	—	—	—	—	—	—	282 (g)	11,472
Jay Bhatt	2/10/2005	35,000	—	29.37	2/10/2012	—	—	—	—
	3/9/2006	25,000	—	38.00	3/9/2012	—	—	—	—
	6/14/2007	48,750	30,293	45.29	6/14/2013	—	—	—	—
	8/6/2007	2,992 (a)	—	17.53	4/5/2014	—	—		
	8/6/2007	10,000 (a)	—	21.89	8/13/2014	—	—		
	3/12/2008	32,500	32,500	32.90	3/12/2014	—	—	—	—
	6/12/2008	—	—	—	—	7,500 (b)	305,100	—	—
	2/2/2009	18,750	56,250	16.53	2/2/2016	—	—	—	—
	3/12/2009	—	—	—	—	—	—	2,289 (c)	93,117
	6/11/2009	6,250	18,750	22.40	6/11/2016	—	—	—	—
	12/10/2009	—	—	—	—	6,500 (d)	264,420	—	—
	3/26/2010	—	3,389	29.50	3/26/2017	—	—	—	—
	3/26/2010		96,611	29.50	3/26/2017	—	—	—	—
	3/26/2010	—	—	—	—	—	—	1,694 (g)	68,912
Pascal W. Di Fronzo	3/9/2006	30,000	—	38.00	3/9/2012	—	—	—	—
	12/13/2006	22,500	—	41.06	12/13/2012	—	—	—	—
	6/14/2007	56,250	18,750	45.29	6/14/2013	—	—	—	—
	3/12/2008	22,500	22,500	32.90	3/12/2014	—	—	—	—
	6/12/2008	—	—	—	—	7,500 (b)	305,100	—	—
	2/2/2009	18,750	56,250	16.53	2/2/2016	—	—	—	—
	3/12/2009	—	—	—	—	—	—	2,289 (c)	93,117
	12/10/2009	—	—	—	—	6,500 (d)	264,420	—	—
	3/26/2010	—	3,389	29.50	3/26/2017	—	—	—	—
	3/26/2010	—	56,611	29.50	3/26/2017	—	—	—	—

(a) Options granted on August 6, 2007 to Mr. Bhatt relate to the re-grant of options that were amended and re-priced as a result of our 2007 voluntary review of historical stock option granting practices. These options have varied vesting schedules because the original option was split between an incentive stock option and a non-qualified stock option due to IRS regulations regarding the number of incentive stock options that can vest in any one calendar year, and because only the unexercised portion of the option was cancelled and regranted.

(b) Awards granted on June 12, 2008 fully vest on the third anniversary of the grant date.

(c) Awards granted on March 12, 2009 relate to the Premium RSU awards granted under the Equity Incentive Deferral Plan for fiscal year 2009. These awards vest on the third anniversary of the grant date.

(d) Awards granted on December 10, 2009 fully vest on the second anniversary of the grant date.

(e) Awards granted to Mr. Hawkins on April 27, 2009 relate to his new hire grants, which fully vest on the third anniversary of the grant date.

(f) Market value of restricted stock units that have not vested is computed by multiplying (i) $40.68, the closing price on the NASDAQ Global Select Market of Autodesk common stock on January 31, 2011, the last business day of fiscal 2011, by (ii) the number of shares of stock underlying restricted stock unit awards.

(g) Awards granted on March 26, 2010 relate to the Premium RSU awards granted under the Equity Incentive Deferral Plan for fiscal year 2010. These awards vest on the third anniversary of the grant date.

Proxy Materials

Option Exercises and Stock Vested at Fiscal 2011 Year End

The following table presents certain information concerning the vesting of stock awards by each of the Named Executive Officers during the fiscal year ended January 31, 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (a)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (a)
Carl Bass	—	$ —	—	$ —
Mark J. Hawkins	37,500	1,087,875	—	—
George M. Bado	45,000	1,773,100	847	24,987
Jay Bhatt	—	—	5,084	149,978
Pascal W. Di Fronzo	12,805	527,133	—	—

(a) Reflects the number of shares acquired on vesting multiplied by the closing market price of our common stock as reported on the NASDAQ Global Select Market on the vesting date.

Nonqualified Deferred Compensation for Fiscal 2011

Under our Nonqualified Deferred Compensation Plan, certain United States-based officers (including Named Executive Officers) may defer compensation earned as salary, commissions or awards under the short-term cash incentive plan (EIP). Deferral elections are made by eligible executive officers each year during an "open enrollment" period for amounts to be earned in the following year. The Company does not make any contribution for executive officers under the Nonqualified Deferred Compensation Plan. In fiscal 2011, we adopted our Equity Incentive Deferral Plan, which permits certain executive officers to defer up to 50 percent of their short-term cash incentive plan (EIP) award. The Equity Incentive Deferral Plan is available for deferral of awards paid during or after fiscal 2011.

The following table presents information regarding non-qualified deferred compensation activity for each listed officer during the fiscal year ended January 31, 2011.

Name	Executive Contributions in Last Fiscal Year ($) (a)	Aggregate Earnings/ (Losses) in Last Fiscal Year ($) (b)	Aggregate Balance at Last Fiscal Year End ($)
Carl Bass	$ —	$ —	$ —
Mark J. Hawkins	—	4,799	37,208
George M. Bado	67,837	176,953	904,527
Jay Bhatt	147,825	261,383	750,667
Pascal W. Di Fronzo	—	20,459	107,996

(a) Contributions in this column for Mr. Bado include $43,200, which is reported as fiscal year 2010 non-equity incentive plan compensation in the Summary Compensation Table, and $24,638, which is reported as fiscal year 2010 salary in the Summary Compensation Table. Contributions in this column for Mr. Bhatt include $147,825 which is reported as fiscal year 2010 non-equity incentive plan compensation in the Summary Compensation Table.

(b) None of the earnings or losses in this column are reflected in the Summary Compensation Table because they are not considered preferential or above market.

Change in Control Arrangements and Employment Agreements

In an effort to ensure the continued service of our key executive officers in the event of a change in control, each of our current executive officers, among other employees, participate in an amended and restated Executive Change in Control Program (the "Program") that was approved by the Board of Directors in March 2006 and amended most recently in December 2010, effective as of February 1, 2011. Mr. Bass does not participate in the Program and has a change in control provision in his employment agreement, as noted below.

Executive Change in Control Program (effective during the fiscal year ended January 31, 2011)

Under the terms of the Executive Change in Control Program effective during the 2011 fiscal year, if, within twelve months of a change in control, an executive officer who participates in the Program is terminated without cause, or voluntarily terminates their employment for good reason, as cause and good reason are defined in the Program effective during the 2011 fiscal year, the executive officer will receive, following execution of a release and one-year non competition agreement:

- An amount equal to the executive officer's annual base compensation and average annual bonus, payable over a 12 month period;
- The acceleration of the executive officer's stock options that would have vested within the 12 months following the date of the executive officer's termination; and
- Continued coverage of medical and dental insurance for the executive and eligible spouse and dependents until the earlier of 12 months from the date of termination or when the executive officer becomes covered under another employer's employee benefit plans.

If the executive officer is terminated for any other reason, they will receive severance or other benefits only to the extent that they would be entitled to receive under our then-existing benefit plans and policies. If the benefits provided under the Program effective during the 2011 fiscal year constitute parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and are subject to the excise tax imposed by Section 4999 of the Code, then such benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever amount results in the receipt of the greatest amount of benefits by the executive officer.

As defined in the Program effective during the 2011 fiscal year, a "Change in Control" occurs if the Company is sold or merges with another corporation, if an individual acquires 50 percent or more of the total voting power represented by voting securities, or if the composition of the Board of Directors changes substantially.

For purposes of the tables set forth below in "Potential Payments Upon Termination or Change in Control," the amounts payable to each of our Named Executive Officers, other than to Mr. Bass who does not participate in the Program and to Mr. Bado, are based upon the terms of the Program effective during the 2011 fiscal year. In the event of the future termination of any executive officer who participates in the Program which results in payment pursuant to the terms of the Program, any such payment would be made pursuant to the terms of the Program effective as of February 1, 2011, as described below, and would result in greater benefits paid to such executive officer than pursuant to the terms of the Program effective during the 2011 fiscal year.

Proxy Materials

Executive Change in Control Program (effective as of February 1, 2011)

Under the terms of the Program effective as of February 1, 2011, if, within twelve months of a change in control, an executive officer who participates in the Program is terminated without cause, or voluntarily terminates their employment for good reason, as cause and good reason are defined in the Program, the executive officer will receive (among other benefits), following execution of a release and non-solicit agreement:

- An amount equal to one and one-half times the sum of the executive officer's annual base compensation and average annual bonus, payable in a lump sum;
- The acceleration of all of the executive officer's outstanding incentive equity awards, including stock options and restricted stock units; and
- Reimbursement of the total applicable premium cost for medical and dental coverage for the executive officer and his or her eligible spouse and dependents until the earlier of 18 months from the date of termination or when the executive officer becomes covered under another employer's employee benefit plans.

If the executive officer is terminated for any other reason, they will receive severance or other benefits only to the extent that they would be entitled to receive under our then-existing benefit plans and policies. If the benefits provided under the Program constitute parachute payments under Section 280G of the Code and are subject to the excise tax imposed by Section 4999 of the Code, then such benefits will be (1) delivered in full, or (2) delivered to such lesser extent that would result in no portion of the benefits being subject to the excise tax, whichever amount results in the receipt of the greatest amount of benefits by the executive officer.

As defined in the Program, a "Change in Control" occurs if any person acquires 50 percent or more of the total voting power represented by voting securities, if the Company sells all or substantially all its assets, if the Company mergers or consolidates with another corporation or if the composition of the Board of Directors changes substantially.

Employment Agreement with Carl Bass

In December 2008, the Company entered into an amended and restated employment agreement with Carl Bass that provides for, among other things, certain payments and benefits to be provided to Mr. Bass in the event his employment is terminated without "cause" or he resigns for "good reason," including in connection with a "change of control" of the Company, as each such term is defined in Mr. Bass's employment agreement.

In the event Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, and such termination is not in connection with a change of control, Mr. Bass will receive (i) payment of 200 percent of his then current base salary for 12 months, (ii) accelerated vesting for 12 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date he entered into his amended and restated employment agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans. In addition, Mr. Bass is subject to non-solicitation and non-competition covenants for 12 months following a termination that gives rise to the severance benefits discussed above.

If, in connection with a change of control, Mr. Bass's employment is terminated by the Company without cause or if Mr. Bass resigns for good reason, Mr. Bass will receive (i) a lump sum payment in an amount equal to 200 percent of his then current annual base salary, (ii) accelerated vesting for 24 months of his then outstanding, unvested equity awards (other than awards that vest based on performance), (iii) a period of not less than 6 months to exercise any vested stock options that were granted to Mr. Bass on or after the date of his amended and restated employment agreement, and (iv) reimbursement for premiums paid for continued health benefits for Mr. Bass and his eligible dependents until the earlier of 12 months following termination or the date Mr. Bass becomes covered under similar health plans.

Separation Agreement with Ken Bado

In January 2011, the Company entered into a separation agreement with Ken Bado (the "Separation Agreement"). Pursuant to the terms and conditions of the Separation Agreement, effective as of January 31, 2011, Mr. Bado's service as the Executive Vice President, Sales and Services of the Company terminated. Mr. Bado will continue as an employee providing transitional services through March 28, 2011. Mr. Bado will receive (a) a lump-sum severance payment of $55,385, equal to six weeks of Mr. Bado's base salary effective as of January 31, 2011, in connection with Mr. Bado's release of claims against the Company; (b) continued salary, vesting and employee health care benefits through March 28, 2011, in connection with Mr. Bado's transitional services to the Company; and (c) a special payment of $362,692, equal to twenty-three weeks of Mr. Bado's base salary as of January 31, 2011 plus target variables, payable in two equal payments of $181,346 on each of September 1, 2011 and January 31, 2012, in connection with continued compliance with the terms of the Separation Agreement, including certain non-competition and non-solicitation obligations undertaken by Mr. Bado.

Potential Payments Upon Termination or Change in Control

The tables below list the estimated amount of compensation payable to each of the Named Executive Officers in the event of voluntary termination, involuntary not-for-cause termination, for cause termination, termination following a change in control and termination in the event of disability or death of the executive. The amounts shown for all Named Executive Officers other than Mr. Bado assume that such termination was effective as of January 31, 2011, and include amounts earned through such time for all components of compensation, benefits and perquisites payable under the Executive Change in Control Program effective during the 2011 fiscal year. Amounts for Mr. Bass also include certain items specified in his employment agreement, discussed above. Amounts for Mr. Bado reflect his resignation as Executive Vice President, Sales and Services as of January 31, 2011, and include amounts earned through such time for all components of compensation, benefits and perquisites payable under the Executive Change in Control Program effective during the 2011 fiscal year. Estimated amounts for share-based compensation are based on the closing price of our common stock on the NASDAQ Global Select Market on Monday, January 31, 2011, which was $40.68 per share. The actual amounts for all Named Executive Officers other than Mr. Bado to be paid out can only be determined at the time of such executive's separation from the Company.

Carl Bass:

Executive Benefits and Payments	Voluntary Termination on 1/31/2011 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2011 ($)	For Cause Termination on 1/31/2011 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2011 ($)	Disability on 1/31/2011 ($)	Death on 1/31/2011 ($)
Compensation:						
Base Salary (1)	$ —	$ 1,800,000	$ —	$ 1,800,000	$ —	$ —
Short-Term Cash Incentive Plan (EIP) (2)	1,429,000	1,429,000	1,429,000	1,429,000	1,429,000	1,429,000
Stock Awards (3)	—	7,396,898	—	12,274,635	—	—
Benefits and perquisites:						
Health Insurance (4)	—	19,840	—	19,840	—	—
Disability Income (5)	—	—	—	—	2,190,314	—
Accidental Death or Dismemberment (6)	—	—	—	—	—	—
Life Insurance (7)	—	—	—	—	—	1,800,000
Accrued Vacation Pay (8)	3,462	3,462	3,462	3,462	3,462	3,462
Total Executive Benefits and Payments Upon Separation	$1,432,462	$10,649,200	$1,432,462	$15,526,937	$3,622,776	$3,232,462

Mark J. Hawkins:

Executive Benefits and Payments	Voluntary Termination on 1/31/2011 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2011 ($)	For Cause Termination on 1/31/2011 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2011 ($)	Disability on 1/31/2011 ($)	Death on 1/31/2011 ($)
Compensation:						
Base Salary (1)	$ —	$ —	$ —	$ 525,000	$ —	$ —
Short-Term Cash Incentive Plan (EIP) (2)	500,000	500,000	500,000	925,000	500,000	500,000
Stock Options (3)	—	—	—	1,286,670	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	20,561	—	—
Disability Income (5)	—	—	—	—	2,289,005	—
Accidental Death or Dismemberment (6)	—	—	—	—	1,050,000	1,050,000
Life Insurance (7)	—	—	—	—	—	1,050,000
Accrued Vacation Pay (8)	—	—	—	—	—	—
Total Executive Benefits and Payments Upon Separation	$500,000	$500,000	$500,000	$2,757,231	$3,839,005	$2,600,000

George M. Bado (9):

Executive Benefits and Payments	Voluntary Termination on 1/31/2011 ($)
Compensation:	
Base Salary (1)	$ —
Short-Term Cash Incentive Plan (EIP) (2)	—
Sales Commissions and Bonus (10)	385,185
Stock Options (3)	—
Benefits and perquisites:	
Health Insurance (4)	—
Disability Income (5)	—
Accidental Death or Dismemberment (6)	—
Life Insurance (7)	—
Accrued Vacation Pay (8)	—
Total Executive Benefits and Payments Upon Separation	$385,185

Jay Bhatt:

Executive Benefits and Payments	Voluntary Termination on 1/31/2011 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2011 ($)	For Cause Termination on 1/31/2011 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2011 ($)	Disability on 1/31/2011 ($)	Death on 1/31/2011 ($)
Compensation:						
Base Salary (1)	$ —	$ —	$ —	$ 420,000	$ —	$ —
Short-Term Cash Incentive Plan (EIP) (2)	400,000	400,000	400,000	691,667	400,000	400,000
Stock Options (3)	—	—	—	1,542,508	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	19,215	—	—
Disability Income (5)	—	—	—	—	2,718,941	—
Accidental Death or Dismemberment (6)	—	—	—	—	2,000,000	2,000,000
Life Insurance (7)	—	—	—	—	—	2,000,000
Accrued Vacation Pay (8)	—	—	—	—	—	—
Total Executive Benefits and Payments Upon Separation	$400,000	$400,000	$400,000	$2,673,390	$5,118,941	$4,400,000

Pascal W. Di Fronzo:

Executive Benefits and Payments	Voluntary Termination on 1/31/2011 ($)	Involuntary Not For Cause or Voluntary for Good Reason (Except Change in Control) Termination on 1/31/2011 ($)	For Cause Termination on 1/31/2011 ($)	Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination on 1/31/2011 ($)	Disability on 1/31/2011 ($)	Death on 1/31/2011 ($)
Compensation:						
Base Salary (1)	$ —	$ —	$ —	$ 355,000	$ —	$ —
Short-Term Cash Incentive Plan (EIP) (2)	340,000	340,000	340,000	600,417	340,000	340,000
Stock options (3)	—	—	—	1,277,558	—	—
Benefits and perquisites:						
Health Insurance (4)	—	—	—	17,666	—	—
Disability Income (5)	—	—	—	—	2,538,805	—
Accidental Death or Dismemberment (6)	—	—	—	—	2,000,000	2,000,000
Life Insurance (7)	—	—	—	—	—	2,000,000
Accrued Vacation Pay (8)	—	—	—	—	—	—
Total Executive Benefits and Payments Upon Separation	$340,000	$340,000	$340,000	$2,250,641	$4,878,805	$4,340,000

(1) *Base Salary:* For Mr. Bass, the amounts shown would be paid in accordance with his employment agreement. For Mr. Hawkins, Mr. Bhatt and Mr. Di Fronzo, the amounts shown would be paid in accordance with the Executive Change in Control Program effective during the 2011 fiscal year.

(2) *Short-Term Cash Incentive Plan (EIP):* For Mr. Bass, amounts reflect the sum of the fiscal 2011 short-term cash incentive already earned under the short-term cash incentive plan. For Mr. Hawkins, Mr. Bhatt and Mr. Di Fronzo, amounts in the Voluntary Termination, Involuntary Not for Cause or Voluntary for Good Reason (Except in Change in Control) Termination, For Cause Termination, Disability and Death columns reflect the fiscal 2011 short-term cash incentive already earned under the short-term cash incentive plan. For Mr. Bhatt and Mr. Di Fronzo, the amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column are the sum of the fiscal 2011 short-term cash incentive already earned under the short-term cash incentive plan and a severance bonus equal to the average of the last three years' short-term cash incentives under the Executive Change in Control Program effective during the 2011 fiscal year. For Mr. Hawkins, the amount in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column is the sum of the fiscal 2011 short-term cash incentive already earned under the short-term cash incentive plan and a severance bonus equal to the average of the last two years' bonuses under the Executive Change in Control Program effective during the 2011 fiscal year as Mr. Hawkins did not participate in the short-term cash incentive plan prior to fiscal 2010. These amounts are based on the cash value of the short-term cash incentive plan, regardless of the executive officers' election to defer part of their short-term cash incentive as restricted stock units under the Equity Incentive Deferral Plan.

(3) *Stock Options:* For Mr. Hawkins, Mr. Bhatt and Mr. Di Fronzo amounts shown in the Involuntary Not for Cause or Voluntary For Good Reason (Change in Control) Termination columns reflect the value of their outstanding stock options that would normally have vested in the twelve months following their separation but are accelerated (i.e., vest immediately on the date of separation) in accordance with the Executive Change in Control Program agreement effective during the 2011 fiscal year. For purposes of this table the value of the outstanding stock options that vest is determined based upon the pro rata grant date fair value of

these options. For Mr. Bass, in accordance with his employment agreement, the amount shown in the Involuntary Not for Cause or Voluntary for Good Reason (Except Change in Control) Termination column reflects the value realized upon immediate vesting of his stock awards normally vesting in the twelve months following his separation, and the amounts in the Involuntary Not for Cause or Voluntary for Good Reason (Change in Control) Termination column reflects the value realized upon immediate vesting of his stock awards normally vesting in the twenty-four months following his separation.

(4) *Health Insurance:* For Mr. Bass, in accordance with his employment agreement, these amounts represent the cost of continuing coverage for Mr. Bass and his dependents for twelve months. For Mr. Hawkins, Mr. Bhatt and Mr. Di Fronzo, these amounts represent the cost of continuing coverage for medical and dental benefits for each executive and their dependents for twelve months in accordance with the Executive Change in Control Program effective during the 2011 fiscal year.

(5) *Disability Income:* Reflects the estimated present value of all future payments to each executive under their elected disability program, which represent 100 percent of base salary for the first 90 days, and then 66-2/3 percent of salary thereafter, with a maximum of $20,000 per month, until the age of 65. These payments would be made by the insurance provider, not by Autodesk.

(6) *Accidental Death or Dismemberment:* Reflects the lump-sum amount payable to each executive or his or her beneficiaries by Autodesk's insurance provider in the event of each executive's accidental death. There is also a prorated lump sum payment for dismemberment. The amount shown as payable upon dismemberment is based upon the payout for the most severe dismemberment under the plan.

(7) *Life Insurance:* Reflects the lump-sum amount payable to beneficiaries by Autodesk's insurance provider in the event of each executive's death.

(8) *Accrued Vacation Pay:* As of January 31, 2011, all U.S. executives, excluding Mr. Bass, no longer accrue vacation. Therefore, Mr. Hawkins, Mr. Bhatt and Mr. Di Fronzo had no accrued vacation at January 31, 2011. The balance for Mr. Bass reflects the lump-sum amount payable for accrued but unused vacation time.

(9) For Mr. Bado, the amounts shown are the amounts he actually received following his resignation on January 31, 2011.

(10) *Sales Commissions and Bonus:* Reflects amounts earned in the fourth quarter of fiscal 2011 by Mr. Bado, which were paid in the first quarter of fiscal 2012.

Compensation of Directors

During fiscal 2011, our non-employee directors were eligible to receive the annual compensation set forth below:

Member of the Board of Directors	$75,000
Non-executive Chairman of the Company	an additional $65,000
Chair of the Audit Committee	an additional $25,000
Chair of the Compensation and Human Resources Committee	an additional $20,000
Chair of the Corporate Governance and Nominating Committee	an additional $10,000

The annual compensation cycle for non-employee directors begins on the date of the annual stockholders' meeting and ends on the date of the next annual stockholders meeting ("Directors' Compensation Cycle"). Director compensation in the tables below represents the portion of annual compensation with respect to service during Autodesk's fiscal year 2011. No later than December 31 of the year prior to a director's re-election to the Board of Directors, each director may elect to receive up to 50 percent of their annual fee in cash, with the balance paid in the form of restricted stock issued at a rate of $1.20 worth of stock for each $1.00 of cash compensation foregone. The restricted stock is issued at the beginning of the Directors' Compensation Cycle on the date of the annual meeting of stockholders and vests on the date of the annual meeting of stockholders in the following year, provided that the recipient is a director on such date. For the period from June 11, 2009 through June 10, 2010, all of our non-employee directors, except Ms. McDowell, Ms. Nelson and Mr. West, elected to convert 100 percent of the cash portion of their annual fees to restricted stock; Ms. McDowell, Ms. Nelson and Mr. West elected to receive 50 percent of their annual fees in cash. For the period from June 11, 2010 through

June 10, 2011, all of our non-employee directors, except Mr. Robel, Ms. McDowell and Mr. West, elected to convert 100 percent of the cash portion of their annual fees to restricted stock; Ms. McDowell and Mr. West elected to receive 50 percent of their annual fees in cash; Mr. Robel elected to receive 40 percent of his annual fees in cash. Accordingly, the amounts above reflect actual fees earned in cash by Mr. Robel, Ms. Dowell and Mr. West during fiscal 2011. If elected, cash compensation is accrued monthly and paid quarterly, in arrears.

Additionally, the Company's 2010 Outside Directors' Stock Plan provides for the automatic grant of nonstatutory stock options to our non-employee directors. Upon being elected or appointed to our Board of Directors, each non-employee director is granted an option to purchase 50,000 shares of our Common Stock, with subsequent annual option grants of 20,000 shares of our Common Stock. The exercise price of options granted under the 2010 Outside Directors' Stock Plan is equal to the fair value of our Common Stock on the date of grant. Options granted under the 2010 Outside Directors' Stock Plan upon election or appointment vest over a three-year period; subsequent annual option grants vest over a one-year period.

The table below presents information concerning the compensation paid by us to each of our non-employee directors for the fiscal year ended January 31, 2011. Mr. Bass, who was our employee during the fiscal year ended January 31, 2011, did not receive additional compensation for his service as a director. As Ms. Norrington did not serve on our Board of Directors during the fiscal year ended January 31, 2011, she did not receive compensation during that fiscal year and is, therefore, not included in the following tables. Ms. Nelson did not seek re-election to the Board of Directors at the 2010 Annual Meeting held on June 10, 2010, and ceased to be a director on that date. The compensation in the following tables relates to Ms. Nelson's services between February 1, 2010 and June 10, 2010.

Name	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (c)	Total ($)
Crawford W. Beveridge	$ —	$167,966	$170,088	$338,054
J. Hallam Dawson	—	89,975	170,088	260,063
Per-Kristian Halvorsen	—	101,976	170,088	272,064
Sean M. Maloney	—	89,975	170,088	260,063
Mary T. McDowell	32,130	38,549	448,760	519,439
Elizabeth A. Nelson (a)	13,531	16,231	—	29,762
Charles J. Robel	25,567	89,287	170,088	284,942
Steven M. West	47,500	56,989	170,088	274,577

(a) Ms. Nelson was granted 2,009 restricted stock awards on June 11, 2009 in advance for her services for the period of June 11, 2009 to June 10, 2010.

(b) As noted above, for the period from June 11, 2009 through June 10, 2010, all of our non-employee directors, except Ms. McDowell, Ms. Nelson and Mr. West, elected to convert 100 percent of the cash portion of their annual fees to restricted stock; Ms. McDowell, Ms. Nelson and Mr. West elected to receive 50 percent of their annual fees in cash. For the period from June 11, 2010 through June 10, 2011, all of our non-employee directors, except Mr. Robel, Ms. McDowell and Mr. West, elected to convert 100 percent of the cash portion of their annual fees to restricted stock; Ms. McDowell and Mr. West elected to receive 50 percent of their annual fees in cash; Mr. Robel elected to receive 40 percent of his annual fees in cash. Accordingly, the amounts above reflect actual fees earned in cash by Mr. Robel, Ms. Dowell and Mr. West during fiscal 2011. The following table represents director compensation as if all of the directors had elected to receive 50 percent of their annual fees in cash. See footnote (c) for the grant date fair value of the restricted stock that they received during fiscal 2011.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Total ($)
Crawford W. Beveridge	$70,000	$83,972	$170,088	$324,060
J. Hallam Dawson	37,500	44,977	170,088	252,565
Per-Kristian Halvorsen	42,500	50,976	170,088	263,564
Sean M. Maloney	37,500	44,977	170,088	252,565
Mary T. McDowell	32,130	38,549	448,760	519,439
Elizabeth A. Nelson	13,531	16,231	—	29,762
Charles J. Robel	50,000	59,984	170,088	280,072
Steven M. West	47,500	56,975	170,088	274,563

(c) Reflects the pro rata grant date fair value of stock awards and option awards earned by the directors during the fiscal year. The assumptions used in the valuation of these awards are set forth in Note 1, "Business and Summary of Significant Accounting Policies" in the Notes to Consolidated Financial Statements in our fiscal year 2011 Annual Report on Form 10-K filed on March 18, 2011. These amounts do not correspond to the actual value that will be realized by the Directors upon the vesting of stock awards, the exercise of stock options, or the sale of the common stock underlying such awards.

As outlined in footnote (b) above, the following restricted stock grants reflect the portion of director's fees earned that were settled in restricted stock at a rate of $1.20 worth of stock for each $1.00 of cash compensation. The following table shows the amounts and fair values of the options granted in fiscal 2011 and the total amounts and fair values of restricted stock awarded in fiscal 2011 as discussed above:

	Restricted Stock			Options		
Name	Number of Shares (#)	Grant Date Fair Value of Stock Awards ($)	Grant Date	Number of Shares (#)	Exercise Price Per Share ($)	Grant Date Fair Value of Option Awards ($)
Crawford W. Beveridge	6,131	$167,989	6/10/2010	20,000	$27.40	$170,088
J. Hallam Dawson	3,284	89,982	6/10/2010	20,000	27.40	170,088
Per-Kristian Halvorsen	3,722	101,983	6/10/2010	20,000	27.40	170,088
Sean M. Maloney	3,284	89,982	6/10/2010	20,000	27.40	170,088
Mary T. McDowell	1,642	44,991	3/26/2010	50,000	29.50	448,760
Elizabeth A. Nelson	—	—	N/A	—	—	—
Charles J. Robel	2,627	71,980	6/10/2010	20,000	27.40	170,088
Steven M. West	2,080	56,992	6/10/2010	20,000	27.40	170,088

The aggregate number of each director's stock options outstanding at January 31, 2011 is disclosed in the table below:

Name	Option Awards Outstanding (#)
Crawford W. Beveridge	160,000
J. Hallam Dawson	200,000
Per-Kristian Halvorsen	140,000
Sean M. Maloney	110,000
Mary T. McDowell	50,000
Elizabeth A. Nelson	—
Charles J. Robel	110,000
Steven M. West	110,000

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2011 (number of securities in thousands).

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in thousands)
Equity compensation plans approved by security holders	31,092	$28.06	45,702(1)
Equity compensation plans not approved by security holders (2)	731	10.39	—
Total	31,823	$27.65	45,702

(1) Included in this amount are 27.8 million securities available for future issuance under Autodesk's 1998 Employee Qualified Stock Purchase Plan.

(2) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004. The Nonstatutory Stock Option Plan permitted the grant to eligible employees of options to purchase up to 16.9 million shares, all of which have been previously granted. Executive officers and members of the Board of Directors were not eligible to participate in this plan. The Nonstatutory Stock Option Plan was intended to help the Company attract and retain outstanding individuals in order to promote the Company's success. Only nonstatutory stock options were granted under the Nonstatutory Stock Option Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information concerning the beneficial ownership of Autodesk's Common Stock as of March 31, 2011, for each person or entity who is known by the Company to own beneficially more than five percent of the outstanding shares of our Common Stock, each of the Company's directors, each of the executive officers named in the Summary Compensation Table on page 31 and all directors and executive officers of the Company as a group.

5% Stockholders, Directors and Officers (1)	Common Stock Beneficially Owned (2)	Percentage Beneficially Owned (3)
Principal Stockholders:		
BlackRock, Inc. (4)	14,690,754	6.4%
The Vanguard Group, Inc. (5)	11,716,882	5.1%
Non-Employee Directors:		
Crawford W. Beveridge (6)	160,437	*
J. Hallam Dawson (7)	228,947	*
Per-Kristian Halvorsen (8)	122,678	*
Sean M. Maloney (9)	96,381	*
Mary T. McDowell (10)	17,000	*
Lorrie M. Norrington (11)	—	*
Charles J. Robel (12)	98,508	*
Steven M. West (13)	93,963	*
Named Executive Officers:		
Carl Bass (14)	2,244,485	*
Mark J. Hawkins (15)	64,144	*
George M. Bado (16)	186,509	*
Jay Bhatt (17)	269,545	*
Pascal W. Di Fronzo (18)	206,524	*
All directors and executive officers as a group (20 individuals) (19)	5,329,276	2.3%

* Represents less than one percent (1 percent) of the outstanding Common Stock.

(1) Unless otherwise indicated in their respective footnote, the address for each listed person is c/o Autodesk, Inc., 111 McInnis Parkway, San Rafael, California 94903.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares over which the individual or entity has the right to acquire within 60 days of March 31, 2011 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(3) The total number of shares of Common Stock outstanding as of March 31, 2011 was 231,023,057.

(4) As of December 31, 2010, the reporting date of BlackRock, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 2, 2011, BlackRock, Inc. was deemed to have sole voting power with respect to 14,690,754 shares and sole dispositive power with respect to 14,690,754 shares. The address of BlackRock, Inc., 40 East 52nd Street, New York, NY 10022.

(5) As of December 31, 2010, the reporting date of The Vanguard Group, Inc.'s most recent filing with the SEC pursuant to Section 13(g) of the Exchange Act filed on February 10, 2011, The Vanguard Group, Inc. was deemed to have sole voting power with respect to 288,620 shares and sole dispositive power with respect to 11,428,262 shares. The address of The Vanguard Group, Inc., is 100 Vanguard Blvd., Malvern, PA 19355.

(6) Includes 130,000 shares subject to options exercisable within 60 days of March 31, 2011.

(7) Includes 180,000 shares subject to options exercisable within 60 days of March 31, 2011.
(8) Includes 120,000 shares subject to options exercisable within 60 days of March 31, 2011.
(9) Includes 90,000 shares subject to options exercisable within 60 days of March 31, 2011.
(10) Consists of 17,000 shares subject to options exercisable within 60 days of March 31, 2011.
(11) Upon appointment to the Board of Directors on March 24, 2011, Ms. Norrington was granted 50,000 shares subject to options, none of which are exercisable within 60 days of March 31, 2011.
(12) Includes 90,000 shares subject to options exercisable within 60 days of March 31, 2011.
(13) Includes 90,000 shares subject to options exercisable within 60 days of March 31, 2011.
(14) Includes 2,185,000 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2011.
(15) Includes 56,250 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2011.
(16) Includes 142,500 shares subject to options exercisable within 60 days of March 31, 2011.
(17) Includes 239,242 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2011.
(18) Includes 201,250 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2011.
(19) Includes 4,997,537 shares subject to options exercisable, and restricted stock units that vest, within 60 days of March 31, 2011.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

Autodesk's Related Party Transactions Policy states that all transactions between or among the Company and its wholly-owned subsidiaries and any Related Party, as defined, requires the prior written approval of the Chief Financial Officer. Non-routine Transactions with vendors and suppliers to the Company and its wholly-owned subsidiaries require the prior written approval of the Corporate Controller. In addition, in accordance with our Code of Business Conduct and the charter for the Audit Committee, our Audit Committee reviews and approves in advance any proposed "related person" transactions. Any related person transaction will be disclosed in the applicable SEC filing as required by the rules of the SEC. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities ("10 percent Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and The NASDAQ Stock Market. Such executive officers, directors and 10 percent Stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms that they file.

Based solely on our review of the copies of such reports furnished to us and written representations that no other reports were required to be filed during fiscal 2011, we are not aware of any late Section 16(a) filings.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is a committee of the Board of Directors comprised solely of independent directors as required by the listing standards of The NASDAQ Stock Market and rules of the SEC. The Audit Committee operates under a written charter approved by the Board of Directors, which is available on the Company's website at *www.autodesk.com* under "Investors—Corporate Governance." The composition of the Audit Committee, the attributes of its members and the responsibilities of the Audit Committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The Audit Committee reviews and assesses the adequacy of its charter and the Audit Committee's performance on an annual basis.

As described more fully in its charter, the purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial reporting, the systems of internal control and the audit process.

The Audit Committee reviewed and discussed the audited financial statements for fiscal year 2011 with management and Ernst & Young LLP, Autodesk's independent registered public accounting firm. Management is responsible for the quarterly and annual financial statements and the reporting process, including the systems of internal controls. Ernst & Young LLP is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. In addition, we received from and discussed with Ernst & Young LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed Ernst & Young LLP's independence with them, and discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as amended (AICPA, Professional Standards, Vol. 1 AU section 380). We also discussed with management and with Ernst & Young LLP the evaluation of Autodesk's internal controls and the effectiveness of Autodesk's internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Audit Committee discussed with Autodesk's internal and independent auditors the overall scope and plans for their respective audits. In addition, the Audit Committee met with the internal and the independent auditors, with and without management present, and discussed the results of their examinations and the overall quality of Autodesk's financial reporting.

On the basis of these reviews and discussions, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that Autodesk's audited financial statements be included in Autodesk's Annual Report on Form 10-K for the fiscal year ended January 31, 2011 for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Charles J. Robel (Chairman)
J. Hallam Dawson
Crawford W. Beveridge

OTHER MATTERS

The Board of Directors does not know of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, it is the intention of the persons named as proxies to vote the shares they represent as the Board of Directors may recommend.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. Therefore, you are urged to vote at your earliest convenience.

THE BOARD OF DIRECTORS

May 3, 2011
San Rafael, California

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended January 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number: 0-14338

AUTODESK, INC.

(Exact name of registrant as specified in its charter)

Delaware	**94-2819853**
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification No.)
111 McInnis Parkway, San Rafael, California	**94903**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (415) 507-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 Par Value	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 31, 2010, the last business day of the registrant's most recently completed second fiscal quarter, there were approximately 226.6 million shares of the registrant's common stock outstanding that were held by non-affiliates, and the aggregate market value of such shares held by non-affiliates of the registrant (based on the closing sale price of such shares on the NASDAQ Global Select Market on July 31, 2010) was approximately $6.7 billion. Shares of the registrant's common stock held by each executive officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 11, 2011, registrant had outstanding approximately 227.9 million shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for registrant's Annual Meeting of Stockholders (the "Proxy Statement"), are incorporated by reference in Part III of this Form 10-K to the extent stated herein. The Proxy Statement will be filed within 120 days of the registrant's fiscal year ended January 31, 2011.

AUTODESK, INC. FORM 10-K

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

The discussion in this Annual Report on Form 10-K contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies; anticipated future financial results; our belief that the strength of our channel network, technological leadership, brand recognition, breadth of product line and large installed base are benefitting us as global economies recover; expected trends in certain financial metrics; our ability to successfully expand adoption of our products, and our ability to successfully increase sales of product suites as part of our overall sales strategy; our belief that emerging economies continue to present long-term growth opportunities for us; the impact of our restructuring activities; the sufficiency of our cash to meet our working capital and operating resource expenditure requirements over the next 12 months and our ability to generate sufficient future taxable income in appropriate tax jurisdictions to realize our net deferred tax assets. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, activity related to our stock repurchase program, and short-term and long-term cash requirements, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of a number of factors, including those set forth below in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities Exchange Commission. We assume no obligation to update forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

PART I

ITEM 1. BUSINESS

Note: A glossary of terms used in this Form 10-K appears at the end of this Item 1.

GENERAL

We are a world leading design software and services company, offering customers productive business solutions through powerful technology products and services. We serve customers in the architecture, engineering and construction; manufacturing; and digital media and entertainment industries. Our sophisticated software products enable our customers to experience their ideas before they are real by allowing them to create and document their designs and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities allow our customers to optimize and improve their designs, help save time and money, improve quality and foster innovation. Our software products are sold globally, both directly to customers and through a network of resellers and distributors.

Segments

We are organized into four reportable operating segments:

- Platform Solutions and Emerging Business ("PSEB"), which accounted for 37% of our net revenue in fiscal 2011,
- Architecture, Engineering and Construction ("AEC"), which accounted for 29% of our net revenue in fiscal 2011,
- Manufacturing ("MFG"), which accounted for 24% of our net revenue in fiscal 2011; and,
- Media and Entertainment ("M&E"), which accounted for 10% of our net revenue in fiscal 2011.

A summary of our net revenue and results of operations for our business segments is found in Note 13, "Segments," in the Notes to our Consolidated Financial Statements.

Our PSEB, AEC and MFG segments derive revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. The principal software products of these segments include the following:

- general design software, including AutoCAD and AutoCAD LT (horizontal design products), which accounted for 33% of our net revenue in fiscal 2011,
- discipline-specific design software, including AutoCAD-based products (vertical design products), which accounted for 15% of our net revenue in fiscal 2011, and
- model-based design software, including Autodesk Inventor products, Autodesk Revit products, AutoCAD Civil 3D, and Autodesk Moldflow which accounted for 30% of our net revenue in fiscal 2011.

In addition to software products, the PSEB, AEC and MFG segments offer a range of services including consulting, support and training, largely dedicated to enhancing our ability to sell licenses to our software products.

Our M&E segment derives revenue from the sale of licenses of software products to creative professionals, post-production facilities, and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming. In addition, our animation products produced by our M&E segment are often used by customers of products from our other segments for the visualization of their designs.

Corporate Information

We were incorporated in California in April 1982 and were reincorporated in Delaware in May 1994. Our principal executive office is located at 111 McInnis Parkway, San Rafael, California 94903 and the telephone number at that address is (415) 507-5000. Our internet address is www.autodesk.com. The information posted on our website is not incorporated into this Annual Report on Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge on the Investor Relations portion of our web site at www.autodesk.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

PRODUCTS

The principal product offerings from Autodesk's different segments are as follows:

PSEB

Our PSEB segment includes our horizontal design product, AutoCAD. Our AutoCAD product is a platform product that underpins our vertical design product offerings for all the industries we serve. For example, our AEC and MFG segments offer tailored versions of AutoCAD software for the industries they serve. Our AutoCAD product also provides a platform for our developer partners to build custom solutions for a range of diverse design-oriented markets. PSEB's revenue primarily includes revenue from sales of licenses of our horizontal design products, AutoCAD and AutoCAD LT. The segment's principal product offerings included the following during fiscal 2011:

- *AutoCAD*

AutoCAD software, which is our largest revenue-generating product, is a customizable and extensible computer-aided design (CAD) application for professional design, drafting, detailing, and visualization. AutoCAD software provides digital tools that can be used independently and in conjunction with other specific applications in fields ranging from construction to manufacturing, civil engineering and process plant design.

- *AutoCAD LT*

AutoCAD LT software is purpose built for professional drafting and detailing. AutoCAD LT includes document sharing capability without the need for software customization or certain advanced functionality found in our AutoCAD product. Users can share all design data with team members who use our AutoCAD product or other Autodesk products built on AutoCAD. AutoCAD LT software is our second largest revenue-generating product.

AEC

Autodesk's AEC software products help to improve the way building, civil infrastructure, process plant and construction projects are designed, built and managed. A broad portfolio of solutions enables greater efficiency, accuracy and sustainability across the entire project lifecycle. Autodesk AEC solutions include advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, sustainable design analysis applications, and collaboration and data management solutions. BIM, an integrated process for building and infrastructure design, analysis, documentation and construction, uses consistent, coordinated information to improve communication and collaboration across the extended project team. AEC provides a comprehensive portfolio of BIM solutions that help customers deliver projects faster and more economically, while analyzing environmental impact. The segment's principal product offerings included the following during fiscal 2011:

- *Autodesk Revit*

Purpose-built for BIM, the Autodesk Revit products collect information about a building project and allow this information to be coordinated across all other representations of the project, so that every drawing sheet, 2D and 3D view and schedule is based on internally consistent and complete information from the same underlying building database. The Autodesk Revit products, including AutoCAD Revit Architecture Suite, AutoCAD Revit MEP Suite and AutoCAD Revit Structure Suite, provide an intuitive sophisticated model-based design and documentation system for architects; mechanical, electrical and plumbing (MEP) engineers; structural engineers; design-build teams; and other design and building industry professionals.

- *AutoCAD Civil 3D*

AutoCAD Civil 3D products provide a surveying, design, analysis, and documentation solution for civil engineering, including land development, transportation, and environmental projects. Using a model-centric approach that automatically updates documentation as design changes are made, AutoCAD Civil 3D products enable civil engineers, designers, drafters, and surveyors to significantly boost productivity and deliver higher-quality designs and construction documentation faster. With AutoCAD Civil 3D products, the entire project team works from the same consistent, up-to-date model so they stay coordinated throughout all project phases.

- *AutoCAD Architecture*

Designed for architects and built on the AutoCAD platform, AutoCAD Architecture software includes powerful Architecture industry-specific tools to gain efficiency and improve coordination.

- *AutoCAD Map 3D*

AutoCAD Map 3D software provides direct access to data needed for infrastructure planning, design and management activities. AutoCAD Map 3D software helps professionals working on transportation, land development, water, and power projects to more easily create, manage and analyze design geographic information system ("GIS") and asset data.

MFG

Our MFG segment provides manufacturers in automotive and transportation, industrial machinery, consumer products and building products with comprehensive digital prototyping solutions that brings together design data from all phases of the product development process to develop a single digital model created in Autodesk Inventor software. Our solutions for digital prototyping are scalable, attainable, cost-effective and allow for real-world simulation, enabling a broad group of manufacturers to realize benefits with minimal disruption to existing workflows. MFG's principal product offerings included the following during fiscal 2011:

- *Autodesk Inventor*

Autodesk Inventor software allows manufacturers to go beyond 3D design to digital prototyping by giving engineers a comprehensive and flexible set of tools for 3D mechanical design, simulation, analysis, tooling, visualization and documentation. With Inventor software, engineers can integrate AutoCAD drawings and model-based design data into a single digital model, creating a virtual representation of a final product that enables them to validate the form, fit, and function of the product before it is ever built. Digital prototyping with Inventor software enables manufacturers to design, visualize, and simulate products digitally, helping them to build better products, reduce development costs, and get to market faster.

- *AutoCAD Mechanical*

AutoCAD Mechanical software is purpose-built to accelerate the mechanical design process. AutoCAD Mechanical software offers users significant productivity gains and helps save hours of design time by including all the functionality of AutoCAD software, plus comprehensive libraries of standards-based parts and tools for automating common design tasks.

- *Autodesk Moldflow*

The Autodesk Moldflow family of injection molding simulation software provides tools that help manufacturers optimize the design of plastic parts and injection molds, and study the injection molding process.

M&E

Our M&E segment is comprised of two product groups: Animation and Creative Finishing. Animation products are sold as software only and provide tools for digital sculpting, modeling, animation, effects, rendering, and compositing for design visualization, visual effects and games production. Creative Finishing products are primarily sold as turnkey solutions for editing, finishing and visual effects design, and color grading. Principal product offerings in our M&E segment's Animation and Creative Finishing product groups included the following during fiscal 2011:

Animation

- *Autodesk 3ds Max*

Autodesk 3ds Max software provides 3D modeling, animation and rendering solutions that enable game developers, design visualization professionals and visual effects artists to digitally create realistic images, animations and complex scenes and to digitally communicate abstract or complex mechanical, architectural, engineering and construction concepts.

- *Autodesk Maya*

Autodesk Maya software provides 3D modeling, animation, effects, rendering and compositing solutions that enable film and video artists, game developers and design visualization professionals to digitally create engaging, lifelike images, realistic animations and simulations, and extraordinary visual effects.

Creative Finishing

- *Autodesk Flame, Autodesk Smoke, Autodesk Lustre and Autodesk Flare*

Autodesk Flame software is an interactive real-time design, finishing, grading and visual effects solution for supervised post-production. Autodesk Smoke software is a non-linear and non-compressed online editing, effects and finishing software application and is used in commercials, music videos, corporate video, film as well as broadcast design projects. Autodesk Lustre software is a high-performance color grading solution used by artists for creative look development and final color and lighting effects for both film and television. Autodesk Flare software is a software solution that offers the compositing capabilities of Flame contributing to faster project completion.

PRODUCT DEVELOPMENT AND INTRODUCTION

The technology industry is characterized by rapid technological change in computer hardware, operating systems and software. In addition, our customers' requirements and preferences rapidly evolve, as do their expectations of the performance of our software. To keep pace with these changes, we maintain a vigorous program of new product development to address demands in the marketplace for our products. We dedicate considerable technical and financial resources to research and development to further enhance our existing products and to create new products and technologies. Research and development expenditures were $496.2 million or 25% of fiscal 2011 net revenue, $457.5 million or 27% of fiscal 2010 net revenue and $576.1 million or 25% of fiscal 2009 net revenue. Our software is primarily developed internally; however, we also use independent firms and contractors to perform some of our product development activities. Additionally, we acquire products or technology developed by others by purchasing or licensing products and technology from third parties. We continually review these investments in an effort to ensure that we are generating sufficient revenue or gaining a competitive advantage to justify their costs.

The majority of our research and product development is performed in the United States, China, Singapore and Canada. However, we employ experienced software developers in many of our other locations. Translation and localization of our products are performed in a number of local markets, principally Singapore and Switzerland. We generally localize and translate our products into German, French, Italian, Spanish, Russian, Japanese, Korean and simplified and traditional Chinese.

We plan to continue to manage significant product development operations internationally over the next several years. We believe that our ability to conduct research and development at various locations throughout the world allows us to optimize product development, lower costs, and integrate local market knowledge into our development activities. We continually assess the significant costs and challenges, including intellectual property protection, against the benefits of our international development activities.

In addition, our business strategy has historically depended in part on our relationships with a network of over 3,500 third-party developers who develop and sell their own products that further enhance the range of integrated solutions available to our customers.

For further discussion regarding risks from our product development and introduction efforts, see Item 1A, "Risk Factors."

MARKETING AND SALES

We license or sell our products and services globally, primarily through indirect channels consisting of distributors and resellers. To a lesser extent we also transact directly with customers who are primarily large corporations. Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure, where Autodesk sells directly to resellers. We have a network of approximately 2,000 resellers and distributors worldwide. For fiscal 2011, approximately 85% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. We employ a variety of incentive programs and promotions to align our reseller channel with our business strategies. Sales through Tech Data Corporation and its affiliates accounted for 16%, 14% and 14% of our net revenue for fiscal years 2011, 2010 and 2009, respectively. We believe our business is not substantially dependent on Tech Data. Our actual customers through Tech Data are the resellers and end users who purchase our software licenses and services. Should any of the agreements between us and Tech Data be terminated for any reason, we believe that arrangements could be made so that the resellers and end users who currently purchase our products through Tech Data would be able to continue to do so under substantially the same terms from one of our many other distributors without substantial disruption to us. No other distributor or reseller accounted for 10% or more of our revenue.

Our customer-related operations are divided into three geographic regions, the Americas; Europe, Middle East and Africa ("EMEA"); and Asia Pacific ("APAC"). Each geographic region is supported by global marketing and sales organizations. These organizations develop and manage overall marketing and sales programs and work closely with a network of domestic and international sales offices. Fiscal 2011 net revenue in the Americas, EMEA and APAC was $701.5 million, $782.8 million and $467.5 million, respectively. We intend to continue to make our products available in foreign languages. We believe that international sales will continue to comprise the majority of our total net revenue. Adverse economic conditions in the countries that contribute a significant portion of our net revenue may have an adverse effect on our business in those countries and our overall financial performance. A summary of our financial information by geographic location is found in Note 13, "Segments," in the Notes to Consolidated Financial Statements. Our international operations and sales subject us to a variety of risks; see Item 1A, "Risk Factors," for further discussion.

We also work directly with reseller and distributor sales organizations, computer manufacturers, other software developers and peripherals manufacturers in cooperative advertising, promotions and trade-show presentations. We employ mass-marketing techniques such as Web casts, seminars, telemarketing, direct mailings, advertising in business and trade journals and social media. We have a worldwide user group organization and we have created online user communities dedicated to the exchange of information related to the use of our products.

In addition to sales of new software licenses, we generate revenue through our maintenance program and upgrade pricing options. These choices are available for a majority of our products and offer our customers two alternative means of migrating to the most recent version of our products.

Under the maintenance program, known by our user community as the Autodesk Subscription Program, customers who own a perpetual use license for the most recent version of the underlying product are able to purchase maintenance that provides them with unspecified upgrades when-and-if-available and are able to download e-Learning courses and receive online support over a one year or multi-year maintenance service period. Revenue from our maintenance program is reported separately on our Consolidated Statements of Operations and is referred to throughout this document as maintenance revenue.

Upgrade pricing offers customers who are not on our maintenance program an opportunity to purchase upgrades to the most current version of the same product at current available prices, but only to the extent that they are still on an Autodesk-supported version of our product. An existing customer, whether or not on maintenance, also has the option to upgrade, for a premium fee, to a different, vertical or model-based design product, which generally has a higher price; we refer to this as a crossgrade. The cost of a crossgrade is less than the cost of purchasing a new license. During most of fiscal 2011, customers could upgrade or crossgrade from the three previous software releases at a percentage of a full license. Revenue from upgrades and crossgrades are reported on our Consolidated Statements of Operations in "License and other."

Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller networks. The loss of, or a significant reduction in, business with any one of our major distributors or large resellers could harm our business; see Item 1A, "Risk Factors," for further discussion.

CUSTOMER AND RESELLER SUPPORT

We provide technical support and training to customers through a leveraged support model, augmented by direct programs designed to address certain specific needs. Our customers rely primarily on the resellers and distributors from which they purchased licenses to our products for technical support; however, we do provide certain direct support for some of our customers. We support our resellers and distributors through technical product training, sales training classes, the Internet and telephone. We also provide online support directly to our customers through our maintenance program. There are also a number of user group forums in which customers are able to share information.

EDUCATIONAL PROGRAMS

We offer education programs and specially priced software licensing options tailored for educational institutions, students, and faculty to train the next generation of users. We also offer classroom support, including standardized curricula developed by educators, instructor development, and a rich assortment of online learning resources. Users are trained on our products at educational institutions, reducing the cost of training for our customers.

DEVELOPER PROGRAMS

One of our key strategies is to maintain an open-architecture design of our software products to facilitate third-party development of complementary products and industry-specific software solutions. This approach enables customers and third parties to customize solutions for a wide variety of highly specific uses. We offer several programs that provide marketing, sales, technical support and programming tools to developers who develop add-on applications for our products. Over 3,500 developers in the Autodesk Developer Network create interoperable products that further enhance the range of integrated solutions available to our customers.

BACKLOG

We typically ship products shortly after receipt of an order, which is common in the software industry. Our aggregate backlog is primarily comprised of deferred revenue. Deferred revenue consists primarily of deferred maintenance revenue from our maintenance program. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from collaborative project management services, consulting services and deferred license sales. Backlog also includes current software license product orders which have not yet shipped. The category of current software license product orders which we have not yet shipped consists of orders from customers with approved credit status for currently available software products and may include both orders with current ship dates and orders with ship dates beyond the current fiscal period.

Aggregate backlog was $615.4 million at January 31, 2011, of which $587.9 million was deferred revenue and $27.5 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Aggregate backlog was $542.5 million at January 31, 2010, of which $516.5 million was deferred revenue and $26.0 million related to current software license product orders which had not yet shipped at the end of the fiscal year. Deferred revenue increased over the prior year primarily due to an increase in new and renewal maintenance contracts during fiscal 2011.

COMPETITION

The markets for our products are highly competitive and subject to rapid change. We strive to increase our competitive separation by investing in research and development, allowing us to bring new products to market and create exciting new versions of existing products that offer compelling efficiencies for our customers. We also compete through investments in marketing and sales to more effectively reach new customers and better serve existing customers.

Our competitors range from large, global, publicly traded companies to small, geographically focused firms to solutions produced in-house by their users. Our primary global competitors in these segments include Adobe Systems Incorporated, ANSYS, Inc., Bentley Systems, Incorporated, Dassault Systèmes S.A. and its subsidiary Dassault Systèmes SolidWorks Corp., Environmental Systems Research Institute, Inc. (ESRI), Google Inc., Intergraph Corporation, a wholly owned subsidiary of Hexagon AB, Nemetschek AG, Parametric Technology Corporation, and Siemens Product Lifecycle Software, Inc.

Our M&E segment also competes with a wide range of different companies from large, global, publicly-traded companies to small private entities. Large organizations that produce products that compete in some or all of our markets include Adobe Systems Incorporated, Apple Inc., Avid Technology, Inc., SONY Corporation and Thomson. The media and entertainment market is highly fragmented with complex interdependencies between many of the larger businesses. As a result, some of our competitors also own subsidiaries that are our customers or our partners in developing or bringing to market some of our solutions. In addition to traditional competitors in developed economies, we encounter new competitors in emerging economies.

The software industry has limited barriers to entry, and the availability of computing power with continually expanding performance at progressively lower prices contributes to the ease of market entry. The design software market is characterized by vigorous competition in each of the vertical markets in which we compete, both from existing competitors and by entry of competitors with innovative technologies. Competition is increasingly enhanced by consolidation of companies with complementary products and technologies and the possibility that competitors in one vertical segment may enter other vertical segments that we serve. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources than we do. Because of these and other factors, competitive conditions in these industries are likely to continue to intensify in the future. Increased competition could result in price reductions, reduced net revenue and profit margins and loss of market share, any of which could harm our business. See Item 1A, "Risk Factors," for further discussion of risks regarding competition.

We believe that our future results depend largely upon our abilities to better serve customers by offering new products, whether by internal development or acquisition, and to continue to provide existing product offerings that compete favorably with respect to ease of use, reliability, performance, range of useful features, continuing product enhancements, reputation, price and training.

INTELLECTUAL PROPERTY AND LICENSES

We maintain an active program to legally protect our investment in technology through intellectual property rights. We protect our intellectual property through a combination of patent, copyright, trademark and trade secret protections, confidentiality procedures and contractual provisions. The nature and extent of legal protection associated with each such intellectual property right depends on, among other things, the type of intellectual property right and the given jurisdiction in which such right arises. We believe that our intellectual property rights are valuable and important to our business, including each of our segments.

Nonetheless, our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged. In addition, the laws of various foreign countries where our products are distributed do not protect our intellectual property rights to the same extent as U.S. laws. Enforcement of intellectual property rights against alleged infringers can sometimes lead to costly litigation and counterclaims. Our inability to protect our proprietary information could harm our business.

From time to time, we receive claims alleging infringement of a third party's intellectual property rights, including patents. Disputes involving our intellectual property rights or those of another party have in the past and may in the future lead to, among other things, costly litigation or product shipment delays, which could harm our business.

We retain ownership of software we develop. All software is licensed to users and primarily provided in object code pursuant to either shrink-wrap, embedded or on-line licenses, or signed license agreements. These agreements contain restrictions on duplication, disclosure and transfer.

We believe that because of the limitations of laws protecting our intellectual property and the rapid, ongoing technological changes in both the computer hardware and software industries, we must rely principally upon software engineering and marketing skills to maintain and enhance our competitive market position.

While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the full extent to which piracy of our software products exists. We believe, however, that software piracy is and can be expected to be a persistent problem that negatively impacts our revenue and financial results.

In addition, through various licensing arrangements, we receive certain rights to intellectual property of others. We expect to maintain current licensing arrangements and to secure licensing arrangements in the future, as needed and to the extent available on reasonable terms and conditions, to support continued development and sales of our products and services. Some of these licensing arrangements require or may require royalty payments and other licensing fees. The amount of these payments and fees may depend on various factors, including but not limited to: the structure of royalty payments, offsetting considerations, if any, and the degree of use of the licensed technology.

See Item 1A, "Risk Factors," for further discussion of risks related to protecting our intellectual property.

PRODUCTION AND SUPPLIERS

Production of our PSEB, AEC, MFG and certain M&E software products involves duplication of the software media and, for certain products, the printing of user manuals. The purchase of media and the transfer of the software programs onto media for distribution to customers are performed by us and by licensed subcontractors. Media for our products such as DVDs and USB flash drives are available from multiple sources. We offer our maintenance customers an electronic software download option for selected product updates. Customers who choose electronic fulfillment receive the latest version of the software from our vendor's secure servers. For certain of our products, user manuals are made available by request only as we work toward reducing our cost of shipping and production as well as the use of natural resources. User manuals and packaging materials are produced to our specifications by outside sources. Production is either performed in leased facilities operated by us or by independent third-party contractors. To date, we have not experienced any material difficulties or delays in the production of our software and documentation.

EMPLOYEES

As of January 31, 2011, we employed approximately 6,800 people. None of our employees in the United States are represented by a labor union; however, in certain foreign countries, our employees are represented by work councils. We have never experienced any work stoppages and believe our employee relations are good. Reliance upon employees in other countries entails various risks that possible government instability or regulation unfavorable to foreign-owned businesses could negatively impact our business in the future.

BUSINESS COMBINATIONS

Over the past three years, we acquired new technology or supplemented our technology by purchasing businesses focused in specific markets or industries. For the three years ended January 31, 2011, 2010 and 2009, we acquired a number of companies, including the following companies that have a significant impact on our business:

Date of closing	Company	Details
November 2009	PlanPlatform Ltd. ("PlanPlatform")	The PlanPlatform acquisition accelerates our software as a service technology platform and provided a design team with knowledge of web-based design applications. PlanPlatform has been incorporated into, and the related goodwill was assigned to the PSEB segment.
January 2009	ALGOR, Inc. ("ALGOR")	The ALGOR acquisition enhanced our digital prototyping solutions with new simulation and analysis capabilities such as thermal and fluid flow analysis. ALGOR has been incorporated into, and the related goodwill was assigned to the MFG segment.
November 2008	Softimage	The Softimage acquisition provided technology for the film, television and games markets. Softimage has been incorporated into, and the related goodwill was assigned to the M&E segment.
June 2008	Moldflow Corporation ("Moldflow")	Moldflow software solutions are used for the design and engineering of injection-molded plastic parts. The acquisition of Moldflow added simulation and optimization capabilities to our digital prototyping solution portfolio. Moldflow has been incorporated into, and the related goodwill was assigned to the MFG segment.

GLOSSARY OF TERMS

Horizontal design products—Autodesk's AutoCAD and AutoCAD LT products, which serve as the platform upon which our vertical design products are based. Our horizontal design products are primarily developed by the PSEB segment. These products include our core design applications and can be used across a number of industries and disciplines. In the past we have referred to these products as 2D horizontal products. We have modified that reference to more accurately reflect these products' functionality and general design nature.

Vertical design products—Autodesk's vertical design software, including AutoCAD Architecture, AutoCAD Mechanical and AutoCAD Map 3D, are built upon Autodesk's AutoCAD product and are enhanced with industry or discipline-specific functionality. In the past we have referred to these products as 2D vertical products. We have modified that reference to more accurately reflect these products' functionality.

Model-based design products—Autodesk's model-based design products, Autodesk Revit products, Autodesk Inventor products, AutoCAD Civil 3D, Moldflow and Autodesk Navisworks products. In the past we have referred to these products as 3D model-based design products. We have modified that reference to more accurately reflect these products' functionality and conform it to the descriptions of our other product types, horizontal design products and vertical design products.

BIM (Building Information Modeling)—BIM describes a model-based technology linked with a database of project information, and is the process of generating and managing information throughout the life cycle of a building. BIM is used as a digital representation of the building process to facilitate exchange and interoperability of information in digital formats.

Digital prototyping—Digital prototyping allows designers, architects and engineers to analyze, simulate and visualize a design using a digital or virtual model rather than a physical model.

Upgrade and crossgrade—In an upgrade, a customer pays an incremental fee at currently available prices toward the purchase of a new version of the same product; the license to the previous version of the product is terminated. In a crossgrade, a customer pays an incremental fee at currently available prices toward the purchase of a different product; the license to the previous product is terminated.

Beginning in the first quarter of fiscal 2012, we will provide new classifications of our product revenue results. The following are the categories that we will report—"Flagship," "Suites," and "New and Adjacent." We will no longer report revenue metrics on model-based design, horizontal, or vertical products.

Flagship—Autodesk Flagship products are our core standalone horizontal, vertical and model-based design products. Flagship includes the following products: 3ds Max, AutoCAD, AutoCAD LT, AutoCAD vertical products, Civil 3D, Inventor products (standalone), Maya, Plant 3D and Revit products (standalone).

Suites—Autodesk design Suites are a combination of products that target a specific user objective (product design, building design, etc.) and support a set of workflows for that objective. Suites include the following products classes: AutoCAD Design Suites, Educational/Academic Suites, Entertainment Creation Suites, Factory Design Suites, Inventor Family Suites, Plant Design Suites and Revit Family Suites.

New and Adjacent—Autodesk New and Adjacent products include Autodesk's new product offerings as well as products that are not included in Flagship or Suites. New and Adjacent includes the following services and products: Algor products, Alias Design products, Autodesk Consulting, Buzzsaw, Constructware, Consumer products, Creative Finishing products, Moldflow products, Navisworks, Vault products and all other products.

ITEM 1A. RISK FACTORS

We operate in a rapidly changing environment that involves significant risks, a number of which are beyond our control. In addition to the other information contained in this Form 10-K, the following discussion highlights some of these risks and the possible impact of these factors on our business, financial condition and future results of operations. If any of the following risks actually occur, our business, financial condition or results of operations may be adversely impacted, causing the trading price of our common stock to decline. In addition, these risks and uncertainties may impact the "forward-looking" statements described elsewhere in this Form 10-K and in the documents incorporated herein by reference. They could affect our actual results of operations, causing them to differ materially from those expressed in "forward-looking" statements.

Any deceleration or reversal of the current global economic recoveries may impact our business, financial results and financial condition.

As our business has expanded globally, we have increasingly become subject to risks arising from adverse changes in global economic and political conditions. The past two years have been characterized by weak global economic conditions, a tightening in the credit markets, a low level of liquidity in many financial markets, increased government deficit spending and debt levels, and extreme volatility in many financial instrument markets. Although some of these conditions appear to be abating and a global recovery seems to be underway, it is not yet clear whether a sustainable recovery is currently taking place on a worldwide basis.

Any deceleration or reversal of the relatively slow and modest economic recovery taking place may cause our customers to defer, reduce or cancel purchases. Over the past several years, many of our customers have experienced tighter credit, negative financial news and weaker financial performance of their businesses and have reduced their workforces, thereby reducing the number of licenses and the number of maintenance contracts they purchase from us.

These actions may impact, and over the past several years have negatively impacted, our business, financial results and financial condition. In addition, these factors may cause, and over the past several years have caused, us to restructure our business and in turn incur restructuring charges as well as take impairment charges on some of our long-term assets. In addition, the improvement of our financial performance over the past several fiscal quarters may be negatively impacted by:

- lack of credit available to and the insolvency of key channel partners, impairing our distribution channels and cash flows;
- counterparty failures negatively impacting our treasury functions, including timely access to our cash reserves and third-party fulfillment of hedging transactions;
- counterparty failures negatively affecting our insured risks;
- inability of banks to honor our existing line of credit, increasing our borrowing expenses or eliminating our ability to obtain short-term financing; and
- decreased borrowing and spending by our end users on small and large projects in the industries we serve, thereby reducing demand for our products.

The actions that we may be forced to take in the event of any deceleration or reversal of the current domestic and global economic recoveries could be costly and may not be as effective as we anticipate, and may force us to take additional actions to reduce our expenses and stimulate demand for our products.

Any deceleration or reversal of the current domestic and global economic recoveries may reduce our revenue levels and force us to take actions to reduce our cost structure to more closely align our costs with our reduced revenue levels. Over the past several years we have on several occasions taken such actions. In taking any future restructuring actions, we may incur, and over the past several years have incurred, additional costs that negatively impact our operating margins. If we do not achieve the proper balance of these cost reduction initiatives, we may eliminate critical elements of our operations, the loss of which could negatively impact our ability to benefit from eventual economic growth.

In addition, any deceleration or reversal of the current domestic and global economic recoveries may cause us to take, and over the past several years we have taken, actions to stimulate demand for our products through a number of programs. Although we are attempting to balance the cost of these programs against the longer term benefits, it is possible that we will make such investments without corresponding increases in demand for our products and our revenue. This would further reduce our operating margins and have a negative impact on our financial results.

A significant portion of our revenue is generated through maintenance revenue; decreases in maintenance attach or renewal rates or a decrease in the number of new licenses we sell negatively impacts our future revenue and financial results.

Our maintenance customers have no obligation to attach maintenance to their initial license or renew their maintenance contract after the expiration of their initial maintenance period, which is typically one year. Our customers' attach and renewal rates may decline or fluctuate as a result of a number of factors, including overall global economy, the health of their businesses, and the perceived value of the maintenance program. If our customers do not attach maintenance to their initial license or renew their maintenance contract for our products, our maintenance revenue will decline, and our financial results will suffer.

In addition, a portion of the growth of our maintenance revenue has typically been associated with growth of the number of licenses that we sell. Any reduction in the number of licenses that we sell, even if our customers' attach rates do not change, will have a negative impact on our future maintenance revenue. This in turn would impact our business and harm our financial results.

We recognize maintenance revenue ratably over the term of the maintenance contracts, which is predominantly one year, but may also range up to five years. Decreases in net maintenance billings will negatively impact future maintenance revenue, however future maintenance revenue will also be impacted by other factors such as the amount, timing and mix of contract terms of future billings.

Our financial results fluctuate within each quarter and from quarter to quarter making our future revenue and financial results difficult to predict.

Our quarterly financial results have fluctuated in the past and may do so in the future. These fluctuations could cause our stock price to change significantly or experience declines. In addition to the other factors described in this Part I, Item 1A, some of the factors that could cause our financial results to fluctuate include:

- general market, economic, business and political conditions, including the impact of sales in particular geographies, including emerging economies,
- the ability of governments around the world to finance infrastructure projects,
- lower growth or contraction of our upgrade, crossgrade or maintenance programs,
- fluctuations in foreign currency exchange rates and the success of our hedging activity,
- failure to expand our AutoCAD and AutoCAD LT products customer base to related vertical design products and model-based design products,
- the timing of the introduction of new products by us or our competitors,
- the success of new business or sales initiatives and increasing our portfolio of product suites ("Suites"),
- the financial and business condition of our reseller and distribution channels,

- weak or negative growth in the industries we serve, including architecture, engineering and construction, manufacturing and digital media and entertainment markets,
- perceived or actual technical or other problems with a product or combination of products,
- unexpected or negative outcomes of matters and expenses relating to litigation or regulatory inquiries,
- failure to achieve anticipated levels of customer acceptance of key new applications,
- restructuring or other accounting charges and unexpected costs or other operating expenses,
- pricing pressure or changes in product pricing or product mix,
- platform changes,
- timing of product releases and retirements,
- failure to continue momentum of frequent release cycles or to move a significant number of customers from prior product versions in connection with our programs to retire major products,
- failure to accurately predict the impact of acquired businesses or to identify and realize the anticipated benefits of acquisitions, and successfully integrate such acquired businesses and technologies,
- failure to achieve and maintain planned cost reductions and productivity increases,
- changes in tax laws or regulations or accounting rules, such as increased use of fair value measures and the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards ("IFRS"),
- changes in sales compensation practices,
- dependence and the timing of large transactions,
- failure to effectively implement our copyright legalization programs, especially in developing countries,
- our inability to rapidly adapt to technological and customer preference changes, including those related to cloud computing, mobile devices, and new computing platforms,
- failure to achieve sufficient sell-through in our channels for new or existing products,
- renegotiation or termination of royalty or intellectual property arrangements,
- interruptions or terminations in the business of our consultants or third party developers,
- the timing and degree of expected investments in growth and efficiency opportunities, and
- failure to achieve continued success in technology advancements.

We have also experienced fluctuations in financial results in interim periods in certain geographic regions due to seasonality or regional economic conditions. In particular, our financial results in Europe during our third quarter are usually affected by a slow summer period, and our Asia Pacific operations typically experience seasonal slowing in our third and fourth quarters.

Our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Accordingly, any revenue shortfall below expectations could have an immediate and significant adverse effect on our profitability. Greater than anticipated expenses or a failure to maintain rigorous cost controls would also negatively affect profitability. Further, gross margins may be adversely affected if our sales of Creative Finishing products, which historically have had lower margins, grow at a faster rate than sales of our higher-margin products.

Net revenue or earnings shortfalls or the volatility of the market generally may cause the market price of our stock to decline.

The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors, including:

- shortfalls in our expected financial results, including net revenue, earnings or key performance metrics;

- changes in estimates of future results or recommendations by securities analysts;
- the announcement of new products or product enhancements by us or our competitors;
- quarterly variations in our or our competitors' results of operations;
- developments in our industry;
- unusual events such as significant acquisitions, divestitures, regulatory actions and litigation;
- changes in laws, rules or regulations applicable to our business;
- general socio-economic, political or market conditions; and
- other factors, including factors unrelated to our operating performance, such as instability affecting the economy or the operating performance of our competitors.

Significant changes in the price of our common stock could expose us to additional costly and time-consuming litigation. Historically, after periods of volatility in the market price of a company's securities, a company becomes more susceptible to securities class action litigation. This type of litigation is often expensive and diverts management's attention and resources.

We are dependent on international revenue and operations, exposing us to significant regulatory, global economic, intellectual property, collections, currency exchange rate, taxation, political instability and other risks, which could adversely impact our financial results.

We are dependent on our international operations for a significant portion of our revenue. Our international revenue, including that from emerging economies, is subject to general economic and political conditions in foreign markets, including conditions in foreign markets resulting from economic and political conditions in the U.S. Our revenue is also impacted by the relative geographical and country mix of our revenue over time. These factors have recently adversely impacted and may in the future adversely impact our international revenue, and consequently our business as a whole. Further, our dependency on international revenue makes us much more exposed to global economic and political trends, which can negatively impact our financial results, even if our results in the U.S. are strong for a particular period.

We anticipate that our international operations will continue to account for a significant portion of our net revenue, and, as we expand our international development, sales and marketing expertise, will provide significant support to our overall efforts in countries outside of the U.S. Risks inherent in our international operations include fluctuating currency exchange rates, including risks related to any hedging activities we undertake, unexpected changes in regulatory requirements and practices, delays resulting from difficulty in obtaining export licenses for certain technology, tariffs, quotas and other trade barriers and restrictions, transportation delays, operating in locations with a higher incidence of corruption and fraudulent business practices, particularly in emerging economies, increasing enforcement by the U.S. under the Foreign Currupt Practices Act, adoption of stricter anti-corruption laws in certain countries, including the United Kingdom, difficulties in staffing and managing foreign sales and development operations, longer collection cycles for accounts receivable, potential changes in tax laws, tax arrangements with foreign governments, including our ability to meet and review the terms of those tax arrangements, and laws regarding the management of data, possible future limitations upon foreign owned businesses, increased financial accounting and reporting burdens and complexities, inadequate local infrastructure, greater difficulty in protecting intellectual property, and other factors beyond our control, including popular uprisings, terrorism, war, natural disasters and diseases.

Existing and increased competition and rapidly evolving technological changes may reduce our net revenue and profits.

The software industry has limited barriers to entry, and the availability of computing devices with continually expanding performance at progressively lower prices contributes to the ease of market entry. The markets in which we compete are characterized by vigorous competition, both by entry of competitors with innovative technologies and by consolidation of companies with complementary products and technologies. In addition, some of our competitors in certain markets have greater financial, technical, sales and marketing and other resources. Furthermore, a reduction in the number and availability of compatible third-party applications, or our inability to rapidly adapt to technological and customer preference changes, including those related to cloud computing, mobile devices, and new computing platforms, may adversely affect the sale of our products. Because of these and other factors, competitive conditions in the industry are likely to intensify in the future. Increased competition could result in continued price reductions, reduced net revenue and profit margins and loss of market share, any of which would likely harm our business.

We believe that our future results depend largely upon our ability to offer products that compete favorably with respect to reliability, performance, ease of use, range of useful features, continuing product enhancements, reputation and price.

Our business could suffer as a result of risks, costs and charges associated with strategic acquisitions and investments.

We regularly acquire or invest in businesses, software products and technologies that are complementary to our business through acquisitions, strategic alliances or equity investments. The risks associated with such acquisitions include, among others, the difficulty of assimilating products, operations and personnel, inheriting liabilities such as intellectual property infringement claims, the failure to realize anticipated revenue and cost projections, the requirement to test and assimilate the internal control processes of the acquired business in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, and the diversion of management's time and attention.

In addition, such acquisitions and investments involve other risks such as:

- the inability to retain customers, vendors, distributors, business partners, and other entities associated with the acquired business;
- the potential impact on relationships with existing customers, vendors, distributors as business partners as a result of acquiring another business;
- the potential that due diligence of the acquired business or product does not identify significant problems;
- the potential for incompatible business cultures; and
- significant transaction or integration-related costs.

We may not be successful in overcoming such risks, and such acquisitions and investments may negatively impact our business. In addition, such acquisitions and investments have in the past and may in the future contribute to potential fluctuations in our quarterly financial results These fluctuations could arise from transaction-related costs and charges associated with eliminating redundant expenses or write-offs of impaired assets recorded in connection with acquisitions and investments. These costs or charges could negatively impact our financial results for a given period, cause quarter to quarter variability in our financial results or negatively impact our financial results for several future periods.

Because we derive a substantial portion of our net revenue from a small number of products, including our AutoCAD-based software products, if these products are not successful, our net revenue will be adversely affected.

We derive a substantial portion of our net revenue from sales of licenses of a small number of our products, including AutoCAD software, products based on AutoCAD that serve specific vertical markets, upgrades to those products and products that are interoperable with AutoCAD. Any factor adversely affecting sales of these products, including the product release cycle, market acceptance, product competition, performance and reliability, reputation, price competition, economic and market conditions and the availability of third-party applications, would likely harm our financial results. During the fiscal year ended January 31, 2011, combined revenue from our AutoCAD and AutoCAD LT products represented 33% of our consolidated net revenue.

Our strategy to develop and introduce new product and service offerings, including new product features, exposes us to risks such as limited customer acceptance, costs related to product defects and large expenditures that may not result in additional net revenue.

Rapid technological changes, as well as changes in customer requirements and preferences, characterize the software industry. We devote significant resources to the development of new technologies, such as our vertical design products and our digital prototyping and collaboration products. In addition, we frequently introduce new business models or methods that require a considerable investment of technical and financial resources such as an increase in our portfolio of, and focus on, Suites. We are making such investments through further development and enhancement of our existing products, as well as through acquisitions of new product lines. Such investments may not result in sufficient revenue generation to justify their costs, or competitors may introduce new products and services that achieve acceptance among our current customers, adversely affecting our competitive position.

In particular, a critical component of our growth strategy is to have customers of our AutoCAD and AutoCAD LT products expand their portfolios to include our related vertical design products and our model-based design products and our Suites. Over time, we aim to migrate customers using standalone Autodesk products to expand their portfolio with our Suites offerings. Should sales of licenses of our AutoCAD and AutoCAD LT or standalone Autodesk products decrease without a corresponding increase in vertical design and model-based design product revenue or without purchases of customer seats to our vertical design products and model-based design products or Suites, our results of operations will be adversely affected. Additionally, the software products we offer are complex, and despite extensive testing and quality control, may contain errors or defects. These errors or defects could result in the need for corrective releases to our software products, damage to our reputation, loss of revenue, an increase in product returns or lack of market acceptance of our products, any of which would likely harm our business.

Further, given the rapid speed of changing customer expectations and advancement of technology inherent in the software industry, the extensive and complex efforts required to create useful and widely accepted products and the rapid evolution of cloud computing, mobile devices, new computing platforms and other technologies, our executive management team must act quickly, continuously and with vision. Although we have articulated a strategy that we believe will fulfill these challenges, if we fail to execute properly on that strategy, adapt that strategy as market conditions evolve, fail to internalize and execute on that strategy, we may fail to meet our customers' expectations, fail to compete with our competitors' products and technology and lose the confidence of our channel partners and employees. This in turn could adversely affect our business and financial performance.

From time to time we introduce new business and sales initiatives; if we fail to successfully execute and manage these initiatives, our results of operations could be negatively impacted.

As part of our effort to accommodate our customers' needs and demands and the rapid evolution of technology, we from time to time evolve our business and sales initiatives such as our expanding portfolio of Suites. We may take such actions without clear indications that they will prove successful. Market acceptance of any new business or sales initiative is dependent on our ability to match our customers' needs at the right time and price. Often we have limited prior experience and operating history in these new areas of emphasis. If any of our assumptions about expenses, revenue or revenue recognition principles from these initiatives proves incorrect, our actual results may vary materially from those anticipated, and our financial results will be negatively impacted.

If we are not able to adequately protect our proprietary rights, our business could be harmed.

We rely on a combination of patent, copyright and trademark laws, trade secret protections, confidentiality procedures and contractual provisions to protect our proprietary rights. Despite such efforts to protect our proprietary rights, unauthorized parties from time to time have copied aspects of our software products or have obtained and used information that we regard as proprietary. Policing unauthorized use of our software products is time-consuming and costly. While we have recovered some revenue resulting from the unauthorized use of our software products, we are unable to measure the extent to which piracy of our software products exists and we expect that software piracy will remain a persistent problem. Furthermore, our means of protecting our proprietary rights may not be adequate.

Additionally, we actively protect the secrecy of our confidential information and trade secrets, including our source code. If unauthorized disclosure of our source code occurs, we could potentially lose future trade secret protection for that source code. The loss of future trade secret protection could make it easier for third-parties to compete with our products by copying functionality, which could adversely affect our financial performance and our reputation. We also seek to protect our confidential information and trade secrets through the use of non-disclosure agreements with our customers, contractors, vendors, and partners. However, it is possible that our confidential information and trade secrets may be disclosed or published without our authorization. If this were to occur, it may be difficult and/or costly for us to enforce our rights, and our financial performance and reputation could be negatively impacted.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

As more software patents are granted worldwide, the number of products and competitors in our industry segments grow and the functionality of products in different industry segments overlap, we expect that software product developers will be increasingly subject to infringement claims. Infringement or misappropriation claims have in the past been, and may in the future be, asserted against us, and any such assertions could harm our business. Additionally, certain patent holders without products have become more aggressive in threatening and pursuing litigation in attempts to obtain fees for licensing the right to use patents. Any such claims or threats, whether with or without merit, have been and could in the future be time-consuming to defend, result in costly litigation and diversion of resources, cause product shipment delays or require us to enter into royalty or licensing agreements. In addition, such royalty or license agreements, if required, may not be available on acceptable terms, if at all, which would likely harm our business.

If we do not maintain good relationships with the members of our distribution channel, or achieve anticipated levels of sell-through, our ability to generate revenue will be adversely affected. If our distribution channel suffers financial losses, becomes financially unstable or insolvent, or is not provided the right mix of incentives to sell our products, our ability to generate revenue will be adversely affected.

We sell our software products both directly to end-users and through a network of distributors and resellers. For the fiscal year ended January 31, 2011, approximately 85% of our revenue was derived from indirect channel sales through distributors and resellers, and we expect that the majority of our revenue will continue to be derived from indirect channel sales in the future. Our ability to effectively distribute our products depends in part upon the financial and business condition of our distributor and reseller network. Computer software distributors and resellers typically are not highly capitalized, have previously experienced difficulties during times of economic contraction and experienced difficulties during the past several years. We have processes to ensure that we assess the creditworthiness of distributors and resellers prior to our sales to them. In the past we have taken steps to support them, and may take additional steps in the future, such as extending credit terms and providing temporary discounts. These steps, if taken, could harm our financial results. If our distributors and resellers were to become insolvent, they would not be able to maintain their business and sales, or provide customer support services, which would negatively impact our business and revenue.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including the distributor Tech Data Corporation and its global affiliates ("Tech Data"). Tech Data accounted for 16%, 14% and 14% of our consolidated net revenue for the fiscal years ended January 31, 2011, 2010 and 2009, respectively.

Over time, we have modified and will continue to modify aspects of our relationship with our distributors and resellers, such as their incentive programs, pricing to them and our distribution model to motivate and reward them for aligning their businesses with our strategy and business objectives. Changes in these relationships and underlying programs could negatively impact their business and harm our business. In addition, the loss of or a significant reduction in business with those distributors or resellers or the failure to achieve anticipated levels of sell-through with any one of our major international distributors or large resellers could harm our business. In particular, if one or more of such distributors or resellers were unable to meet their obligations with respect to accounts payable to us, we could be forced to write off such accounts and may be required to delay the recognition of revenue on future sales to these customers. These events could have a material adverse effect on our financial results.

We are subject to legal proceedings and regulatory inquiries, and we may be named in additional legal proceedings or become involved in regulatory inquiries in the future, all of which are costly, distracting to our core business and could result in an unfavorable outcome, or a material adverse effect on our business, financial condition, results of operations, cash flows or the trading price for our securities.

We are involved in legal proceedings and receive inquiries from regulatory agencies. As the global economy has changed and our business has evolved, we have seen an increase in litigation activity. In addition, like many other high technology companies, the number and frequency of inquiries from U.S. and foreign regulatory agencies we have received regarding our business and our business practices, and the business practices of others in our industry, have increased in recent years. In the event that we are involved in significant disputes or are the subject of a formal action by a regulatory agency, we could be exposed to costly and time consuming legal proceedings that could result in any number of outcomes. While outcomes of such actions vary, any claims or regulatory actions initiated by or against us, whether successful or not, could result in expensive costs of defense, costly damage awards, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time, diversion of significant operational resources, or otherwise harm our business. In any of these cases, our financial results could be negatively impacted.

A breach of security in our products or computer systems may compromise the integrity of our products, harm our reputation, create additional liability and adversely impact our financial results.

We make significant efforts to maintain the security and integrity of our product source code and computer systems. There appears to be an increasing number of computer "hackers" developing and deploying a variety of destructive software programs (such as viruses, worms, and the like) that could attack our products and computer systems. Despite significant efforts to create security barriers to such programs, it is virtually impossible for us to entirely mitigate this risk. Like all software products, our software is vulnerable to such attacks. The impact of such an attack could disrupt the proper functioning of our software products, cause errors in the output of our customers' work, allow unauthorized access to sensitive, proprietary or confidential information of ours or our customers and other destructive outcomes. If this were to occur, our reputation may suffer, customers may stop buying our products, we could face lawsuits and potential liability and our financial performance could be negatively impacted.

While we believe we currently have adequate internal control over financial reporting, we are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. The report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management.

While we have determined that our internal control over financial reporting was effective as of January 31, 2010, as indicated in our Management Report on Internal Control over Financial Reporting, included in this Annual Report on Form 10-K, we must continue to monitor and assess our internal control over financial reporting. If our management identifies one or more material weaknesses in our internal control over financial reporting and such weakness remains uncorrected at fiscal year end, we will be unable to assert such internal control is effective at fiscal year end. If we are unable to assert that our internal control over financial reporting is effective at fiscal year-end (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls or concludes that we have a material weakness in our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely have an adverse effect on our business and stock price.

In preparing our financial statements we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

We make assumptions, judgments and estimates for a number of items, including the fair value of financial instruments, goodwill, long-lived assets and other intangible assets, the realizability of deferred tax assets and the fair value of stock awards. We also make assumptions, judgments and estimates in determining the accruals for employee related liabilities including commissions, bonuses, and sabbaticals; and in determining the accruals for uncertain tax positions, partner incentive programs, product returns reserves, allowances for doubtful accounts, asset retirement obligations and legal contingencies. These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as of the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

Changes in existing financial accounting standards or practices, or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, new accounting pronouncements or taxation rules, or varying interpretations of current accounting pronouncements or taxation practice could have a significant adverse effect on our results of operations or the manner in which we conduct our business. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective.

For example, the U.S.-based Financial Accounting Standards Board ("FASB") is currently working together with the International Accounting Standards Board ("IASB") on several projects to further align accounting principles and facilitate more comparable financial reporting between companies who are required to follow U.S. Generally Accepted Accounting Principles ("GAAP") under SEC regulations and those who are required to follow IFRS outside of the U.S. These efforts by the FASB and IASB may result in different accounting principles under GAAP that may result in materially different financial results for us in areas including, but not limited to principles for recognizing revenue and lease accounting.

In addition, the SEC has stated that it intends to make a determination in 2011 regarding the incorporation of IFRS into the financial reporting system for U.S. companies. A change in accounting principles from GAAP to IFRS may have a material impact on the way in which we report financial results.

It is not clear if or when these potential changes in accounting principles may become effective, whether we have the proper systems and controls in place to accommodate such changes and the impact that any such changes may have on our consolidated financial position, results of operations and cash flows. In addition, as we evolve and change our business and sales models, we are currently unable to take into account how these potential changes may impact our new models, particularly in the area of revenue recognition.

We are exposed to fluctuations in currency exchange rates that could negatively impact our financial results and cash flows.

Because we conduct a substantial portion of our business outside the U.S. and we make certain business and resource decisions based on assumptions about foreign currency, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and economic conditions change, and they could have a material adverse impact on our financial results and cash flows.

We use derivative instruments to manage a portion of our earnings exposure and cash flow exposure to fluctuations in foreign currency exchange rates. As part of our risk management strategy, we use foreign currency contracts to manage a portion of our exposures of underlying assets, liabilities and other obligations, which exist as part of our ongoing business operations. These foreign currency instruments have maturities that extend for 1 to 12 months in the future, and provide us with some protection against currency exposures. However, our attempts to hedge against these risks may not be successful, resulting in an adverse impact on our financial results.

The fluctuations of currencies in which we conduct business can both increase and decrease our overall revenue and expenses for any given fiscal period. Although our foreign currency cash flow hedge program extends beyond the current quarter in order to reduce our exposure to foreign currency volatility, we do not attempt to completely mitigate this risk, and in any case, will incur transaction fees in adopting such hedging programs. Such volatility, even when it increases our revenues or decreases our expenses, impacts our ability to accurately predict our future results and earnings.

Our investment portfolio is composed of a variety of investment vehicles in a number of countries that are subject to interest rate trends, market volatility and other economic factors. If general economic conditions further cause interest rates to decline, credit ratings of our investments to deteriorate, or illiquidity in the financial marketplace, we may continue to experience a decline in interest income, an inability to sell our investments, or impairment in the value of our investments.

It is our policy to invest our cash, cash equivalents and marketable securities in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings and to limit the amounts invested with any one institution, type of security and issuer. However, we are subject to general economic conditions, interest rate trends and volatility in the financial marketplace that can affect the income that we receive from our investments, the net realizable value of our investments (including our cash, cash equivalents and marketable securities) and our ability to sell them. In the U.S., for example, the yields on our portfolio securities are very low due to general economic conditions. Any one of these factors could reduce our interest income, or result in material charges, which in turn could impact our overall net income and earnings per share.

If we were to experience a loss on any of our investments that loss may cause us to record an other-than-temporary impairment charge. The effect of this charge could impact our overall net income and earnings per share. In any of these scenarios, our liquidity may be negatively impacted, which in turn may prohibit us from making investments in our business, taking advantage of opportunities and potentially meeting our financial obligations as they come due.

Our business could be adversely affected if we are unable to attract and retain key personnel.

Our success and ability to invest and grow depend largely on our ability to attract and retain highly skilled technical, professional, managerial, sales and marketing personnel. Historically, competition for these key personnel has been intense. The loss of services of any of our key personnel (including key personnel joining our company through acquisitions), the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, particularly engineering and sales personnel, could make it difficult to meet key objectives, such as timely and effective product introductions and financial goals.

Our financial results could be negatively impacted if our tax positions are successfully challenged by tax authorities.

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our effective tax rate is based on our expected geographic mix of earnings, statutory rates, intercompany transfer pricing, and enacted tax rules. Significant judgment is required in determining our effective tax rate and in evaluating our tax positions on a worldwide basis. We believe our tax positions, including intercompany transfer pricing policies, are consistent with the tax laws in the jurisdictions in which we conduct our business. It is possible that these positions may be challenged by jurisdictional tax authorities and may have a significant impact on our effective tax rate.

We rely on third party technologies and if we are unable to use or integrate these technologies, our product and service development may be delayed and our financial results negatively impacted.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. These third-party software licenses may not continue to be available on commercially reasonable terms, and the software may not be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to, or inability to support, maintain and enhance any such software could result in increased costs, or in delays or reductions in product shipments until equivalent software can be developed, identified, licensed and integrated, which would likely harm our business.

Disruptions with licensing relationships and third party developers could adversely impact our business.

We license certain key technologies from third parties. Licenses may be restricted in the term or the use of such technology in ways that negatively affect our business. Similarly, we may not be able to obtain or renew license agreements for key technology on favorable terms, if at all, and any failure to do so could harm our business.

Our business strategy has historically depended in part on our relationships with third-party developers who provide products that expand the functionality of our design software. Some developers may elect to support other products or may experience disruption in product development and delivery cycles or financial pressure during periods of economic downturn. In particular markets, such disruptions have in the past, and would likely in the future, negatively impact these third-party developers and end users, which could harm our business.

Additionally, technology created by outsourced product development, whether outsourced to third parties or developed externally and transferred to us through business or technology acquisitions, have certain additional risks such as effective integration into existing products, adequate transfer of technology know-how and ownership and protection of transferred intellectual property.

As a result of our strategy of partnering with other companies for product development, our product delivery schedules could be adversely affected if we experience difficulties with our product development partners.

We partner with certain independent firms and contractors to perform some of our product development activities. We believe our partnering strategy allows us to, among other things, achieve efficiencies in developing new products and maintaining and enhancing existing product offerings. Our partnering strategy creates a dependency on such independent developers. Independent developers, including those who currently develop products for us in the U.S. and throughout the world, may not be able or willing to provide development support to us in the future. In addition, use of development resources through consulting relationships, particularly in non-U.S. jurisdictions with developing legal systems, may be adversely impacted by, and expose us to risks relating to, evolving employment, export and intellectual property laws. These risks could, among other things, expose our intellectual property to misappropriation and result in disruptions to product delivery schedules.

We rely on third-parties to provide us with a number of operational services, including hosting and delivery, certain of our customer services operations as well as some of our operations; any interruption or delay in service from these third parties, breaches of security or privacy, or failures in data collection could expose us to liability, harm our reputation and adversely impact our financial performance.

We rely on hosted computer services from third parties for services that we provide our customers and computer operations for our internal use. As we gather customer data and host certain customer data in third-party facilities, a security breach could compromise the integrity or availability of customer data. In addition, our operations could be negatively affected in the event of a security breach, and we could be subject to the loss or theft of confidential or proprietary information, including source code. Unauthorized access to this data may be obtained through break-ins, breach of our secure network by an unauthorized party, employee theft or misuse, or other misconduct. We rely on a number of third party suppliers in the operation of our business for the provision of various services and materials that we use in the operation of our business and production of our products. Although we seek to diversify our third party suppliers, we may from time to time rely on a single or limited number of suppliers, or upon suppliers in a single country, for these services or materials. The inability of such third parties to satisfy our requirements could disrupt our business operations or make it more difficult for us to implement our business strategy. If any of these situations were to occur, our reputation could be harmed, we could be subject to third party liability, including under data protection and privacy laws in certain jurisdictions, and our financial performance could be negatively impacted.

We regularly invest resources to update and improve our internal information technology systems. Should our investments not succeed, or if delays or other issues with new or existing internal technology systems disrupt our operations, our business could be harmed.

We rely on our network and data center infrastructure, internal technology systems and our websites for our development, marketing, operational, support, sales, accounting and financial reporting activities. We are continually investing resources to update and improve these systems and environments in order to meet the growing requirements of our business and customers. Such improvements are often complex, costly and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems, or uncover problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in disruption in our business operations, loss of revenue, errors in our accounting and financial reporting or damage to our reputation.

Our business may be significantly disrupted upon the occurrence of a catastrophic event.

Our business is highly automated and relies extensively on the availability of our network and data center infrastructure, our internal technology systems and our websites. We also rely on hosted computer services from third parties for services that we provide to our customers and computer operations for our internal use. The failure of our systems or hosted computer services due to a catastrophic event, such as an earthquake, fire, flood, weather event, telecommunications failure, power failure, cyber attack or war, could adversely impact our business, financial results and financial condition. We have developed disaster recovery plans and maintain backup systems in order to reduce the potential impact of a catastrophic event, however there can be no assurance that these plans and systems would enable us to return to normal business operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2011 fiscal year that remain unresolved.

ITEM 2. PROPERTIES

We lease 1,883,000 square feet of office space in 106 locations in the United States and internationally through our foreign subsidiaries. In addition, we own 25,000 square feet of office space in two locations internationally through our foreign subsidiaries. Our executive offices and corporate headquarters are located in leased office space in San Rafael, California. Our San Rafael facilities consist of 331,000 square feet under leases that have expiration dates ranging from March 2011 to December 2019. We and our foreign subsidiaries lease additional space in various locations throughout the world for local sales, product development and technical support personnel.

All facilities are in good condition. Our facilities, excluding those in restructuring, are operating at capacities averaging 81% occupancy worldwide as of January 31, 2011. We believe that our existing facilities and offices are adequate to meet our requirements for the foreseeable future. See Note 8, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements for more information about our lease commitments.

ITEM 3. LEGAL PROCEEDINGS

We are involved in a variety of claims, suits, investigations and proceedings in the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution, business practices and other matters. In our opinion, resolution of pending matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect our future results of operations, cash flows or financial position in a particular period.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NASDAQ Global Select Market under the symbol ADSK. The following table lists the high and low sales prices for each quarter in the last two fiscal years.

	High	Low
Fiscal 2011		
First Quarter	$34.72	$22.95
Second Quarter	$34.89	$24.05
Third Quarter	$36.20	$27.36
Fourth Quarter	$42.03	$33.77
Fiscal 2010		
First Quarter	$19.94	$11.78
Second Quarter	$22.66	$17.01
Third Quarter	$27.08	$21.76
Fourth Quarter	$27.69	$23.44

Dividends

We did not declare any cash or stock dividends in either fiscal 2011 or fiscal 2010. We anticipate that, for the foreseeable future, we will retain any earnings for use in the operation of our business.

Stockholders

As of January 31, 2011, the number of common stockholders of record was 601. Because many of our shares of common stock are held by brokers or other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the record holders.

Issuer Purchases of Equity Securities

The purpose of Autodesk's stock repurchase program is largely to help offset the dilution to net income per share caused by the issuance of stock under our employee stock plans and for such other purposes as may be in the interests of Autodesk and its stockholders, and has the effect of returning excess cash generated from our business to stockholders over time. The number of shares acquired and the timing of the purchases are based on several factors, including anticipated employee stock purchases during the period, the level of our cash balances, general business and market conditions, the market price of our stock, cash on hand and available in the U.S., company defined trading windows and other investment opportunities. In December 2007, the Board of Directors approved a plan which authorized the repurchase of 20.0 million shares. In December 2010, the Board of Directors approved an additional plan which authorized the repurchase of 20.0 million shares. These plans do not have a fixed expiration date. During the three and twelve months ended January 31, 2011, we repurchased 2.0 million and 9.0 million shares of our common stock, respectively. At January 31, 2011, 24.5 million shares remained available for repurchase under the existing repurchase authorizations. See Note 9, "Stockholders' Equity," in the Notes to Consolidated Financial Statements for further discussion.

The following table provides information about the repurchase of our common stock under the stock repurchase programs in open-market transactions during the quarter ended January 31, 2011:

(Shares in thousands)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
November 1 – November 30	312.2	$34.85	312.2	6,142.8
December 1 – December 31	1,688.7	38.70	1,688.7	24,454.1
January 1 – January 31	—	—	—	24,454.1
Total	2,000.9	$38.10	2,000.9	

(1) Represents shares purchased in open-market transactions under the stock repurchase programs approved by the Board of Directors.

(2) These amounts correspond to the plans approved by the Board of Directors in December 2007 and December 2010 that each authorize the repurchase of 20.0 million shares. These plans do not have a fixed expiration date.

There were no sales of unregistered securities during the three months ended January 31, 2011.

Company Stock Performance

The following graph shows a five-year comparison of cumulative total return (equal to dividends plus stock appreciation) for our Common Stock, the Standard & Poor's 500 Stock Index and the Dow Jones U.S. Software Index.


Comparison of Five Year Cumulative Total Stockholder Return(1)
$160
$140
$120
$100
$80
$60
$40
$20
$0
1/06
1/07
1/08
1/09
1/10
1/11
Autodesk, Inc.
S&P500
Dow Jones US Software

(1) Assumes $100 invested on January 31, 2006, in Autodesk's stock, the Standard & Poor's 500 Stock Index, and the Dow Jones U.S. Software Index, with reinvestment of all dividends. Total stockholder returns for prior periods are not an indication of future investment returns.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and related notes thereto included in Item 8 of this Form 10-K to fully understand factors that may affect the comparability of the information presented below. The financial data for the years ended January 31, 2011, 2010 and 2009 are derived from, and are qualified by reference to, the audited consolidated financial statements that are included in this Form 10-K. The financial data for the years ended January 31, 2008 and 2007 are derived from audited, consolidated financial statements which are not included in this Form 10-K.

	Fiscal year ended January 31,				
	2011	2010	2009	2008	2007
	(In millions, except per share data)				
For the Fiscal Year:					
Net revenue	$1,951.8	$1,713.7	$2,315.2	$2,171.9	$1,839.8
Income from operations	271.4	65.6	244.5	445.6	349.7
Provision for income taxes	(60.0)	(26.7)	(68.9)	(113.8)	(76.8)
Net income(1)	212.0	58.0	183.6	356.2	289.7
Common Stock Data:					
Basic net income per share	$ 0.93	$ 0.25	$ 0.81	$ 1.55	$ 1.26
Diluted net income per share	0.90	0.25	0.80	1.47	1.19
Dividends paid per share	—	—	—	—	—
Income from operations includes the following items(2):					
Stock-based compensation expense	$ 80.7	$ 93.6	$ 89.5	$ 99.3	$ 94.3
Amortization of acquisition related intangibles	55.9	58.4	46.6	20.2	14.4
Restructuring charges	10.8	48.2	40.2	—	—
Impairment	—	21.0	128.9	—	—
In-process research and development	—	—	26.9	5.5	—
Employee tax reimbursement related to voluntary stock option review	—	—	—	13.7	—
Litigation expense	—	—	—	—	5.0
Provision for income taxes includes the following item:					
Establishment of valuation allowance on deferred tax assets	$ —	$ (21.0)	$ —	$ —	$ —
At Year End					
Total assets	$2,787.6	$2,447.2	$2,420.7	$2,212.2	$1,797.5
Long-term liabilities	308.5	269.7	309.9	251.4	108.3
Stockholders' equity	1,609.3	1,473.5	1,310.7	1,203.5	1,115.0

(1) Net income includes the items identified below in "Income from operations" net of tax.

(2) These items are recorded on a pre-tax basis.

2011 Annual Report

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion in our MD&A contains trend analyses and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, our business strategies, including those discussed below in "Strategy," anticipated future net revenue, future operating margin and other future financial results (by product and geography) and operating expenses, availability of credit for our customers and partners, our backlog, our belief that the strength of our channel network, technological leadership, brand recognition, breadth of product line, and large installed base are benefitting us as global economies recover, expected trends in certain financial metrics, the impact of acquisitions and investment activities, the effect of fluctuations in exchange rates and our hedging activities on our financial results, the impact of economic volatility and geopolitical activities in certain countries, particularly emerging economy countries, and the resulting effect on our financial results, and our ability to successfully expand adoption of our products, our ability to successfully increase sales of product suites as part of our overall sales strategy and the impact of our restructuring activities. In addition, forward-looking statements also consist of statements involving expectations regarding product acceptance, continuation of our stock repurchase program, statements regarding our liquidity and short-term and long-term cash requirements, as well as, statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of these terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth above in Item 1A, "Risk Factors," and in our other reports filed with the U.S. Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Strategy

Autodesk's vision is to help people imagine, design and create a better world. We do this by developing software for the world's designers, architects, engineers, and digital artists—the people who create the products, buildings, infrastructure, films, and games. Autodesk serves customers in three primary markets: architecture, engineering and construction; manufacturing; and digital media and entertainment.

Our goal is to provide our customers with the world's most valuable, innovative, and engaging software and services. Our product and services portfolio allow our customers to digitally visualize, simulate, and analyze their projects, helping them to better understand the consequences of their design decisions; save time, money, and resources; and become more innovative.

Today complex challenges such as globalization, urbanization, and sustainable design are driving our customers to new levels of performance and competitiveness, and we are committed to helping them address those challenges and take advantage of new opportunities. To achieve these goals, we are capitalizing on two of our strongest competitive advantages: our ability to bring advanced technology to mainstream markets, and the breadth and depth of our product portfolio.

By innovating in existing technology categories, we bring powerful new design capabilities to volume markets. Our products are designed to be easy-to-learn and use, and to provide customers with a low cost of deployment, a low total cost of ownership, and a rapid return on investment. In addition, our software architecture allows for extensibility and integration with other products. The breadth of our technology and product line gives us a unique competitive advantage, because it allows our customers to address a wide variety of problems in ways that transcend industry and disciplinary boundaries. This is particularly important in helping our customers address the complex challenges mentioned above. We also believe that our technological leadership and global brand recognition have positioned us well for long-term growth and industry leadership.

In addition to the competitive advantages afforded by our technology, our large global network of distributors, resellers, third-party developers, customers, educational institutions, faculty and students is a key competitive advantage. This network of relationships provides us with a broad and deep reach into volume markets around the world. Our distributor and reseller network is extensive and provides our customers with the resources to purchase, deploy, learn, and support our products quickly and easily. We have a significant number of registered third-party developers who create products that work well with Autodesk products and extend them for a variety of specialized applications. Users fluent in our products are broadly and globally available from educational institutions and in the existing workforce. We offer extensive educational programs, including student versions of software, curricula, and faculty development. We have an extensive global community of students who are fluent in our software and poised to become the next generation of professional users – thus reducing the cost of training and providing fresh talent for our customers. Our global network of distributors, resellers, third party developers, customers, educational institutions and students has been developed over our twenty-eight year history. We believe it is an enduring competitive advantage that is difficult for others to replicate.

Our growth strategy includes continually increasing the business value of our design tools to our customers in a number of ways. First, we seek to address an increasing portion of our customers' workflow with products that extend the value of our customers' digital design information into visualization, analysis, and simulation. Second, we extend our customers' workflow with products for adjacent users and for the "customers of our customers," thus increasing the value of the design information our customers produce. Third, we seek to improve our product interoperability and usability, thus improving our customers' productivity and effectiveness. Fourth, we develop new ways to deliver capability and value to our customers, such as product suites, software-as-a-service, mobile devices, and new hardware platforms. Notably, in October 2010, we released AutoCAD for the Mac, reaching a large base of native Mac environment customers. Finally, we have developed a new line of consumer products for the Web, iPad, and mobile devices that provide our advanced visualization technologies to consumers—a whole new category of Autodesk customer.

A number of our customers use our horizontal design products, AutoCAD and AutoCAD LT. We also develop a large number of vertical model-based design products. We believe that expanding our horizontal design product customers' portfolios to include our vertical design products and our model based design products, and now our suites, presents a meaningful growth opportunity and is an important part of our overall strategy. For fiscal 2011, revenue from model-based design products increased 18% as compared to the prior fiscal year and as a percentage of revenue, increased to 30% in fiscal 2011 as compared to 29% in fiscal 2010. For fiscal 2011, revenue from Suites increased 26%, as compared to the prior fiscal year, and as a percentage of revenue increased to 23% in fiscal 2011 as compared to 20% in fiscal 2010. We believe that the adoption of vertical design products and model-based design products by our customers in all industries will increase their productivity and the value of their design data.

Expanding our geographic coverage is another key element of our growth strategy. While emerging markets are important for all global businesses, we believe they hold special opportunity for Autodesk. Much of the growth in the world's construction and manufacturing is happening in emerging markets. Further, emerging markets face many of the challenges that our design technology can help address, for example infrastructure build-out. We believe that emerging economies continue to present long-term growth opportunities for us and revenue from emerging countries increased 17% during fiscal 2011 as compared to fiscal 2010. Revenue from emerging countries represented 15% of both fiscal 2011 and fiscal 2010 net revenue. While we believe there are long-term growth opportunities in emerging economies, conducting business in these countries presents significant challenges, including economic volatility, geopolitical risk, local competition, intellectual property protection, poorly developed business infrastructure, scarcity of talent and software piracy.

Our strategy includes improving our product functionality and expanding our product offerings through internal development as well as through the acquisition of products, technology and businesses. Acquisitions often increase the speed at which we can deliver product functionality to our customers; however, they entail cost and integration challenges and may, in certain instances, negatively impact our operating margins. We continually review these trade-offs in making decisions regarding acquisitions. We currently anticipate that we will acquire products, technology and businesses as compelling opportunities that promote our strategy become available. The pace at which we make such investments will vary depending upon our business needs, the availability of suitable sellers and technology, and our own financial condition.

Our strategy depends upon a number of assumptions, including that we will be able to continue making our technology available to mainstream markets; leverage our large global network of distributors, resellers, third-party developers, customers, educational institutions, and students; improve the performance and functionality of our products; and adequately protect our intellectual property. If the outcome of any of these assumptions differs from our expectations, we may not be able to implement our strategy, which could potentially adversely affect our business. For further discussion regarding these and related risks see Part I, Item 1A, "Risk Factors."

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. In preparing our Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our Consolidated Financial Statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates. Our significant accounting policies are described in Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements. We believe that of all our significant accounting policies, the following policies involve a higher degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenue we report.

For multiple element arrangements that include software products, we allocate the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If we do not have VSOE of an undelivered software license, we defer revenue recognition on the entire sales arrangement until all elements for which we do not have VSOE are delivered. If we do not have VSOE for undelivered maintenance or services, the revenue for the arrangement is recognized over the longest contractual period in the arrangement. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

Our assessment of likelihood of collection is also a critical factor in determining the timing of revenue recognition. If we do not believe that collection is probable, the revenue will be deferred until the earlier of when collection is deemed probable or payment is received.

Our indirect channel model includes both a two-tiered distribution structure, where distributors sell to resellers, and a one-tiered structure where Autodesk sells directly to resellers. Our product license revenue from distributors and resellers are generally recognized at the time title to our product passes to the distributor, in a two-tiered structure, or reseller, in a one-tiered structure, provided all other criteria for revenue recognition are met. This policy is predicated on our ability to estimate sales returns, among other criteria. We are also required to evaluate whether our distributors and resellers have the ability to honor their commitment to make fixed or determinable payments, regardless of whether they collect payment from their customers. Our policy also presumes that we have no significant performance obligations in connection with the sale of our product licenses by our distributors and resellers to their customers. If we were to change any of these assumptions or judgments, it could cause a material increase or decrease in the amount of revenue that we report in a particular period.

Marketable Securities. At January 31, 2011 we had $391.8 million of short and long-term marketable securities. Marketable securities are stated at fair value. As described in Note 3, "Fair Value Measurements," in the Notes to the Consolidated Financial Statements, we estimate the fair value of our marketable securities each quarter. Fair value is defined as an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. When identical or similar assets are traded in active markets, the level of judgment required to estimate their fair value is relatively low. This is generally true for our cash and cash equivalents and the majority of our marketable securities, which we consider to be Level 1 assets and Level 2 assets. However, determining the fair value of marketable securities when observable inputs are not available (Level 3) requires significant judgment. For example we use a discounted cash flow model to estimate the fair value of our auction rate securities; because we have determined that the market for those securities is inactive. This determination is based on the fact that due to a decrease in liquidity in the global credit markets, the regularly scheduled auctions for the auction rate securities we hold have generally failed since August 2007. These assumptions are inherently subjective and involve significant management judgment. Whenever possible, we use observable market data and rely on unobservable inputs only when observable market data is not available, when determining fair value.

Business Combinations. We allocate the purchase price of acquired companies to assets and liabilities, as well as to in-process research and development based upon their estimated fair values at the acquisition date. The purchase price allocation process requires us to make significant estimates and assumptions, especially at the acquisition date with respect to intangible assets and deferred revenue obligations.

Although we believe the assumptions and estimates we have made are reasonable, they are based in part on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Examples of critical estimates used in valuing certain of the intangible assets we have acquired or may acquire in the future include but are not limited to: future expected cash flows from sales, maintenance agreements and acquired developed technologies; the acquired company's trade name and customer relationships as well as assumptions about the period of time the acquired trade name and customer relationships will continue to be used in the combined company's product portfolio; expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; and discount rates.

Goodwill. We test goodwill for impairment annually in our fourth fiscal quarter or sooner should events or changes in circumstances indicate potential impairment. When assessing goodwill for impairment, we use discounted cash flow models which include assumptions regarding projected cash flows. Variances in these assumptions could have a significant impact on our conclusion as to whether goodwill is impaired, or the amount of any impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

As of January 31, 2011, a hypothetical 10% decrease in the fair value of our reporting units would not have an impact on the carrying value of goodwill, nor result in impairment of goodwill. For further discussion see Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements.

Realizability of Long-Lived Assets. We assess the realizability of our long-lived assets and related intangible assets, other than goodwill, annually during the fourth fiscal quarter, or sooner should events or changes in circumstances indicate the carrying values of such assets may not be recoverable. We consider the following factors important in determining when to perform an impairment review: significant under-performance of a business or product line relative to budget; shifts in business strategies which affect the continued uses of the assets; significant negative industry or economic trends; and the results of past impairment reviews.

In assessing the recoverability of these long-lived assets, we first determine their fair values, which are based on assumptions regarding the estimated future cash flows that could reasonably be generated by these assets. If impairment indicators were present based on our undiscounted cash flow models, which include assumptions regarding projected cash flows, we would discount the cash flows to assess impairments on long-lived assets. Variances in these assumptions could have a significant impact on our conclusion as to whether an asset is impaired or the amount of any impairment charge. Impairment charges, if any, result in situations where any fair values of these assets are less than their carrying values.

In addition to our recoverability assessments, we routinely review the remaining estimated useful lives of our long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

We will continue to evaluate the values of our long-lived assets in accordance with applicable accounting rules. As changes in business conditions and our assumptions occur, we may be required to record impairment charges.

Income Taxes. We currently have $147.5 million of net deferred tax assets, primarily a result of tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, purchased technologies and capitalized intangibles, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries, deferred tax liabilities associated with tax method change on advanced payments and valuation allowances against California and Canadian deferred tax assets. We perform a quarterly assessment of the recoverability of these net deferred tax assets and believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize the net deferred tax assets. Our judgments regarding future profitability may change due to future market conditions and other factors. Any change in future profitability may require material adjustments to these net deferred tax assets, resulting in a reduction in net income in the period when such determination is made.

Stock-Based Compensation. We measure stock-based compensation cost at the grant date fair value of the award, and recognize expense on a straight-line basis over the requisite service period, which is generally the vesting period. We estimate the fair value of stock-based payment awards using the Black-Scholes-Merton option-pricing model. The determination of the fair value of a stock-based award on the date of grant using the Black-Scholes-Merton option-pricing model is affected by our stock price on the date of grant as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the expected term of the award, actual and projected employee stock option exercise behaviors, the risk-free interest rate for the expected term of the award and expected dividends. The variables used in the model are reviewed on a quarterly basis and adjusted, as needed. The value of the portion of the award that is ultimately expected to vest is recognized as expense in our Consolidated Statements of Operations.

Legal Contingencies. As described in Part I, Item 3, "Legal Proceedings" and Part II, Item 8, Note 8, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements, we are periodically involved in various legal claims and proceedings. We routinely review the status of each significant matter and assess our potential financial exposure. If the potential loss from any matter is considered probable and the amount can be reasonably estimated, we record a liability for the estimated loss. Because of inherent uncertainties related to these legal matters, we base our loss accruals on the best information available at the time. As additional information becomes available, we reassess our potential liability and may revise our estimates. Such revisions could have a material impact on future quarterly or annual results of operations.

Recently Issued Accounting Standards

See Part II, Item 8, Note 1, "Business and Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

Overview of Fiscal 2011 Results of Operations

	Fiscal Year Ended January 31, 2011	As a % of Net Revenue	Fiscal Year Ended January 31, 2010	As a % of Net Revenue
		(in millions)		
Net Revenue	$1,951.8	100%	$1,713.7	100%
Cost of revenue	196.6	10%	191.8	11%
Gross Profit	1,755.2	90%	1,521.9	89%
Operating expenses	1,483.8	76%	1,456.3	85%
Income from Operations	$ 271.4	14%	$ 65.6	4%

Our results for fiscal 2011 reflect recent improvements in global demand, as compared to the prior fiscal year when the economic downturn had decreased demand for our products and services, and customers reduced their workforces. While some global macroeconomic indicators improved during fiscal 2011, unemployment remains high in several important geographies, including the U.S. Additionally, there are a number of mixed data points as to whether credit has become more readily available, and it is unclear whether and how the availability of credit continues to impact our customers and partners.

Our business grew year over year as evidenced by our increases in revenue, gross profit and income from operations. During fiscal 2011, as compared to fiscal 2010, net revenue increase 14%, gross profit increased 15% and income from operations increased 314%. Contributing to the year over year increases in revenue were increases in revenue from new seat licenses, maintenance revenue, revenue for most of our major products, all of our reportable segments, and all of our geographies during fiscal 2011 as compared to the prior fiscal year. In addition, we continued to make progress in controlling our operating costs, which led to year over year improvements in profitability. The 314% increase in income from operations in fiscal 2011, as compared to fiscal 2010, was due to the increase in our net revenue, while holding the growth of operating expenses. The majority of our costs are relatively fixed in the short term as they relate primarily to our workforce. In fiscal 2011 we were able to grow our net revenue without significantly increasing our workforce. We believe that the improvements in these areas are indications that our business stabilized and is beginning to grow.

Our total operating margin increased from $65.6 million, or 4% of revenue during fiscal 2010 to $271.4 million, or 14% of revenue during fiscal 2011. The increase in our operating margin during fiscal 2011 was primarily due to net revenue increasing more rapidly than the increase in our costs due to our cost saving initiatives during fiscal 2011 and 2010. Net revenue increased 238.1 million or 14% for fiscal 2011, as compared to fiscal 2010, while our operating expenses increased $27.5 million, or 2% for fiscal 2011. The 2% increase in operating expenses in fiscal 2011, as compared to fiscal 2010 was due to performance based compensation related to higher company performance, the return of employee costs which were temporarily suppressed in the prior year such as, salary reductions, employee incentives and mandatory vacation, and other costs associated with higher revenue. These increases were partially offset by the decrease in restructuring charges of $37.4 million, the decrease in goodwill impairment charges of $21.0 million and the decrease in stock-based compensation charges of $12.7 million.

We believe net revenue for fiscal 2012 will increase by approximately 10% compared to fiscal 2011. We anticipate fiscal 2012 operating margin will increase by approximately 220 basis points compared to fiscal 2011. Net revenue from Japan was $200.6 million, or approximately 10% of our net revenue, for the fiscal year ended January 31, 2011. The earthquake and tsunami that struck Japan in March 2011 has created uncertainty, which may impact our future financial results.

We generate a significant amount of our revenue in the U.S., Japan, Germany, France, the United Kingdom, Canada, Italy, South Korea, Australia and Belgium. Included in the overall increase in revenue were impacts associated with foreign currency. Our revenue benefited from foreign exchange rate changes during fiscal 2011, as compared to fiscal 2010. Had applicable exchange rates from fiscal 2010 been in effect during fiscal 2011 and had we excluded foreign exchange hedge gains and losses from fiscal 2011, ("on a constant currency basis"), net revenue would have increased 13% compared to the prior fiscal year. Operating expenses during fiscal year 2011 increased 2% compared to the prior fiscal year as reported and increased 3% on a constant currency basis. Changes in the value of the U.S. dollar may have a significant effect on net revenue, operating expenses and income from operations in future periods. We use foreign currency contracts to reduce the exchange rate effect on a portion of the net revenue of certain anticipated transactions, but do not attempt to completely mitigate the impact of fluctuation of such foreign currency against the U.S. dollar.

We rely significantly upon major distributors and resellers in both the U.S. and international regions, including Tech Data Corporation and its global affiliates (collectively, "Tech Data"). Tech Data accounted for 16% and 14% of our consolidated net revenue during fiscal year 2011 and 2010, respectively. We believe our business is not substantially dependent on Tech Data. Our actual customers through Tech Data are the resellers and end users who purchase our software licenses and services. Should any of the agreements between us and Tech Data be terminated for any reason, we believe that arrangements could be made so that the resellers and end users who currently purchase our products through Tech Data would be able to continue to do so under substantially the same terms from one of our many other distributors without substantial disruption to us.

Our primary goals for fiscal 2012 are to grow revenue and improve operating margin percentage by delivering our market-leading products and solutions to our customers and investing in product functionality and new product lines, including Suites offerings. However, there can be no assurance that we will achieve our financial goals and improve our financial results.

At January 31, 2011, we had $1,466.9 million in cash and marketable securities. We completed fiscal 2011 with a higher deferred revenue balance and a higher accounts receivable balance as compared to fiscal 2010. Our deferred revenue balance at January 31, 2011 included $509.5 million of customer maintenance contracts, which will be recognized as revenue ratably over the life of the contracts, which is predominantly one year, but may be two or three year, or occasionally as long as five year terms. We repurchased 9.0 million shares of our common stock for $280.3 million during fiscal 2011. Comparatively, we repurchased 2.7 million shares of our common stock for $63.2 million during fiscal 2010.

Results of Operations

Net Revenue

	Fiscal Year Ended January 31, 2011	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2010	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2009
		$	%		$	%	
				(in millions)			
Net Revenue:							
License and other	$1,172.1	$191.4	20%	$ 980.7	$(622.7)	-39%	$1,603.4
Maintenance	779.7	46.7	6%	733.0	21.2	3%	711.8
	$1,951.8	$238.1	14%	$1,713.7	$(601.5)	-26%	$2,315.2
Net Revenue by Geographic Area:							
Americas	$ 701.5	$ 47.1	7%	$ 654.4	$(127.9)	-16%	$ 782.3
Europe, Middle East and Africa	782.8	111.7	17%	671.1	(332.3)	-33%	1,003.4
Asia Pacific	467.5	79.3	20%	388.2	(141.3)	-27%	529.5
	$1,951.8	$238.1	14%	$1,713.7	$(601.5)	-26%	$2,315.2
Net Revenue by Operating Segment:							
Platform Solutions and Emerging Business	$ 716.2	$ 92.2	15%	$ 624.0	$(276.8)	-31%	$ 900.8
Architecture, Engineering and Construction	568.0	54.7	11%	513.3	(128.1)	-20%	641.4
Manufacturing	470.0	83.1	22%	386.9	(101.5)	-21%	488.4
Media and Entertainment	197.6	8.5	4%	189.1	(73.0)	-28%	262.1
Other	—	(0.4)	-100%	0.4	(22.1)	-98%	22.5
	$1,951.8	$238.1	14%	$1,713.7	$(601.5)	-26%	$2,315.2

Fiscal 2011 Net Revenue Compared to Fiscal 2010 Net Revenue

License and Other Revenue

License and other revenue is comprised of two components: all forms of product license revenue and other revenue. Product license revenue includes revenue from the sale of new seat licenses, upgrades and crossgrades. Other revenue consists of revenue from Creative Finishing, consulting and training services, collaborative project management services, and our former Location Services division. We divested the Location Services division in February 2009.

Total license and other revenue increased 20% during fiscal 2011 as compared to fiscal 2010. License and other revenue from horizontal design and vertical design products increased 18% and license and other revenue from model-based design products increased 18%, each as compared to the prior fiscal year. These increases were primarily due to the 31% increase in commercial new seat revenue during fiscal 2011 as compared to fiscal 2010. During fiscal 2011, 28 percentage points of the 31% increase was due to the increase in the number of seats sold, and 3 percentage points was due to higher average net revenue per seat. Commercial new seat revenue, as a percentage of license and other revenue, was 67% and 61% for fiscal 2011 and 2010, respectively.

Also contributing to the increase in license and other revenue during fiscal 2011, as compared to fiscal 2010, was the 22% increase in upgrade revenue, which includes crossgrade revenue. Upgrade revenue was higher during fiscal 2011 primarily due to a one-time increase in upgrades in response to a promotion in advance of the March 2010 increase in upgrade pricing, an additional promotion run in the Americas geography in the fourth quarter and an increase in the number of larger revenue transactions in fiscal 2011 as compared to fiscal 2010.

Revenue from the sales of our services, training and support, included in "License and other revenue," represented less than 4% of net revenue for all periods presented.

Maintenance Revenue

Our maintenance revenue relates to a program known by our user community as the Subscription Program. Our maintenance program provides our commercial and educational customers with a cost effective and predictable budgetary option to obtain the productivity benefits of our new releases and enhancements when and if released during the term of their contracts. Under our maintenance program, customers are eligible to receive unspecified upgrades when and if available, downloadable training courses and online support. We recognize maintenance revenue ratably over the maintenance contract periods.

Maintenance revenue increased 6% during fiscal 2011, as compared to fiscal 2010, primarily due to a 7% increase in commercial maintenance revenue. Total subscription program enrollment at January 31, 2011 and 2010 consisted of about 2.9 million users and 2.2 million users, respectively.

The 7% increase in commercial maintenance revenue was due to a 5 percentage point increase in net revenue per maintenance seat and a 2 percentage point increase in commercial enrollment during the corresponding maintenance contract term. Commercial maintenance revenue represented 98% of maintenance revenue for both fiscal 2011 and 2010.

Changes in maintenance revenue lag changes in net billings for maintenance contracts because we recognize the revenue from those contracts ratably over their contract terms, which are predominantly one year, but may be two or three year, or occasionally as long as five year terms. Net maintenance billings increased 14% during fiscal 2011 as compared to fiscal 2010. This increase was due to an increase in renewals, more new seats sold and the impact from the upgrade pricing promotion mentioned above.

Aggregate backlog at January 31, 2011 and January 31, 2010 was $615.4 million and $542.5 million, respectively, of which $587.9 million and $516.5 million, respectively, represented deferred revenue. Backlog related to current software license product orders that had not shipped at the end of the quarter increased by $1.5 million during fiscal 2011 from $26.0 million at January 31, 2010 to $27.5 million at January 31, 2011. Deferred revenue consists primarily of deferred maintenance revenue. To a lesser extent, deferred revenue consists of deferred license and other revenue derived from collaborative project management services, consulting services and deferred license sales. Backlog from current software license product orders that we have not yet shipped consists of orders for currently available licensed software products from customers with approved credit status and may include orders with current ship dates and orders with ship dates beyond the current fiscal period.

Net Revenue by Geographic Area

Net revenue in the Americas geography increased by 7% both as reported and on a constant currency basis, during fiscal 2011, as compared to fiscal 2010. This increase was primarily due to a 33% increase in revenue from new seats in the Americas during fiscal 2011 as compared to fiscal 2010. Maintenance revenue increased 3% during fiscal 2011 as compared to fiscal 2010. The Americas was affected by slower economic growth than our other geographies, which impacted growth rates for all of our products during fiscal 2011.

Net revenue in the EMEA geography increased by 17%, or 18% on a constant currency basis, during fiscal 2011 as compared to fiscal 2010. The increase was primarily due to a 24% increase in new seat revenue and a 9% increase in maintenance revenue. The EMEA geography's increase in revenue during fiscal 2011 was primarily due to economic expansion in virtually all countries in that geography. The increase in our revenue in that geography was led by Germany, France, the United Kingdom and Belgium.

Net revenue in the APAC geography increased by 20%, or 17% on a constant currency basis, during fiscal 2011, as compared to fiscal 2010, primarily due to a 24% increase in new seat revenue and a 48% increase in upgrade revenue. Net revenue expansion in the APAC geography during fiscal 2011 occurred in virtually all countries, led by Japan and followed by South Korea, Australia and India.

Net revenue in emerging economies increased 17% during fiscal 2011 as compared to fiscal 2010, primarily due to revenue from China, the Russian Federation, India, Brazil and Poland. This growth was a significant factor in our international sales growth during fiscal 2011. Revenue from emerging economies represented 15% of net revenue for both fiscal 2011 and 2010.

We believe that international revenue will continue to comprise a majority of our total net revenue. The economic conditions in the countries that contribute a significant portion of our net revenue may have an adverse effect on our business in those countries and our overall financial performance. Changes in the value of the U.S. dollar relative to other currencies have significantly affected, and could continue to significantly affect, our financial results for a given period even though we hedge a portion of our current and projected revenue. International net revenue represented 71% of our net revenue in fiscal 2011 and 69% of our net revenue in fiscal 2010. We remain cautious regarding our financial prospects primarily due the uncertainty surrounding the sustainability of the global economic recovery.

Net Revenue by Operating Segment

We have four reportable segments: Platform Solutions and Emerging Business ("PSEB"), Architecture, Engineering and Construction ("AEC"), Manufacturing ("MFG") and Media and Entertainment ("M&E"). Location Services, which we disposed of in February 2009, is not included in any of the above reportable segments and is reflected as Other. We have no material inter-segment revenue.

Net revenue for PSEB increased 15% during fiscal 2011, as compared to fiscal 2010, primarily due to a 20% increase in revenue from both our AutoCAD and AutoCAD LT products, offset by a net 21% decrease in revenue from all other PSEB products and services.

Net revenue for AEC increased 11% during fiscal 2011, as compared to fiscal 2010, primarily due to a 24% increase in revenue from our Revit products, a 6% increase in revenue from our AutoCAD Civil 3D products, and a 27% increase in revenue from our Navisworks products.

Net revenue for MFG increased 22% during fiscal 2011, as compared to fiscal 2010, primarily due to a 23% increase in revenue from our Autodesk Inventor products and a 28% increase in our AutoCAD Mechanical products.

Net revenue for M&E increased 5% during fiscal 2011, as compared to fiscal 2010, primarily due to a 5% increase in revenue from our Animation product group and a 3% increase in revenue from Creative Finishing. The increase in Animation revenue was primarily due to a 4% increase in revenue from Autodesk 3ds Max.

<u>Fiscal 2010 Net Revenue Compared to Fiscal 2009 Net Revenue</u>

License and Other Revenue

Total license and other revenue decreased 39% during fiscal 2010 as compared to fiscal 2009. License and other revenue from horizontal design and vertical design products decreased 33% and license and other revenue from model-based design products decreased 19%, each as compared to the prior fiscal year. These decreases were primarily due to the 44% decrease in commercial new seat revenue during fiscal 2010 as compared to fiscal 2009. During fiscal 2010, 29 percentage points of the 44% decrease was due to decreases in the number of seats sold, and 15 percentage points was due to lower average net revenue per seat. Commercial new seat revenue, as a percentage of license and other revenue, was 61% and 67% for fiscal 2010 and 2009, respectively.

Also contributing to the decrease in license and other revenue during fiscal 2010, as compared to fiscal 2009, was the 32% decrease in upgrade revenue, which includes crossgrade revenue. The decrease in upgrade revenue was driven primarily by the global economic contraction. Additionally, upgrade revenue was lower during fiscal 2010 because of the relatively smaller size of the upgradeable base of our AutoCAD-based products, as compared to the upgradeable base of our AutoCAD-based products during fiscal 2009, due to a higher percentage of customers on our maintenance program, which includes unspecified upgrades when and if available.

Maintenance Revenue

Maintenance revenue increased 3% during fiscal 2010, as compared to fiscal 2009, primarily due to a 3% increase in commercial maintenance revenue. The increase in commercial maintenance revenue was due to 8 percentage points from higher net revenue per maintenance seat, partially offset by 5 percentage points from lower program enrollment due to the economic downturn. Our 3% increase in maintenance revenue in fiscal 2010, as compared to fiscal 2009, reflects an 18% increase in maintenance billings in fiscal 2009 as compared to fiscal 2008, partially offset by a 7% decline in maintenance billings in fiscal 2010 as compared to fiscal 2009. The number of users increased from 1.7 million at January 31, 2009 to 2.2 million at January 31, 2010 primarily due to a one-time adjustment of 0.6 million educational seats for users who were migrated to a standard educational maintenance plan during the second fiscal quarter ended July 31, 2009. These users were not previously captured in our maintenance installed base prior to the second quarter of fiscal 2010.

Maintenance billings declined 7% in fiscal 2010, as compared to fiscal 2009. This decrease was due to fewer new seats sold and a decrease in renewal rates as customers reduced their work force. The year over year growth in billings for maintenance contracts began to slow in the second quarter of fiscal 2009, although maintenance billings increased slightly in the fourth quarter of fiscal 2010 as compared to the fourth quarter of fiscal 2009. The year-over-year decrease in maintenance billings caused downward pressure on maintenance revenue during subsequent years.

Net Revenue by Geographic Area

Net revenue in the Americas geography decreased by 16% both as reported and on a constant currency basis, during fiscal 2010, as compared to fiscal 2009. This decrease was primarily due to a 27% decrease in revenue from new seats, partially offset by a 5% increase in upgrade revenue in the Americas during fiscal 2010 as compared to fiscal 2009. Maintenance revenue growth was flat in fiscal 2010 as compared to fiscal 2009. Growth in the Americas was affected by economic volatility that impacted growth rates for all of our products during fiscal 2010.

Net revenue in the EMEA geography decreased by 33%, or 26% on a constant currency basis, during fiscal 2010 as compared to fiscal 2009. The decrease was primarily due to a 50% decrease in new seat revenue and a 49% decrease in revenue from upgrades. These decreases were partially offset by a 2% increase in maintenance revenue in EMEA during fiscal 2010 as compared to fiscal 2009. The EMEA geography's decline in revenue during fiscal 2010 was primarily due to economic contraction in virtually all countries in that geography. The decrease in our revenue in that geography was led by emerging economy countries followed by Germany, France, Italy and the United Kingdom. The negative effect of the stronger value of the U.S. dollar relative to the euro, the British pound and other European currencies also contributed to the decrease in net revenue in EMEA.

Net revenue in the APAC geography decreased by 27%, or 28% on a constant currency basis, during fiscal 2010, as compared to fiscal 2009, primarily due to a 38% decrease in new seat revenue and a 42% decrease in upgrade revenue. These decreases were partially offset by a 13% increase in maintenance revenue. Net revenue contraction in the APAC geography during fiscal 2010 occurred in virtually all countries, led by Japan and followed by China, South Korea, India and Australia.

Revenue from emerging economies decreased 37% during fiscal 2010 as compared to fiscal 2009. Revenue from emerging economies represented 15% and 18% of net revenue during fiscal 2010 and 2009, respectively. This decrease contributed to our international sales contraction during fiscal 2010.

International net revenue represented 69% of our net revenue in fiscal 2010 and 72% of our net revenue in fiscal 2009. We started to experience some economic difficulty in international sales in the third quarter of fiscal 2009. Global conditions worsened, and the economic downturn significantly impacted our international sales during the fourth quarter of fiscal 2009, particularly the robust business we had been seeing in emerging economies. The economic contractions in the countries that contribute a significant portion of our net revenue had an adverse effect on our business in those countries and our overall financial performance in fiscal 2010.

Net Revenue by Operating Segment

Net revenue for PSEB decreased 31% during fiscal 2010, as compared to fiscal 2009, primarily due to a 38% decrease in revenue from our AutoCAD LT products and a 31% decrease in revenue from our AutoCAD products, offset by a net 12% increase in revenue from all other PSEB products and services.

Net revenue for AEC decreased 20% during fiscal 2010, as compared to fiscal 2009, primarily due to a 24% decrease in revenue from our Revit products, a 32% decrease in revenue from our AutoCAD Architecture products, a 15% decrease in revenue from our AutoCAD Civil 3D products and a net 13% decrease in revenue from all other AEC products and services.

Net revenue for MFG decreased 21% during fiscal 2010, as compared to fiscal 2009, primarily due to a 25% decrease in revenue from our Autodesk Inventor products and a 34% decrease in revenue from our Autodesk Mechanical products, offset by a net 2% increase in revenue from all other MFG products and services.

Net revenue for M&E decreased 28% during fiscal 2010, as compared to fiscal 2009, primarily due to a 42% decrease in revenue from Creative Finishing and an 18% decrease in revenue from our Animation product group. The decrease in Animation revenue was primarily due to a 33% decrease in revenue from Autodesk 3ds Max and a 17% decrease in revenue from Maya, offset by a net 32% increase in revenue from all other M&E products and services.

2011 Annual Report

Cost of Revenue and Operating Expenses

Cost of Revenue

	Fiscal Year Ended January 31, 2011	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2010	Increase (decrease) compared to prior fiscal year		Fiscal Year Ended January 31, 2009
		$	%		$	%	
				(in millions)			
Cost of revenue:							
License and other	$162.2	$ (9.8)	-6%	$172.0	$(31.7)	-16%	$203.7
Maintenance	34.4	14.6	74%	19.8	4.4	29%	15.4
	$196.6	$ 4.8	3%	$191.8	$(27.3)	-12%	$219.1
As a percentage of net revenue	10%			11%			9%

Cost of license and other revenue includes labor costs of order fulfillment and costs of fulfilling consulting and training services contracts and collaborative project management services contracts. Cost of license and other revenue also includes stock-based compensation expense, direct material and overhead charges, amortization of purchased technology, professional services fees and royalties. Direct material and overhead charges include the cost of hardware sold (mainly PC-based workstations for Creative Finishing in the M&E segment), costs associated with transferring our software to electronic media, printing of user manuals and packaging materials and shipping and handling costs.

During the first quarter of fiscal 2011, Autodesk reclassified certain costs of revenue, which primarily included reclassifying certain shipping and fulfillment expenses from "Cost of license and other revenue" to

"Cost of maintenance revenue," due to a change in our cost allocation methodology. These expenses have been updated in the Consolidated Statements of Operations, which include reclassifying $7.9 million and $6.5 million from cost of license to cost of maintenance revenue for fiscal years 2010 and 2009, respectively. See Note 1, "Basis of Presentation," in the Notes to Consolidated Financial Statements for further discussion.

Cost of license and other revenue decreased 6% during fiscal 2011, as compared to fiscal 2010 primarily due to savings on shipping and handling costs caused by the switch to a lower cost vendor as well as an increase in electronic order fulfillment. Cost of license and other revenue decreased 16% during fiscal 2010, as compared to fiscal 2009 primarily due to the 39% decrease in license and other revenue. Cost of license and other revenue did not decline as rapidly as the associated net revenue in fiscal 2010 as compared to fiscal 2009 because of increased amortization of purchased technology related to fiscal years 2010 and 2009 acquisitions, costs associated with redundant services as we migrated a portion of our IT systems onto a new platform, and higher costs associated with the implementation of our electronic fulfillment system.

Cost of maintenance revenue includes labor costs of providing product support to our maintenance customers, including stock-based compensation expense for these employees, rent and occupancy, shipping and handling costs and professional services fees. Cost of maintenance revenue increased 74% during fiscal 2011 as compared to fiscal 2010 due to an increase in maintenance support headcount. These increases were partially offset by savings on freight and materials costs as fewer maintenance customers require physical shipments than in the past due to electronic fulfillment. Cost of maintenance revenue increased 29% during fiscal 2010 as compared to fiscal 2009 due to an increase in product support headcount due to the acquisition of Moldflow Corporation in the second quarter of fiscal 2009.

Cost of revenue, at least over the near term, is affected by the volume and mix of product sales, mix of physical versus electronic fulfillment, fluctuations in consulting costs, amortization of purchased technology, new customer support offerings, royalty rates for licensed technology embedded in our products, and employee stock-based compensation expense. We expect cost of revenue to increase in absolute dollars, but to remain relatively consistent as a percentage of net revenue during fiscal 2012, as compared to fiscal 2011.

Marketing and Sales

	Fiscal year Ended January 31, 2011	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2009
		$	%		$	%	
				(in millions)			
Marketing and sales	$776.0	$44.1	6%	$731.9	$(168.8)	-19%	$900.7
As a percentage of net revenue	40%			43%			39%

Marketing and sales expenses include salaries, bonuses, benefits, and stock-based compensation expense for our marketing and sales employees, and the expense of travel, entertainment and training for such personnel, and the costs of programs aimed at increasing revenue, such as advertising, trade shows and expositions, and various sales and promotional programs. Marketing and sales expenses also include labor costs of sales and order processing, sales and dealer commissions, rent and occupancy, and the cost of supplies and equipment. Marketing and sales expenses increased 6% during fiscal 2011, as compared to fiscal 2010, primarily due to higher employee-related costs related to variable compensation, including commissions, bonuses and related fringe benefits. Variable compensation expenses increased as a result of exceeding our fiscal 2011 target revenue growth and operating margin growth targets more than we did in fiscal 2010. Our annual incentive plans are based on forecasted revenue and operating margin, with current year targets set at the beginning of fiscal 2011. These increases were partially offset by the decrease in advertising and promotion spending and stock-based compensation expense. Marketing and sales expenses decreased 19% during fiscal 2010, as compared to fiscal 2009, primarily due to lower employee-related costs, driven by decreased marketing and sales headcount and decreased travel expenditures and reduced advertising and promotional expenses.

We expect to balance our need to invest in the marketing and sales of our products with our desire to actively manage our sales and marketing operating expenses. As a result, we expect marketing and sales expense to increase in absolute dollars, but to slightly decrease as a percentage of net revenue in fiscal 2012, as compared to fiscal 2011.

Research and Development

	Fiscal year Ended January 31, 2011	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2009
		$	%		$	%	
				(in millions)			
Research and development	$496.2	$38.7	8%	$457.5	$(118.6)	-21%	$576.1
As a percentage of net revenue	25%			27%			25%

Research and development expenses, which are expensed as incurred, consist primarily of salaries, bonuses, benefits and stock-based compensation expense for research and development employees, and the expense of travel, entertainment and training for such personnel, rent and occupancy, professional services such as fees paid to software development firms and independent contractors. Research and development expenses increased 8% during fiscal 2011, as compared to fiscal 2010, primarily due to an increase in bonuses, salaries and benefits. Research and development expenses decreased 21% during fiscal 2010, as compared to fiscal 2009, primarily due to decreases in employee-related costs driven by decreased research and development headcount. Also contributing to the decline was a decrease in acquisition related in-process research and development charges from fiscal 2009 to fiscal 2010. We expect research and development expense to increase in absolute dollars, but remain relatively consistent as a percentage of net revenue during fiscal 2012, as compared to fiscal 2011, as we continue to invest in product development and acquire new technology in fiscal 2012.

General and Administrative

	Fiscal year Ended January 31, 2011	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2009
		$	%		$	%	
				(in millions)			
General and administrative	$200.8	$3.1	2%	$197.7	$(8.0)	-4%	$205.7
As a percentage of net revenue	10%			12%			9%

General and administrative expenses include salaries, bonuses, benefits and stock-based compensation expense for our finance, human resources and legal employees, and the expense of travel, entertainment and training for such personnel as well as professional fees for legal and accounting services, amortization of acquisition related customer relationships and trade names, expense of communication and the cost of supplies and equipment. General and administrative expenses increased 2% from fiscal 2010 to fiscal 2011 primarily due to an increase in bonuses and salaries partially offset by a decrease in stock based compensation expense. General and administrative expenses decreased 4% from fiscal 2009 to fiscal 2010 primarily due to decreases in employee-related costs driven by decreased general and administrative headcount and reduced rent and occupancy costs due to the consolidation of facilities. This decrease was partially offset by higher depreciation and amortization related to capital expenditures from fiscal 2009 and 2010. We expect general and administrative expense to increase in absolute dollars, but remain consistent as a percentage of net revenue during fiscal 2012, as compared to fiscal 2011.

Restructuring

	Fiscal year Ended January 31, 2011	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2010	Increase compared to prior fiscal year		Fiscal year Ended January 31, 2009
		$	%		$	%	
				(in millions)			
Restructuring	$10.8	$(37.4)	-78%	$48.2	$8.0	20%	$40.2
As a percentage of net revenue	1%			3%			2%

In the first quarter of fiscal 2011, we initiated a restructuring plan in order to reduce operating costs. The restructuring plan resulted in targeted staff reductions of approximately 200 positions. No leased facilities were consolidated as part of this restructuring. In the second quarter of fiscal 2010, we initiated a restructuring program, which resulted in headcount reduction of approximately 430 positions globally and resulted in the consolidation of approximately 32 leased facilities around the world in order to reduce our operating expenses. In the fourth quarter of fiscal 2009, we initiated a restructuring program in order to reduce our operating costs. This program reduced the number of employees by a total of approximately 700 positions globally and resulted in the consolidation of approximately 27 leased facilities. In connection with these restructuring programs, we recorded restructuring related charges of $10.8 million, $48.2 million and $40.2 million during fiscal 2011, 2010 and 2009, respectively. Of these amounts, $10.8 million, $24.3 million and $36.7 million were recorded for one-time termination benefits and other costs during fiscal 2011, 2010 and 2009, respectively, and $23.9 million and $3.5 million were recorded for facilities-related costs during fiscal 2010 and 2009, respectively. The one-time termination benefits for these three restructuring programs have been substantially paid as of January 31, 2011. We expect to pay the facility-related liabilities through fiscal 2018. See Note 16, "Restructuring Reserve," in Notes to Consolidated Financial Statements for further discussion.

Impairment of Goodwill and Intangibles

	Fiscal year Ended January 31, 2011	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2010	Decrease compared to prior fiscal year		Fiscal year Ended January 31, 2009
		$	%		$	%	
				(in millions)			
Impairment of goodwill and intangibles	$ —	$(21.0)	-100%	$21.0	$(107.9)	-84%	$128.9
As a percentage of net revenue	0%			1%			6%

We did not record an impairment charge during fiscal 2011. During fiscal 2010, we recorded an impairment charge of $21.0 million representing the entire goodwill balance of our M&E segment as of April 30, 2009. This goodwill balance related to our M&E segment's fourth quarter fiscal 2009 acquisition of substantially all of the assets of Softimage. During fiscal 2009 we recorded a $128.9 million impairment charge affecting the fourth quarter of fiscal 2009, primarily related to impairment of goodwill associated with our M&E segment.

Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded to goodwill. As of January 31, 2011, a hypothetical 10% decrease in the fair value of our reporting units would not have an impact on the carrying value of goodwill, nor result in impairment of goodwill. See Note 1, "Business and Summary of Significant Accounting Policies," in Notes to Consolidated Financial Statements for further discussion.

Interest and Other Income, Net

The following table sets forth the components of interest and other income, net:

	Fiscal Year Ended January 31,		
	2011	2010	2009
	(in millions)		
Interest and investment income, net	$ 10.9	$10.0	$13.6
Investment impairment	—	—	(5.9)
Gain (loss) on foreign currency	(14.0)	5.0	(1.0)
Other income	3.7	4.1	1.3
Interest and other income, net	$ 0.6	$19.1	$ 8.0

Interest and other income, net, decreased $18.5 million during fiscal 2011, as compared to fiscal 2010, primarily due to foreign currency losses. The loss on foreign currency in fiscal 2011 is primarily due to the impact of re-measuring foreign currency transactions into the functional currency of the corresponding entity, partially offset by the gain on foreign currency derivatives not designated as hedging instruments.

Interest and investment income, net, fluctuates based on average cash and marketable securities balances, average maturities and interest rates. The increase in Interest and investment income, net, during fiscal 2011 as compared to fiscal 2010 is primarily due to the increase in interest income concurrent with the increase in our cash and marketable securities balance.

The increase in interest and other income, net, during fiscal 2010, as compared to fiscal 2009, is primarily due to gains on marketable securities, gains on foreign currency transactions, a gain on the sale of an investment and the impairment of an investment during fiscal 2009. These increases were partially offset by lower interest rate yields on investments during fiscal 2010 as compared to fiscal 2009.

Provision for Income Taxes

We account for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted rates expected to be in effect during the year in which the basis differences reverse.

Our effective tax rate was 22% and 32% during fiscal 2011 and 2010, respectively. Our effective tax rate decreased 10 percentage points from fiscal 2010 to fiscal 2011 primarily due to a change in expected future tax rates, the establishment of the California valuation allowance in fiscal 2010 and a decrease in non-deductible stock-based compensation expense, offset by a decrease in tax benefits from foreign earnings taxed at different rates in fiscal 2011 compared to fiscal 2010. During the first quarter of fiscal 2010, the State of California enacted legislation significantly altering California tax law. As a result of the newly enacted legislation, we expect that in fiscal years 2012 and beyond, income subject to tax in California will be less than under prior tax law and accordingly, deferred tax assets are less likely to be realized.

Our effective tax rate was 32% and 27% during fiscal 2010 and 2009, respectively. Our effective tax rate increased 5 percentage points from fiscal 2009 to fiscal 2010 primarily due to a change in expected future tax rates and the establishment of the California valuation allowance in fiscal 2010 offset by non-deductible goodwill impairment and in-process research and development expenses in fiscal 2009.

Our future effective tax rate may be materially impacted by the amount of benefits and charges from tax amounts associated with our foreign earnings that are taxed at rates different from the federal statutory rate, research credits, state income taxes, the tax impact of stock-based compensation, accounting for uncertain tax positions, business combinations, U.S. Manufacturer's deduction, closure of statute of limitations or settlement of tax audits, changes in valuation allowances and changes in tax law.

At January 31, 2011, we had net deferred tax assets of $147.5 million. We believe that we will generate sufficient future taxable income in appropriate tax jurisdictions to realize these assets.

For additional information regarding our income tax provision, see Note 5, "Income Taxes," in the Notes to Consolidated Financial Statements.

Other Financial Information

In addition to our results determined under U.S. generally accepted accounting principles ("GAAP") discussed above, we believe the following non-GAAP measures are useful to investors in evaluating our operating performance. For the fiscal years ended January 31, 2011, 2010 and 2009, our gross profit, gross margin, income from operations, operating margin, net income and diluted earnings per share on a GAAP and non-GAAP basis were as follows (in millions except for gross margin, operating margin and per share data):

	January 31, 2011	January 31, 2010	January 31, 2009
		(Unaudited)	
Gross profit	$1,755.2	$1,521.9	$2,096.1
Non-GAAP gross profit	$1,790.0	$1,557.9	$2,122.9
Gross margin	90%	89%	91%
Non-GAAP gross margin	92%	91%	92%
Income from operations	$ 271.4	$ 65.6	$ 244.5
Non-GAAP income from operations	$ 418.8	$ 286.8	$ 576.7
Operating margin	14%	4%	11%
Non-GAAP operating margin	21%	17%	25%
Net income	$ 212.0	$ 58.0	$ 183.6
Non-GAAP net income	$ 310.4	$ 229.2	$ 439.5
Diluted earnings per share	$ 0.90	$ 0.25	$ 0.80
Non-GAAP diluted earnings per share	$ 1.32	$ 0.99	$ 1.91

For our internal budgeting and resource allocation process, we use non-GAAP measures to supplement our consolidated financial statements presented on a GAAP basis. These non-GAAP measures do not include certain items that may have a material impact upon our reported financial results. We use non-GAAP measures in making operating decisions because we believe those measures provide meaningful supplemental information regarding our earning potential. In addition, these non-GAAP financial measures facilitate comparisons to our and our competitors' historical results and operating guidance. We also use these measures for purposes of determining company-wide incentive compensation.

There are limitations in using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. The non-GAAP financial measures included above are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. The non-GAAP financial measures are meant to supplement, and be viewed in conjunction with, GAAP financial measures. We urge investors to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures included below, and not to rely on any single financial measure to evaluate our business.

Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures

(in millions except for gross margin, operating margin and per share data):

	Fiscal Year Ended January 31,		
	2011	2010 (Unaudited)	2009
Gross profit	$1,755.2	$1,521.9	$2,096.1
Stock-based compensation expense	2.9	3.1	3.6
Amortization of purchased intangibles(1)	31.9	32.9	23.2
Non-GAAP gross profit	$1,790.0	$1,557.9	$2,122.9
Gross margin	90%	89%	91%
Stock-based compensation expense	0%	0%	0%
Amortization of purchased intangibles	2%	2%	1%
Non-GAAP gross margin	92%	91%	92%
Income from operations	$ 271.4	$ 65.6	$ 244.5
Stock-based compensation expense	80.7	93.6	89.6
Amortization of purchased intangibles(1)	55.9	58.4	46.6
In-process research and development	—	—	26.9
Impairment of goodwill	—	21.0	128.9
Restructuring charges	10.8	48.2	40.2
Non-GAAP income from operations	$ 418.8	$ 286.8	$ 576.7
Operating margin	14%	4%	11%
Stock-based compensation expense	4%	5%	4%
Amortization of purchased intangibles(1)	3%	4%	2%
In-process research and development	0%	0%	1%
Impairment of goodwill	0%	3%	5%
Restructuring charges	0%	1%	2%
Non-GAAP operating margin	21%	17%	25%
Net income	$ 212.0	$ 58.0	$ 183.6
Stock-based compensation expense	80.7	93.6	89.6
Amortization of purchased intangibles(1)	55.9	58.4	46.6
In-process research and development	—	—	26.9
Impairment of goodwill	—	21.0	128.9
Restructuring charges	10.8	48.2	40.2
Establishment of valuation allowance on deferred tax assets	—	21.0	—
Discrete tax provision items	(6.0)	(13.1)	(10.0)
Income tax effect of non-GAAP adjustments	(43.0)	(57.9)	(66.3)
Non-GAAP net income	$ 310.4	$ 229.2	$ 439.5
Diluted net income per share	$ 0.90	$ 0.25	$ 0.80
Stock-based compensation expense	0.34	0.40	0.39
Amortization of purchased intangibles(1)	0.24	0.25	0.20
In-process research and development	—	—	0.12
Impairment of goodwill	—	0.09	0.56
Restructuring charges	0.05	0.21	0.18
Establishment of valuation allowance on deferred tax assets	—	0.09	—
Discrete tax provision items	(0.03)	(0.04)	(0.04)
Income tax effect of non-GAAP adjustments	(0.18)	(0.26)	(0.30)
Non-GAAP diluted net income per share	$ 1.32	$ 0.99	$ 1.91

(1) Amortization of purchased intangibles includes amortization of purchased developed technology, customer relationships, and trade names for acquisitions subsequent to December 2005.

Our non-GAAP financial measures as set forth in the table above exclude the following:

Stock-based compensation expenses. We exclude stock-based compensation expenses from non-GAAP measures primarily because they are non-cash expenses and management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

Amortization of purchased intangibles and in-process research and development expenses. We incur amortization of acquisition-related purchased intangible assets and charges related to in-process research and development primarily in connection with acquisitions of certain businesses and technologies. The amortization of purchased intangibles varies depending on the level of acquisition activity, and management finds it useful to exclude these variable charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

Goodwill impairment. This is a non-cash charge to write-down goodwill to fair value when there was an indication that the asset was impaired. As explained above, management finds it useful to exclude certain non-cash charges to assess the appropriate level of various operating expenses to assist in budgeting, planning and forecasting future periods.

Restructuring charges. These expenses are associated with realigning our business strategies based on current economic conditions. In connection with these restructuring actions, we recognize costs related to termination benefits for former employees whose positions were eliminated, and the closure of facilities and cancelation of certain contracts. We exclude these charges because these expenses are not reflective of ongoing financial results in the current period.

Establishment of a valuation allowance on certain net deferred tax assets. This is a non-cash charge to record a valuation allowance on certain deferred tax assets. As explained above, management finds it useful to exclude certain non-cash charges to assess the appropriate level of various expenses to assist in budgeting, planning and forecasting future periods.

Discrete tax items. We exclude the GAAP tax provision, including discrete items, from the non-GAAP measure of income, and include a non-GAAP tax provision based upon the projected annual non-GAAP effective tax rate. Management believes this approach assists investors in understanding the tax provision and the effective tax rate related to ongoing operations.

Income tax effects on the difference between GAAP and non-GAAP costs and expenses. The income tax effects that are excluded from the non-GAAP measures relate to the tax impact on the difference between GAAP and non-GAAP costs and expenses, primarily due to differences in the timing of when income tax benefits are recognized for stock compensation and purchased intangibles for GAAP and non-GAAP measures.

Liquidity and Capital Resources

Our primary source of cash is from the sale of licenses to our products. Our primary use of cash is payment of our operating costs which consist primarily of employee-related expenses, such as compensation and benefits, as well as general operating expenses for marketing, facilities and overhead costs. In addition to operating expenses, we also use cash to invest in our growth initiatives, which include acquisitions of products, technology and businesses and to fund our stock repurchase program. See further discussion of these items below.

At January 31, 2011, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $1,466.9 million and net accounts receivable of $318.4 million. In addition, we have a U.S. line of credit facility that permits unsecured short-term borrowings of up to $250.0 million. This line of credit agreement contains customary covenants that could restrict the imposition of liens on our assets, and restrict our ability to incur additional indebtedness or make dispositions of assets if we fail to maintain the financial covenants. This credit facility is available for working capital and other business needs. The U.S. line of credit expires in August 2012. In addition to the U.S line of credit, we had a $5.0 million China line of credit that was terminated during the second quarter of fiscal 2011. During fiscal 2011, we had no borrowings or repayments on either of our line of credit facilities. At the beginning of fiscal 2010 we had $52.1 million outstanding on our U.S. and China line of credit facilities. During fiscal 2010, we borrowed $2.2 million under our credit facilities for a total outstanding balance of $54.3 million, all of which we repaid in fiscal 2010. As of January 31, 2011 and 2010, there were no borrowings outstanding under the U.S. and China line of credit facilities.

Our cash and cash equivalents are held by diversified financial institutions globally. Our primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). In addition, Citicorp USA, Inc., an affiliate of Citibank, is the lead lender and agent in the syndicate of our $250.0 million U.S. line of credit.

The increase in our cash, cash equivalents and marketable securities from $1,126.2 million at January 31, 2010 to $1,466.9 million at January 31, 2011 is principally the result of cash generated from operations and the proceeds from the issuance of common stock following stock option exercises and employee stock plan purchases. These increases to cash, cash equivalents and marketable securities were partially offset by cash used for repurchases of our common stock, capital expenditures, and cash used for business combinations and other investing activities. Cash generated from operations was positively impacted by higher net revenue.

The primary source for net cash provided by operating activities of $540.8 million for fiscal 2011 was net income of $212.0 million increased by the effect of non-cash expenses totaling $186.1 million associated with depreciation and amortization and stock-based compensation. In addition, net cash flow provided by changes in operating assets and liabilities was $131.9 million. The primary source of working capital was an increase in deferred revenue due to higher maintenance billings for fiscal 2011 compared to fiscal 2010. The primary working capital uses of cash were increases in accounts receivable due to higher billings in fiscal 2011 compared to fiscal 2010 and an increase in prepaid and other assets.

At January 31, 2011, our short-term investment portfolio had an estimated fair value of $199.2 million and a cost basis of $197.5 million. The portfolio fair value consisted of $47.7 million invested in commercial paper and corporate securities, $47.2 million invested in U.S. government agency securities, $31.3 million invested in mutual funds, $29.0 million invested in certificates of deposit and time deposits with remaining maturities at the date of purchase greater than 90 days and less than one year, $26.0 million invested in U.S treasury securities, $9.1 million invested in sovereign debt, $8.6 million invested in municipal securities and $0.3 million invested in other short-term securities.

At January 31, 2010, Autodesk was invested in The Reserve International Liquidity Fund (the "International Fund") with an estimated fair value of $10.0 million. In mid-September of 2008, the International Fund ceased redemptions after net asset values of the funds decreased below $1 per share. This occurred as a result of the International Fund revaluing their holdings of debt securities issued by Lehman Brothers Holdings, Inc. ("Lehman Brothers"), which filed for Chapter 11 bankruptcy on September 15, 2008, and the resulting unusually high redemption requests on the International Fund. A third party court supervisor was appointed to oversee the accounting and payment administration of the International Fund. On November 30, 2010 a judge entered an order accepting a Settlement Agreement directing the distribution of the remaining funds. On January 20, 2011, we received substantially all of our holdings from the International Fund.

At January 31, 2011, $31.3 million of trading securities were invested in a defined set of mutual funds as directed by the participants in our Deferred Compensation Plan (see Note 6, "Deferred Compensation," in the Notes to Consolidated Financial Statements for further discussion).

Long-term cash requirements for items other than normal operating expenses are anticipated for the following: stock repurchases; the acquisition of businesses, software products, or technologies complementary to our business; capital expenditures, including the purchase and implementation of internal-use software applications; and funding restructuring costs.

Our cash, cash equivalent and marketable securities balances are concentrated in a few locations around the world, with a substantial amount held outside of the U.S. We believe that such dispersion is appropriate and meets our business and liquidity needs. A portion of this cash, cash equivalents and marketable securities could be subject to certain taxes, including U.S. income taxes, in the event we believe repatriation to the U.S. is appropriate.

Our existing cash, cash equivalents and investment balances may decline in fiscal 2012 in the event of a weakening of the global economy or changes in our planned cash outlay. Cash from operations could also be affected by various risks and uncertainties, including, but not limited to the risks detailed in Part I, Item 1A titled "Risk Factors." However, based on our current business plan and revenue prospects, we believe that our existing balances, our anticipated cash flows from operations and our available credit facility will be sufficient to meet our working capital and operating resource expenditure requirements for the next 12 months. Our existing U.S. credit facility is currently $250.0 million of which we have no amounts outstanding. This credit facility is available for working capital and other business needs.

Our revenue, earnings, cash flows, receivables and payables are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy utilizes foreign currency contracts to manage our exposure to foreign currency volatility that exists as part of our ongoing business operations. We utilize cash flow hedge contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. In addition, we use balance sheet hedge contracts to reduce the exchange rate risk associated primarily with foreign currency denominated receivables and payables. As of January 31, 2011 and 2010, we had open cash flow and balance sheet hedge contracts with future settlements within one to twelve months. Contracts were primarily denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. We do not enter into any foreign exchange derivative instruments for trading or speculative purposes. The notional amount of our option and forward contracts was $401.6 million and $258.7 million at January 31, 2011 and 2010, respectively.

Contractual Obligations

The following table summarizes our significant financial contractual obligations at January 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Total	Fiscal Year 2012	Fiscal Years 2013-2014	Fiscal Years 2015-2016	Thereafter
			(in millions)		
Operating lease obligations	$228.7	$ 51.3	$ 76.4	$46.9	$54.1
Purchase obligations	73.3	52.0	17.7	3.6	—
Deferred compensation obligations	31.3	3.4	6.7	7.2	14.0
Pension obligations	20.4	2.2	4.2	4.2	9.8
Other obligations(1)	30.4	10.8	12.9	4.9	1.8
Total(2)	$384.1	$119.7	$117.9	$66.8	$79.7

(1) Other obligations include future sabbatical obligations and asset retirement obligations.

(2) This table generally excludes amounts already recorded on the balance sheet as current liabilities, certain purchase obligations as discussed below, long term deferred revenue and amounts related to income tax liabilities for uncertain tax positions, since we cannot predict with reasonable reliability the timing of cash settlements to the respective taxing authorities (see Note 5 "Income Taxes" to the Notes to Consolidated Financial Statements).

Operating lease obligations consist primarily of obligations for facilities, net of sublease income, computer equipment and other equipment leases.

Purchase obligations are contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on Autodesk and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations relate primarily to hosting services agreements, IT infrastructure costs, marketing costs and contractual software development services.

Deferred compensation obligations relate to amounts held in a rabbi trust under our non-qualified deferred compensation plan. See Note 6 "Deferred Compensation," in our Notes to Consolidated Financial Statements for further information regarding this plan.

Pension obligations relate to our obligations for pension plans outside of the U.S. See Note 15, "Retirement Benefit Plans," in our Notes to Consolidated Financial Statements for further information regarding these obligations.

Purchase orders or contracts for the purchase of supplies and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current procurement or development needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of supplies or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. In addition, we have certain software royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on the number of units shipped or a percentage of the underlying revenue. Royalty expense, included in cost of license and other revenue, was $12.8 million in fiscal 2011, $16.5 million in fiscal 2010 and $17.1 million in fiscal 2009.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

We provide indemnifications of varying scopes and certain guarantees, including limited product warranties. Historically, costs related to these warranties and indemnifications have not been significant, but because potential future costs are highly variable, we are unable to estimate the maximum potential impact of these guarantees on our future results of operations.

Issuer Purchases of Equity Securities

Our Board of Directors approved a stock repurchase program authorizing the cumulative repurchase of up to 184.0 million shares. The purpose of the stock repurchase program is largely to help offset the dilution to net income per share caused by the issuance of stock under our employee stock plans and for such other purposes as may be in the interests of Autodesk and its stockholders, and has the effect of returning excess cash generated from our business to stockholders. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the volume of employee stock option exercises, the trading price of our common stock, cash on hand and available in the U.S., and company defined trading windows. There were 2.0 million repurchases of our common stock during the three months ended January 31, 2011; during the year ended January 31, 2011 we repurchased 9.0 million shares of our common stock. At January 31, 2011, 24.5 million shares remained available for repurchase under the existing repurchase authorization. This program does not have a fixed expiration date. See Note 9, "Stockholder' Equity," in the Notes to Consolidated Financial Statements for further discussion.

Off-Balance Sheet Arrangements

Other than operating leases, we do not engage in off-balance sheet financing arrangements or have any variable-interest entities. As of January 31, 2011 we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our revenue, earnings, cash flows, receivables and payables are subject to fluctuations due to changes in foreign currency exchange rates. Our risk management strategy utilizes foreign currency contracts to manage our exposure to foreign currency volatility that exists as part of our ongoing business operations. We utilize cash flow hedge contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. In addition, we use balance sheet hedge contracts to reduce the exchange rate risk associated primarily with foreign currency denominated receivables and payables. As of January 31, 2011 and 2010, we had open cash flow and balance sheet hedge contracts with future settlements within one to twelve months. Contracts were primarily denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. We do not enter into any foreign exchange derivative instruments for trading or speculative purposes. The notional amount of our option and forward contracts was $401.6 million and $258.7 million at January 31, 2011 and 2010, respectively.

We utilize foreign currency contracts to reduce the exchange rate impact on the net revenue and operating expenses of certain anticipated transactions. A sensitivity analysis performed on our hedging portfolio as of January 31, 2011 indicated that a hypothetical 10% appreciation of the U.S. dollar from its value at January 31, 2011 and 2010 would increase the fair value of our foreign currency contracts by $31.6 million and $24.2 million, respectively. A hypothetical 10% depreciation of the dollar from its value at January 31, 2011 and 2010 would decrease the fair value of our foreign currency contracts by $26.6 million and $13.1 million, respectively.

Interest Rate Risk

Interest rate movements affect both the interest income we earn on our short term investments and, to a lesser extent, the market value of certain longer term securities. At January 31, 2011, we had $1,466.9 million of cash equivalents and marketable securities. With an average cash equivalent investment balance for the quarter of approximately $810.0 million, if interest rates were to increase (decrease) by 10%, this would result in a $0.2 million increase (decrease) in annual interest income. Further, at January 31, 2011, we had approximately $285.0 million invested in a longer term portfolio (with remaining maturities that may be less than one year) which, with 50 and 100 basis point moves, would result in market value changes (gains or losses) of $0.9 million and $1.8 million respectively, over a twelve month period. At January 31, 2010, we had $910.0 million of cash equivalents and marketable securities. With an average investment balance for the quarter of approximately $742.8 million, if interest rates were to increase (decrease) by 10%, this would result in a $0.1 million increase (decrease) in annual interest income. Further, at January 31, 2010, we had approximately $125.6 million invested in a longer term portfolio which, with 50 and 100 basis point moves, would result in market value changes (gains or losses) of $0.2 million over both six and 12 month periods. We do not use derivative financial instruments in our investment portfolio to manage interest rate risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal year ended January 31,		
	2011	2010	2009
	(in millions, except per share data)		
Net revenue:			
License and other	$1,172.1	$ 980.7	$1,603.4
Maintenance	779.7	733.0	711.8
Total net revenue	1,951.8	1,713.7	2,315.2
Cost of revenue:			
Cost of license and other revenue	162.2	172.0	203.7
Cost of maintenance revenue	34.4	19.8	15.4
Total cost of revenue	196.6	191.8	219.1
Gross profit	1,755.2	1,521.9	2,096.1
Operating expenses:			
Marketing and sales	776.0	731.9	900.7
Research and development	496.2	457.5	576.1
General and administrative	200.8	197.7	205.7
Impairment of goodwill and intangibles	—	21.0	128.9
Restructuring	10.8	48.2	40.2
Total operating expenses	1,483.8	1,456.3	1,851.6
Income from operations	271.4	65.6	244.5
Interest and other income, net	0.6	19.1	8.0
Income before income taxes	272.0	84.7	252.5
Provision for income taxes	(60.0)	(26.7)	(68.9)
Net income	$ 212.0	$ 58.0	$ 183.6
Basic net income per share	$ 0.93	$ 0.25	$ 0.81
Diluted net income per share	$ 0.90	$ 0.25	$ 0.80
Shares used in computing basic net income per share	227.6	228.7	225.5
Shares used in computing diluted net income per share	234.2	232.1	230.1

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED BALANCE SHEETS

	January 31, 2011	January 31, 2010
	(in millions, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$1,075.1	$ 838.7
Marketable securities	199.2	161.9
Accounts receivable, net	318.4	277.4
Deferred income taxes	56.8	44.2
Prepaid expenses and other current assets	64.8	57.4
Total current assets	1,714.3	1,379.6
Marketable securities	192.6	125.6
Computer equipment, software, furniture and leasehold improvements, net	84.5	101.6
Purchased technologies, net	57.2	88.0
Goodwill	554.1	542.9
Deferred income taxes, net	90.7	101.9
Other assets	94.2	107.6
	$2,787.6	$2,447.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 76.8	$ 67.8
Accrued compensation	193.1	115.6
Accrued income taxes	28.6	8.4
Deferred revenue	496.2	444.6
Other accrued liabilities	75.1	67.6
Total current liabilities	869.8	704.0
Deferred revenue	91.7	71.9
Long term income taxes payable	139.1	127.2
Other liabilities	77.7	70.6
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value; shares authorized 2.0; none issued or outstanding at January 31, 2011 and 2010	—	—
Common stock and additional paid-in capital, $0.01 par value; shares authorized 750.0; 227.0 outstanding at January 31, 2011 and 228.9 outstanding at January 31, 2010	1,267.2	1,204.3
Accumulated other comprehensive income (loss)	(0.6)	(3.5)
Retained earnings	342.7	272.7
Total stockholders' equity	1,609.3	1,473.5
	$2,787.6	$2,447.2

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal year ended January 31,		
	2011	2010	2009
		(in millions)	
Operating Activities			
Net income	$ 212.0	$ 58.0	$ 183.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Charge for acquired in-process research and development	—	—	26.9
Depreciation and amortization	105.4	111.5	91.8
Stock-based compensation expense	80.7	93.6	89.5
Impairment of goodwill and intangibles	—	21.0	128.9
Restructuring charges, net	10.8	48.2	38.9
Changes in operating assets and liabilities, net of business combinations:			
Accounts receivable	(40.7)	37.3	81.8
Deferred income taxes	(2.1)	(13.5)	(13.8)
Prepaid expenses and other current assets	(12.9)	4.4	(7.8)
Accounts payable and accrued liabilities	83.7	(80.3)	(93.6)
Deferred revenue	71.5	(34.0)	40.8
Accrued income taxes	32.4	0.6	26.9
Net cash provided by operating activities	540.8	246.8	593.9
Investing Activities			
Purchases of marketable securities	(507.2)	(568.9)	(118.6)
Sales of marketable securities	135.3	26.4	75.0
Maturities of marketable securities	275.4	328.7	8.4
Business combinations, net of cash acquired	(13.5)	(18.8)	(364.5)
Capital expenditures	(28.3)	(39.0)	(78.4)
Purchase of equity investment	(4.0)	(11.4)	—
Net cash used in investing activities	(142.3)	(283.0)	(478.1)
Financing Activities			
Proceeds from issuance of common stock, net of issuance costs	120.9	70.0	90.1
Repurchases of common stock	(280.3)	(63.2)	(256.6)
Draws on line of credit	—	2.2	912.4
Repayments of line of credit	—	(54.3)	(860.3)
Net cash used in financing activities	(159.4)	(45.3)	(114.4)
Effect of exchange rate changes on cash and cash equivalents	(2.7)	2.6	(1.7)
Net increase (decrease) in cash and cash equivalents	236.4	(78.9)	(0.3)
Cash and cash equivalents at beginning of fiscal year	838.7	917.6	917.9
Cash and cash equivalents at end of fiscal year	$1,075.1	$ 838.7	$ 917.6
Supplemental cash flow information:			
Net cash paid during the year for income taxes	$ 32.5	$ 42.1	$ 63.4
Supplemental non-cash investing activity:			
Increase in goodwill and corresponding change in other accrued liabilities resulting from adjustments to purchase accounting estimates	$ —	$ 0.7	$ 2.8

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In millions)

	Common stock and additional paid-in capital		Comprehensive Income	Accumulated other comprehensive income (loss)	Retained earnings	Total stockholders' equity
	Shares	Amount				
Balances, January 31, 2008	230.0	$ 998.3		$ 13.8	$ 218.4	$1,230.5
Common shares issued under stock award and stock purchase plans	4.4	90.1				90.1
Compensation expense related to stock options		89.5				89.5
Tax benefits from employee stock plans		(1.4)				(1.4)
Comprehensive income:						
Net income			$183.6		183.6	183.6
Other comprehensive income, net of tax:						
Net loss on derivative instruments, net of tax			(0.2)			
Change in net unrealized gain on marketable securities, net of tax			0.4			
Net change in cumulative foreign currency translation loss			(25.2)			
Other comprehensive income (loss)			(25.0)	(25.0)		(25.0)
Comprehensive income			$158.6			
Repurchase and retirement of common shares	(8.0)	(96.1)			(160.5)	(256.6)
Balances, January 31, 2009	226.4	1,080.4		(11.2)	241.5	1,310.7
Common shares issued under stock award and stock purchase plans	5.2	70.4				70.4
Compensation expense related to stock options		93.6				93.6
Tax benefits from employee stock plans		(3.7)				(3.7)
Comprehensive income:						
Net income			$ 58.0		58.0	58.0
Other comprehensive income, net of tax:						
Net gain on derivative instruments, net of tax			2.5			
Change in net unrealized gain on marketable securities, net of tax			1.5			
Change in unfunded portion of pension plans			(5.9)			
Net change in cumulative foreign currency translation gain			9.6			
Other comprehensive income (loss)			7.7	7.7		7.7
Comprehensive income			$ 65.7			
Repurchase and retirement of common shares	(2.7)	(36.4)			(26.8)	(63.2)
Balances, January 31, 2010	228.9	1,204.3		(3.5)	272.7	1,473.5
Common shares issued under stock award and stock purchase plans	7.1	120.9				120.9
Compensation expense related to stock options		80.7				80.7
Tax benefits from employee stock plans		(0.4)				(0.4)
Comprehensive income:						
Net income			$212.0		212.0	212.0
Other comprehensive income, net of tax:						
Net loss on derivative instruments, net of tax			(3.1)			
Change in net unrealized gain on marketable securities, net of tax			0.9			
Change in unfunded portion of pension plans			(3.9)			
Net change in cumulative foreign currency translation gain			9.0			
Other comprehensive income (loss)			2.9	2.9		2.9
Comprehensive income (loss)			$214.9			
Repurchase and retirement of common shares	(9.0)	(138.3)			(142.0)	(280.3)
Balances, January 31, 2011	227.0	$1,267.2		$ (0.6)	$ 342.7	$1,609.3

See accompanying Notes to Consolidated Financial Statements.

AUTODESK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2011

(Tables in millions of dollars, except per share data, unless otherwise indicated)

Note 1. Business and Summary of Significant Accounting Policies

Business

Autodesk, Inc. ("Autodesk" or the "Company") is a world leading design software and services company, offering customers productive business solutions through powerful technology products and services. The Company serves customers in the architecture, engineering and construction; manufacturing; and digital media and entertainment markets. The Company's sophisticated software products enable its customers to experience their ideas before they are real by allowing them to create and document their designs and to visualize, simulate and analyze real-world performance early in the design process by creating digital prototypes. These capabilities allow Autodesk's customers to optimize and improve their designs, help save time and money, improve quality and foster innovation. Autodesk software products are sold globally, both directly to customers and through a network of resellers and distributors.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Autodesk and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

During the first quarter of fiscal 2011, Autodesk reclassified certain costs of revenue, which primarily included reclassifying shipping and fulfillment expenses from "Cost of license and other revenue" to "Cost of maintenance revenue," due to a change in the Company's cost allocation methodology. These expenses have been reclassified in the Consolidated Statements of Operations for the fiscal years ended January 31, 2010 and 2009, to conform to the current period presentation as follows:

	2010	2009
Increase (Decrease) to Expense		
Cost of license and other revenue	$(7.9)	$(6.5)
Cost of maintenance revenue	7.9	6.5

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in Autodesk's consolidated financial statements and notes thereto. These estimates are based on information available as of the date of the consolidated financial statements. On a regular basis, management evaluates these estimates and assumptions. Actual results may differ materially from these estimates.

Examples of significant estimates and assumptions made by management involve the determination of the fair value of goodwill, financial instruments, long-lived assets and other intangible assets, the realizability of deferred tax assets and the fair value of stock awards (see "Stock-Based Compensation Expense" within this Note 1 and Note 4 "Employee and Director Stock Plans," for further discussion). We also make assumptions, judgments and estimates in determining the accruals for uncertain tax positions, variable compensation, partner incentive programs, product returns reserves, allowances for doubtful accounts, asset retirement obligations and legal contingencies.

Foreign Currency Translation

The assets and liabilities of Autodesk's foreign subsidiaries are translated from their respective functional currencies into U.S. dollars at the rates in effect at the balance sheet date, and revenue and expense amounts are translated at weighted average rates during the period. Foreign currency translation adjustments are recorded as other comprehensive income (loss).

Gains and losses realized from foreign currency transactions, those transactions denominated in currencies other than the foreign subsidiary's functional currency, are included in interest and other income, net.

Derivative Financial Instruments

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to hedge a majority of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. These instruments have maturities between one to 12 months in the future. Autodesk does not enter into any derivative instruments for trading or speculative purposes.

Autodesk utilizes foreign currency contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. These contracts, which are designated and documented as cash flow hedges, qualify for hedge accounting treatment. The effectiveness of the cash flow hedge contracts is assessed quarterly using regression analysis as well as other timing and probability criteria. To receive cash flow hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges are expected to be highly effective in offsetting changes to future cash flows on hedged transactions. The gross gains and losses on these hedges are included in "Accumulated other comprehensive income (loss)" and are reclassified into earnings at the time the forecasted revenue or expense is recognized. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, Autodesk reclassifies the gain or loss on the related cash flow hedge from "Accumulated other comprehensive income (loss)" to "Interest and other income, net" in the Company's Consolidated Financial Statements at that time.

In addition to the cash flow hedges described above, contracts which are not designated as hedging instruments are marked-to-market at the end of each fiscal quarter, with gains and losses recognized as other income or expense, net. These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivative instruments are intended to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables.

The bank counterparties in all contracts expose Autodesk to credit-related losses in the event of their nonperformance. However, to mitigate that risk, Autodesk only contracts with counterparties who meet the Company's minimum requirements under its counterparty risk assessment process. Autodesk monitors ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on Autodesk's on-going assessment of counterparty risk, the Company will adjust its exposure to various counterparties.

Cash and Cash Equivalents

Autodesk considers all highly liquid investments with insignificant interest rate risk and remaining maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Marketable Securities

Marketable securities are stated at fair value. Marketable securities maturing within one year that are not restricted are classified as current assets. Auction rate securities with an estimated fair value of $4.2 million at January 31, 2011 are classified as non-current marketable securities; for additional information see Note 2, "Financial Instruments and Hedging Activities."

Autodesk determines the appropriate classification of its marketable securities at the time of purchase and re-evaluates such classification as of each balance sheet date. Autodesk carries all "available-for-sale securities" at fair value, with unrealized gains and losses, net of tax, reported in stockholders' equity until disposition or maturity. Autodesk carries all "trading securities" at fair value, with unrealized gains and losses, recorded in "Interest and other income, net" in the Company's Consolidated Statements of Operations.

All of Autodesk's marketable securities are subject to a periodic impairment review. The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Autodesk considers various factors in determining whether to recognize an impairment charge, including the length of time and extent to which the fair value has been less than Autodesk's cost basis, the financial condition and near-term prospects of the investee, and Autodesk's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in the market value. Autodesk did not record any other-than temporary impairment charges during fiscal 2011 and fiscal 2010. For additional information, see "Concentration of Credit Risk" within this Note 1 and Note 2, "Financial Instruments and Hedging Activities."

Accounts Receivable, Net

Accounts receivable, net, consisted of the following as of January 31:

	2011	2010
Trade accounts receivable	$363.0	$316.5
Less: Allowance for doubtful accounts	(4.2)	(4.6)
Product returns reserve	(10.6)	(11.8)
Partner programs and other obligations	(29.8)	(22.7)
Accounts receivable, net	$318.4	$277.4

Allowances for uncollectible trade receivables are based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with problem accounts.

The product returns reserves are based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors.

Partner program and other obligations are primarily related to partner incentives that use quarterly attainment monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period.

Concentration of Credit Risk

Autodesk places its cash, cash equivalents and marketable securities in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings and limits the amounts invested with any one institution, type of security and issuer.

Geographical concentrations of consolidated cash, cash equivalents and marketable securities held by Autodesk as of January 31:

	2011	2010
United States	14%	12%
Other Americas	1%	2%
Europe, Middle East and Africa ("EMEA")	49%	48%
Asia Pacific ("APAC")	36%	38%

Autodesk's primary commercial banking relationship is with Citibank and its global affiliates ("Citibank"). The Company's cash and cash equivalents are held by diversified financial institutions globally. Citicorp USA, Inc., an affiliate of Citibank, is the lead lender and agent in the syndicate of Autodesk's $250.0 million U.S. line of credit facility.

At January 31, 2011, Autodesk's investment portfolio included auction rate securities with an estimated fair value of $4.2 million. See Note 2, "Financial Instruments and Hedging Activities," for further discussion of Autodesk's financial instruments including its auction rate securities.

Autodesk's accounts receivable are derived from sales to a large number of resellers, distributors and direct customers in the Americas; EMEA; and APAC geographies. Autodesk performs ongoing evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally does not require collateral from such parties. Total sales to the distributor Tech Data Corporation, and its global affiliates ("Tech Data"), accounted for 16% of Autodesk's consolidated net revenue in fiscal year ended 2011 and 14% for the fiscal years ended 2010 and 2009. The majority of the net revenue from sales to Tech Data relates to Autodesk's Platform Solutions and Emerging Business segment and is for sales made outside of the United States. In addition, Tech Data accounted for 16% and 15% of trade accounts receivable at January 31, 2011 and 2010, respectively. Autodesk believes its business is not substantially dependent on Tech Data. Autodesk's actual customers through Tech Data are the resellers and end users who purchase Autodesk's software licenses and services. Should any of the agreements between Autodesk and Tech Data be terminated for any reason, Autodesk believes that arrangements could be made so that the resellers and end users who currently purchase Autodesk's products through Tech Data would be able to continue to do so under substantially the same terms from one of the many other distributors of Autodesk without substantial disruption to Autodesk.

Computer Equipment, Software, Furniture and Leasehold Improvements, Net

Computer equipment, software and furniture are depreciated using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lease term. Depreciation expense was $47.6 million in fiscal 2011, $50.4 million in fiscal 2010 and $46.2 million in fiscal 2009.

Computer equipment, software, furniture, leasehold improvements and the related accumulated depreciation at January 31 were as follows:

	2011	2010
Computer software, at cost	$ 129.4	$ 127.3
Computer hardware, at cost	123.7	108.5
Leasehold improvements, land and buildings, at cost	121.3	113.7
Furniture and equipment, at cost	43.6	42.9
	418.0	392.4
Less: Accumulated depreciation	(333.5)	(290.8)
Computer software, hardware, leasehold improvements, furniture and equipment, net	$ 84.5	$ 101.6

Costs incurred for computer software developed or obtained for internal use are capitalized for application development activities, if material, and immediately expensed for preliminary project activities and post-implementation activities. These capitalized costs are amortized over the software's expected useful life, which is generally three years.

Software Development Costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses. Autodesk defines establishment of technological feasibility as the completion of a working model. Software development costs incurred subsequent to the establishment of technological feasibility through the period of general market availability of the products are capitalized and generally amortized over a one year period, if material. Autodesk had no capitalized software development costs at January 31, 2011 and January 31, 2010.

Other Intangible Assets, Net

Other intangible assets include purchased technologies, customer relationships, trade names and the related accumulated amortization. These assets are shown as "Purchased technologies, net" and as part of "Other assets" in the Consolidated Balance Sheet. The majority of Autodesk's other intangible assets are amortized to expense over the estimated economic life of the product, which ranges from two to seven years. Amortization expense for purchased technologies, customer relationships and trade names, which is included as a component of cost of revenue, was $57.8 million in fiscal 2011, $61.2 million in fiscal 2010 and $41.5 million in fiscal 2009.

Other intangible assets and related accumulated amortization at January 31 were as follows:

	2011	2010
Purchased technologies, at cost(1)	$ 313.1	$ 311.5
Customer relationships and trade names, at cost(2)	179.1	176.5
	492.2	488.0
Less: Accumulated amortization	(373.4)	(314.9)
Other intangible assets, net	$ 118.8	$ 173.1

(1) Purchased technologies include zero and $4.3 million of in-process research and development technology as of January 31, 2011 and January 31, 2010, respectively. During fiscal 2011, $4.3 million of in-process

2011 Annual Report

research and development assets reached the stage of fully developed technology and began being amortized to expense. In-process research and development is an indefinite lived asset that is held and tested at least annually for impairment until such time that it becomes fully developed technology. Once completed, the technology is amortized to expense over an applicable useful life. Prior to February 1, 2009, Autodesk expensed in-process research and development to research and development expense in the period it was acquired.

(2) Customer relationships and trade names are included in "Other assets" in the Consolidated Balance Sheet.

The weighted average amortization period for purchased technologies, customer relationships and trade names during fiscal 2011 was 3.2 years. Expected future amortization expense for purchased technologies, customer relationships and trade names for each of the fiscal years ended thereafter is as follows:

	Year ending January 31,
2012	$ 50.7
2013	37.0
2014	20.3
2015	8.5
2016	2.2
Thereafter	0.1
Total	$118.8

Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Autodesk assigns goodwill to the reportable segment associated with each business combination, and tests goodwill for impairment annually in its fourth fiscal quarter or more often if circumstances indicate a potential impairment. When assessing goodwill for impairment, Autodesk uses discounted cash flow models that include assumptions regarding reportable segments' projected cash flows ("Income Approach") and corroborates it with the estimated consideration that the Company would receive if there were to be a sale of the reporting segment ("Market Approach"). Variances in these assumptions could have a significant impact on Autodesk's conclusion as to whether goodwill is impaired or the amount of any impairment charge. Impairment charges, if any, result from instances where the fair values of net assets associated with goodwill are less than their carrying values. The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment at many points during the analysis. The value of Autodesk's goodwill could also be impacted by future adverse changes such as: (i) declines in Autodesk's actual financial results, (ii) a sustained decline in Autodesk's market capitalization, (iii) significant slowdown in the worldwide economy or the industries Autodesk serves, or (iv) changes in Autodesk's business strategy or internal financial results forecasts. There was no impairment of goodwill during the year ended January 31, 2011. A hypothetical 10% decrease in the fair value of Autodesk's Platform Solutions and Emerging Business; Manufacturing; Architecture, Engineering and Construction; or Media and Entertainment reporting units would not have an impact on the carrying value, nor result in an impairment, of goodwill shown on Autodesk's balance sheet as of January 31, 2011 for the respective reporting units.

During the fiscal year ended 2010, Autodesk recorded an impairment charge of $21.0 million, representing the entire goodwill balance of the Media and Entertainment ("M&E") segment as of April 30, 2009. During the fiscal year ended January 31, 2009, the carrying value of M&E was deemed to exceed the allocated fair value and Autodesk recorded a $128.2 million goodwill impairment charge. Should our revenue and cash flow projections decline significantly in the future, additional impairment charges may be recorded to goodwill.

The change in the carrying amount of goodwill during the year ended January 31, 2011 is as follows:

	Platform Solutions and Emerging Business	Architecture, Engineering and Construction	Manufacturing	Media and Entertainment	Total
Balance as of January 31, 2010					
Goodwill	$40.2	$224.8	$277.9	$ 149.2	$ 692.1
Accumulated impairment losses	—	—	—	(149.2)	(149.2)
	40.2	224.8	277.9	—	542.9
Goodwill acquired during the year	4.6	—	—	5.5	10.1
Effect of foreign currency translation, purchase accounting adjustments and other	0.5	(0.6)	1.2	—	1.1
Balance as of January 31, 2011					
Goodwill	45.3	224.2	279.1	154.7	703.3
Accumulated impairment losses	—	—	—	(149.2)	(149.2)
	$45.3	$224.2	$279.1	$ 5.5	$ 554.1

The change in the carrying amount of goodwill during the year ended January 31, 2010 is as follows:

	Platform Solutions and Emerging Business	Architecture, Engineering and Construction	Manufacturing	Media and Entertainment	Total
Balance as of January 31, 2009					
Goodwill	$ 36.3	$209.4	$275.8	$ 149.2	$ 670.7
Accumulated impairment losses	—	—	—	(128.2)	(128.2)
	36.3	209.4	275.8	21.0	542.5
Impairment	—	—	—	(21.0)	(21.0)
Goodwill acquired during the year	14.1	3.0	—	—	17.1
Transfer of assets between segments	(10.1)	10.1	—	—	—
Effect of foreign currency translation, purchase accounting adjustments and other	(0.1)	2.3	2.1	—	4.3
Balance as of January 31, 2010					
Goodwill	40.2	224.8	277.9	149.2	692.1
Accumulated impairment losses	—	—	—	(149.2)	(149.2)
	$ 40.2	$224.8	$277.9	$ —	$ 542.9

Purchase accounting adjustments reflect revisions made to the Company's preliminary purchase price allocation during fiscal 2011 and 2010.

Impairment of Long-Lived Assets

At least annually or more frequently as circumstances dictate, Autodesk assesses the recoverability of its long-lived assets by comparing the estimated fair value of such assets against their respective carrying values. Fair value is estimated using the future undiscounted net cash flows associated with the assets. Impairment, if any, is based on the excess of the carrying value over the fair value. There was no impairment of long-lived assets during the years ended January 31, 2011 and 2010.

In addition to the recoverability assessments, Autodesk routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful life assumption will result in increased depreciation and amortization expense in the quarter when such determinations are made, as well as in subsequent quarters.

Deferred Tax Assets

Deferred tax assets arise primarily from tax credits, net operating losses, and timing differences for reserves, accrued liabilities, stock options, purchased technologies and capitalized intangibles, partially offset by the establishment of U.S. deferred tax liabilities on unremitted earnings from certain foreign subsidiaries, deferred tax liabilities associated with tax method change on advance payments, and a valuation allowance against California and Canadian deferred tax assets. They are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce gross deferred tax assets to the amount "more likely than not" expected to be realized.

Revenue Recognition

Autodesk recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is probable. For multiple element arrangements that include software products, Autodesk allocates the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their vendor-specific objective evidence ("VSOE") of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. If Autodesk does not have VSOE of an undelivered software license, revenue recognition is deferred on the entire sales arrangement until all elements for which Autodesk does not have VSOE are delivered. If Autodesk does not have VSOE for undelivered maintenance or services, the revenue for the arrangement is recognized over the longest contractual period in the arrangement. Revenue recognition for significant lines of business is discussed further below.

Autodesk's assessment of likelihood of collection is also a critical element in determining the timing of revenue recognition. If collection is not probable, the revenue will be deferred until the earlier of when collection is deemed probable or cash is received.

License and other revenue are comprised of two components: (1) all forms of product license revenue and (2) other revenue:

(1) All Forms of Product License Revenue

Product license revenue includes: software license revenue from the sale of new seat licenses, upgrades and crossgrades, product revenue for Creative Finishing sales wherein software is bundled with hardware components, and revenue from on-demand collaboration software and services. Autodesk's existing customers who are using a currently supported version of a product can upgrade to the latest release of the product by paying a separate fee at current available prices. An existing customer also has the option to upgrade to a vertical design or model-based design product, which generally has a higher price, for a premium fee; this is referred to as a crossgrade.

Autodesk's product license revenue from distributors and resellers is generally recognized at the time title to Autodesk's product passes to the distributor or reseller, provided all other criteria for revenue recognition are met.

Autodesk establishes reserves for product returns based on historical experience of actual product returns, estimated channel inventory levels, the timing of new product introductions, channel sell-in for applicable markets and other factors. These reserves are recorded as a direct reduction of revenue and accounts receivable at the time the related revenue is recognized.

(2) Other Revenue

Other revenue includes revenue from consulting, training, Autodesk Developers Network and Creative Finishing customer support, and is recognized over time, as the services are performed.

Maintenance Revenue

Maintenance revenue consists of revenue from the Company's maintenance program. Under this program, customers are eligible to receive unspecified upgrades when-and-if-available, downloadable training courses and on-line support. Autodesk recognizes maintenance revenue from its maintenance program ratably over the maintenance service contract periods.

Taxes Collected from Customers

Autodesk nets taxes collected from customers against those remitted to government authorities in our financial statements. Accordingly, taxes collected from customers are not reported as revenue.

Shipping and Handling Costs

Shipping and handling costs are included in cost of revenue for all periods presented.

Stock-based Compensation Expense

On the date of grant, Autodesk measures the fair value of all stock-based payments (including grants of stock options, employee stock purchases related to the employee stock purchase plan ("ESP Plan"), and restricted stock) to employees and directors and records the related expense in Autodesk's Consolidated Statements of Operations. The estimated fair value of stock-based awards is amortized to expense on a straight-line basis over the awards' vesting period. The following table summarizes stock-based compensation expense for fiscal 2011, 2010 and 2009, respectively, as follows:

	Fiscal Year Ended January 31,		
	2011	2010	2009
Cost of license and other revenue	$ 2.9	$ 3.1	$ 3.6
Marketing and sales	35.5	41.1	39.2
Research and development	27.4	30.0	29.3
General and administrative	14.9	19.4	17.4
Stock-based compensation expense related to stock awards and ESP Plan purchases	80.7	93.6	89.5
Tax benefit	(22.0)	(22.2)	(21.6)
Stock-based compensation expense related to stock awards and ESP Plan purchases	$ 58.7	$ 71.4	$ 67.9

In fiscal 2010, Autodesk identified errors in the calculation of stock-based compensation expense. The Company had been incorrectly calculating stock-based compensation expense by applying a weighted average forfeiture rate to the vested portion of stock option awards until the grant's final vest date rather than calculating stock based compensation expense based upon the actual vested portion of the grant date fair value, resulting in an understatement of stock-based compensation expense in certain periods prior to the grant's vest date. The cumulative error from the understatement of stock-based compensation expense related to the periods prior to fiscal 2010 totaled $6.8 million, net of tax effects. Accordingly, additional expenses of $0.4 million for Cost of license and other revenue, $4.4 million for Marketing and sales, $2.9 million for Research and development, $2.1 million for General and Administrative and $3.0 million for additional tax benefit are included in the stock-based compensation expenses in the table above for the fiscal year ended January 31, 2010.

Autodesk uses the Black-Scholes-Merton option-pricing model to estimate the fair value of stock-based awards based on the following assumptions:

	Fiscal Year Ended January 31, 2011		Fiscal Year Ended January 31, 2010		Fiscal Year Ended January 31, 2009	
	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan	Stock Option Plans	ESP Plan
Range of expected volatilities	40 - 45%	33 - 47%	43 - 55%	43 - 73%	37 - 55%	36 - 41%
Range of expected lives (in years)	2.6 - 4.4	0.5 - 2.0	2.7 - 4.0	0.5 - 2.0	2.6 - 4.0	0.5 - 2.0
Expected dividends	0%	0%	0%	0%	0%	0%
Range of risk-free interest rates	0.84 - 1.85%	0.20 - 1.05%	1.02 - 2.42%	0.20 - 0.98%	1.01 - 3.40%	1.29 - 1.85%
Expected forfeitures	10.5 - 13.5%	10.5 - 13.5%	13.5%	13.5%	13.6%	13.6%

Autodesk estimates expected volatility for stock-based awards based on the average of the following two measures. The first is a measure of historical volatility in the trading market for the Company's common stock, and the second is the implied volatility of traded forward call options to purchase shares of the Company's common stock.

Autodesk estimates the expected life of stock-based awards using both exercise behavior and post-vesting termination behavior as well as consideration of outstanding options.

Autodesk did not pay cash dividends in fiscal 2011, 2010 or 2009 and does not anticipate paying any cash dividends in the foreseeable future. Consequently, an expected dividend yield of zero is used in the Black-Scholes-Merton option pricing model.

The risk-free interest rate used in the Black-Scholes-Merton option pricing model for stock-based awards is the historical yield on U.S. Treasury securities with equivalent remaining lives.

Autodesk recognizes expense only for the stock-based awards that are ultimately expected to vest. Therefore, Autodesk has developed an estimate of the number of awards expected to cancel prior to vesting ("forfeiture rate"). The forfeiture rate is estimated based on historical pre-vest cancellation experience and is applied to all stock-based awards. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expenses incurred were $18.8 million in fiscal 2011, $18.4 million in fiscal 2010 and $16.4 million in fiscal 2009.

Net Income Per Share

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding for the period, including restricted stock awards and excluding stock options and restricted stock units. Diluted net income per share is computed based upon the weighted average shares of common shares outstanding for the period and potentially dilutive common shares, including the effect of stock options and restricted stock units under the treasury stock method.

Accounting Standards Adopted in Fiscal 2011

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the fiscal year ended January 31, 2011 that are of significance or potential significance to the Company.

Recently Issued Accounting Standards

In December 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2010-29 regarding Accounting Standards Codification ("ASC") Topic 805 "Business Combinations." This ASU updates accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Early adoption is permitted. Autodesk will adopt the new disclosures under ASU 2010-29 effective February 1, 2011. Autodesk believes that the adoption of this guidance will not have a material impact on its consolidated statements of financial position, results of operations or cash flows. The impact of ASU 2010-29 on Autodesk's disclosures will be dependent on the size of the business combinations that it consummates subsequent to the adoption of the standard.

In December 2010, the FASB issued ASU 2010-28 regarding ASC Topic 350 "Intangibles – Goodwill and Other." This ASU updates accounting guidance related to the calculation of the carrying amount of a reporting unit when performing the first step of a goodwill impairment test. More specifically, this update will require an entity to use an equity premise when performing the first step of a goodwill impairment test and if a reporting unit has a zero or negative carrying amount, the entity must assess and consider qualitative factors and whether it is more likely than not that a goodwill impairment exists. The new accounting guidance is effective for public entities, for impairment tests performed during entities' fiscal years (and interim periods within those years) that begin after December 15, 2010. Autodesk will adopt the changes under ASU 2010-28 effective February 1, 2011. Autodesk believes that the adoption of this guidance will not have a material impact on its consolidated statements of financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06 regarding ASC Topic 820 "Fair Value Measurements and Disclosures." This ASU requires additional disclosure regarding significant transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, this ASU requires the Company to present separately information about purchases, sales, issuances, and settlements (on a gross basis rather than as one net number) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 clarifies existing disclosures regarding fair value measurement for each class of assets and liabilities and the valuation techniques and inputs used to measure fair value for recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This update also includes conforming amendments to the guidance on employers' disclosures about postretirement benefit plan asset (Subtopic 715-20). The changes under ASU 2010-06 were effective for Autodesk's fiscal year beginning February 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which are effective for Autodesk's fiscal year beginning February 1, 2011. The adoption of the portion of this ASU that was effective as of February 1, 2010 did not have a material impact on Autodesk's consolidated statements of financial position, results of operations or cash flows. Autodesk believes that the adoption of the remaining portion of the ASU that is effective for Autodesk's fiscal year beginning February 1, 2011 will not have a material impact on its consolidated statements of financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU 2009-13 regarding ASC Subtopic 605-25 "Revenue Recognition—Multiple-element Arrangements." This ASU addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. In October 2009, the FASB also issued ASU 2009-14 regarding ASC Topic 985 "Software: Certain Revenue Arrangements That Include Software Elements." This ASU modifies the scope of ASC Subtopic 985-605, "Software Revenue Recognition," to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. The changes under ASU 2009-13 and 2009-14 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Autodesk will adopt the changes under ASU 2009-13 and 2009-14 effective February 1, 2011. Autodesk believes that the adoption of ASU 2009-13 and 2009-14 will not have a material impact on its consolidated statements of financial position, results of operations or cash flows.

Note 2. Financial Instruments and Hedging Activities

Financial Instruments

Market values were determined for each individual security in the investment portfolio. The cost and fair value of Autodesk's financial instruments are as follows:

	January 31, 2011		January 31, 2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Cash and cash equivalents	$1,075.1	$1,075.1	$838.7	$838.7
Marketable securities—short-term	197.5	199.2	164.8	161.9
Marketable securities—long-term	190.8	192.6	124.4	125.6
Foreign currency forward and option contracts	3.9	3.9	2.3	3.9

Autodesk classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date. Marketable securities with remaining maturities of less than 12 months are classified as short-term and marketable securities with remaining maturities greater than 12 months are classified as long-term. Autodesk may sell certain of its marketable securities prior to their stated maturities for strategic purposes or in anticipation of credit deterioration. Foreign currency forward and options contracts are included in "Prepaid expenses and other current assets" in the Consolidated Balance Sheets.

Autodesk has marketable securities that are classified as either "available-for-sale" or "trading securities." At January 31, 2011 and January 31, 2010, Autodesk's short-term investment portfolio included $31.3 million and $26.3 million, respectively, of "trading securities" invested in a defined set of mutual funds directed by the participants in the Company's Deferred Compensation Plan. At January 31, 2011, these securities had net unrealized gains of $1.6 million and a cost basis of $29.7 million. At January 31, 2010, these securities had net unrealized losses of $3.1 million and a cost basis of $29.4 million (see Note 6, "Deferred Compensation").

Marketable securities classified as "available-for-sale securities" include the following securities at January 31, 2011 and 2010:

	January 31, 2011			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term available-for-sale securities:				
Commercial paper and corporate securities	$ 47.6	$ 0.1	$ —	$ 47.7
U.S. treasury securities	26.0	—	—	26.0
Certificates of deposit and time deposits	29.0	—	—	29.0
U.S. government agency securities	47.2	—	—	47.2
Sovereign debt	9.1	—	—	9.1
Municipal securities	8.6	—	—	8.6
Other	0.3	—	—	0.3
	$167.8	$ 0.1	$ —	$167.9
Long-term available-for-sale securities:				
Commercial paper and corporate securities	$152.6	$ 1.5	$ (0.1)	$154.0
U.S. government agency securities	12.7	0.2	—	12.9
Taxable auction-rate securities	4.2	—	—	4.2
Municipal securities	4.7	—	—	4.7
U.S. treasury securities	12.7	0.1	—	12.8
Sovereign debt	3.9	0.1	—	4.0
	$190.8	$ 1.9	$ (0.1)	$192.6

	January 31, 2010			
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Estimated Fair Value
Short-term available-for-sale securities:				
Commercial paper and corporate securities	$ 88.8	$ 0.2	$ —	$ 89.0
Certificates of deposit and time deposits	24.6	—	—	24.6
Money market funds	10.0	—	—	10.0
U.S. government agency securities	8.8	—	—	8.8
Municipal securities	2.8	—	—	2.8
Other	0.4	—	—	0.4
	$135.4	$ 0.2	$ —	$135.6
Long-term available-for-sale securities:				
Corporate securities	94.9	$ 1.0	$ —	$ 95.9
U.S. government agency securities	9.1	0.1	—	9.2
Taxable auction-rate securities	7.6	—	—	7.6
Municipal securities	7.6	0.1	—	7.7
U.S. treasury securities	5.2	—	—	5.2
	$124.4	$ 1.2	$ —	$125.6

The sales or redemptions of "available-for-sale securities" in fiscal 2011 resulted in a gain of $1.7 million. The sales or redemptions of "available-for-sale securities" for fiscal 2010 and 2009 resulted in no gains or losses. The cost of securities sold is based on the specific identification method. Proceeds from the sale and maturity of marketable securities were $410.7 million in fiscal 2011, $355.1 million in fiscal 2010 and $83.4 million in fiscal 2009.

At January 31, 2010, Autodesk was invested in The Reserve International Liquidity Fund (the "International Fund") with an estimated fair value of $10.0 million. In mid-September of 2008, the International Fund ceased redemptions after net asset values of the funds decreased below $1 per share. This occurred as a result of the International Fund revaluing their holdings of debt securities issued by Lehman Brothers Holdings, Inc. ("Lehman Brothers"), which filed for Chapter 11 bankruptcy on September 15, 2008, and the resulting unusually high redemption requests on the International Fund. A third party court supervisor was appointed to oversee the accounting and payment administration of the International Fund. On November 30, 2010 a judge entered an order accepting a Settlement Agreement directing the distribution of the remaining funds. On January 20, 2011, Autodesk received substantially all of its holdings from the International Fund.

At January 31, 2011 and January 31, 2010, Autodesk owned auction rate securities with an estimated fair value of $4.2 million and $7.6 million respectively. During the fiscal year ended January 31, 2011, Autodesk redeemed one of its two auction rate securities with a fair value of $3.4 million. Autodesk's remaining auction rate security is a variable rate debt instrument that has underlying securities with contractual maturities greater than ten years and interest rates that were structured to reset at auction every twenty-eight days. The security, which met Autodesk's investment guidelines at the time the investment was made, has failed to settle in auction since August 2007 and has earned a premium interest rate since that time. While Autodesk expects to recover substantially all of its current holdings, net of reserves, in the auction rate security, it cannot predict when this will occur or the amount the Company will receive. Due to the lack of liquidity of this investment in an active market, it is included in non-current "Marketable securities" on the accompanying Consolidated Balance Sheets. The Company will continue to evaluate its accounting for this investment quarterly.

The following table summarizes the estimated fair value of our "available-for-sale securities" classified by the contractual maturity date of the security:

	January 31, 2011	
	Cost	Fair Value
Due in 1 year	$167.8	$167.9
Due in 1 year through 5 years	186.6	188.4
Due in 5 years through 10 years	—	—
Due after 10 years	4.2	4.2
Total	$358.6	$360.5

As of January 31, 2011 and 2010, Autodesk did not have any securities in a continuous unrealized loss position for greater than twelve months.

Derivative Financial Instruments

Under its risk management strategy, Autodesk uses derivative instruments to manage its short-term exposures to fluctuations in foreign currency exchange rates which exist as part of ongoing business operations. Autodesk's general practice is to hedge a majority of transaction exposures denominated in euros, Japanese yen, Swiss francs, British pounds and Canadian dollars. These instruments have maturities between one to twelve months in the future. Autodesk does not enter into any transactions for derivative instruments for trading or speculative purposes.

The bank counterparties in all contracts expose Autodesk to credit-related losses in the event of their nonperformance. However, to mitigate that risk, Autodesk only contracts with counterparties who meet the Company's minimum requirements under its counterparty risk assessment process. Autodesk monitors ratings, credit spreads and potential downgrades on at least a quarterly basis. Based on Autodesk's on-going assessment of counterparty risk, the Company will adjust its exposure to various counterparties. Autodesk does not have any master netting arrangements in place with collateral features.

Cash Flow Hedges

Autodesk utilizes foreign currency contracts to reduce the exchange rate impact on a portion of the net revenue or operating expense of certain anticipated transactions. These contracts are designated and documented as cash flow hedges. The effectiveness of the cash flow hedge contracts is assessed quarterly using regression analysis as well as other timing and probability criteria. To receive cash flow hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge and the hedges are expected to be highly effective in offsetting changes to future cash flows on hedged transactions. The gross gains and losses on these hedges are included in "Accumulated other comprehensive income (loss)" and are reclassified into earnings at the time the forecasted revenue or expense is recognized. In the event the underlying forecasted transaction does not occur, or it becomes probable that it will not occur, Autodesk reclassifies the gain or loss on the related cash flow hedge from "Accumulated other comprehensive income (loss)" to "Interest and other income (expense), net" in the Company's Consolidated Financial Statements at that time.

The notional amount of these contracts was $345.5 million at January 31, 2011 and $239.1 million at January 31, 2010. Outstanding contracts are recognized as either assets or liabilities on the balance sheet at fair value. The entire net loss of $0.8 million remaining in "Accumulated Other Comprehensive Income (Loss)" as of January 31, 2011 is expected to be recognized into earnings within the next twelve months.

Balance Sheet Hedges

In addition to the cash flow hedges described above, Autodesk uses contracts which are not designated as hedging instruments to reduce the exchange rate risk associated primarily with foreign currency denominated receivables and payables. Forward contracts are marked-to-market at the end of each fiscal quarter with gains and losses recognized as "Interest and other income, net". These derivative instruments do not subject the Company to material balance sheet risk due to exchange rate movements because gains and losses on these derivative instruments are intended to offset the gains or losses resulting from the settlement of the underlying foreign currency denominated receivables and payables. The notional amounts of foreign currency contracts were $56.1 million at January 31, 2011 and $19.6 million at January 31, 2010.

Fair Value of Derivative Instruments:

The fair value of derivative instruments in Autodesk's Consolidated Balance Sheets were as follows as of January 31, 2011 and January 31, 2010:

	Balance Sheet Location	Fair Value at January 31, 2011	Fair Value at January 31, 2010
Derivative Assets			
Foreign currency contracts designated as cash flow hedges	Prepaid expenses and other current assets	$ 5.1	$ 4.3
Derivatives not designated as hedging instruments		—	—
Total derivative assets		5.1	4.3
Derivative Liabilities			
Foreign currency contracts designated as cash flow hedges	Other accrued liabilities	$ 1.2	$ 0.4
Derivatives not designated as hedging instruments		—	—
Total derivative liabilities		$ 1.2	$ 0.4

The effects of derivatives designated as hedging instruments on Autodesk's Consolidated Statements of Operations were as follows for the fiscal years ended January 31, 2011 and 2010, respectively (amounts presented include any income tax effects):

	Foreign Currency Contracts Fiscal Year Ended January 31, 2011	Foreign Currency Contracts Fiscal Year Ended January 31, 2010
Amount of Gain (Loss) Recognized in Accumulated OCI on Derivatives (Effective Portion)	$11.8	$ (2.5)
Amount and Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		
Net revenue	$13.0	$(10.9)
Operating expenses	2.1	4.6
Total	$15.1	$ (6.3)
Amount and Location of Gain (Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)(1)		
Interest and other income (expense), net	$ 0.1	$ 1.3

(1) Includes $1.0 million net gain recognized for the fiscal year ended January 31, 2010 due to previously forecasted transactions that did not occur within the originally specified time period or the additional period of time allowed.

The effects of derivatives not designated as hedging instruments on Autodesk's Consolidated Statements of Operations were as follows for the fiscal years ended January 31, 2011 and 2010, respectively (amounts presented include any income tax effects):

	Foreign Exchange Contracts	
	Fiscal Year Ended January 31,	
	2011	2010
Amount and Location of Gain (Loss) Recognized in Income on Derivative		
Interest and other income, net	$2.3	$0.9

Note 3. Fair Value Measurements

On a recurring basis, Autodesk measures the fair value of certain financial assets and liabilities, which consist of cash equivalents, marketable securities and foreign currency contracts. Autodesk uses a three-tier value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly in active markets; and (Level 3) unobservable inputs for which there is little or no market data, which require Autodesk to develop its own assumptions. When determining fair value, Autodesk uses observable market data and relies on unobservable inputs only when observable market data is not available. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. There have been no transfers between fair value measurement levels during the year ended January 31, 2011.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes Autodesk's investments and financial instruments measured at fair value on a recurring basis as of January 31, 2011:

	Fair Value Measurements at January 31, 2011 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents(1):				
Certificates of deposit and time deposits	$ 97.9	$285.4	$ —	$ 383.3
Commercial paper	—	331.0	—	331.0
Money market funds	—	43.8	—	43.8
Marketable securities:				
Commercial paper and corporate securities	191.6	10.0	—	201.6
U.S. government agency securities	60.1	—	—	60.1
U.S. treasury securities	38.8	—	—	38.8
Certificates of deposit and time deposits	25.0	4.0	—	29.0
Mutual funds	31.3	—	—	31.3
Sovereign debt	—	13.1	—	13.1
Municipal securities	13.4	—	—	13.4
Taxable auction-rate securities	—	—	4.2	4.2
Other	0.3	—	—	0.3
Foreign currency derivative contracts(2)	—	5.1	—	5.1
Total	$458.4	$692.4	$ 4.2	$1,155.0
Liabilities				
Foreign currency derivative contracts(3)	—	1.2	—	1.2
Total	$ —	$ 1.2	$ —	$ 1.2

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets.

(2) Included in "Prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheets.

(3) Included in "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

The following table summarizes Autodesk's investments and financial instruments measured at fair value on a recurring basis as of January 31, 2010:

	Fair Value Measurements at January 31, 2010 Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Cash equivalents(1):				
Certificates of deposit and time deposits	$ 64.0	$208.8	$—	$272.8
Commercial paper	—	299.5	—	299.5
Money market funds	—	49.4	—	49.4
Municipal securities	0.8	—	—	0.8
Marketable securities:				
Commercial paper and corporate securities	115.9	69.0	—	184.9
Certificates of deposit and time deposits	20.0	4.6	—	24.6
U.S. government agency securities	18.0	—	—	18.0
Mutual funds	26.3	—	—	26.3
Municipal securities	10.5	—	—	10.5
Money market funds	—	—	10.0	10.0
Taxable auction-rate securities	—	—	7.6	7.6
U.S. treasury securities and sovereign debt	5.2	—	—	5.2
Other	0.4	—	—	0.4
Foreign currency derivative contracts(2)	—	4.3	—	4.3
Total	$261.1	$635.6	$17.6	$914.3
Liabilities				
Foreign currency derivative contracts(3)	—	0.4	—	0.4
Total	$ —	$ 0.4	$—	$ 0.4

(1) Included in "Cash and cash equivalents" in the accompanying Consolidated Balance Sheets.
(2) Included in "Prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheets.
(3) Included in "Other accrued liabilities" in the accompanying Consolidated Balance Sheets.

Autodesk's cash equivalents and marketable securities are primarily classified within Level 1 or Level 2 of the fair value hierarchy because they are valued primarily using quoted market prices, or alternative pricing sources and models utilizing market observable inputs with reasonable levels of price transparency. The Company's investments held in the International Fund at January 31, 2010 and in auction rate securities at January 31, 2011 and 2010 are designated as Level 3. The Company conducted its fair value assessment of the International Fund using Level 1 and Level 3 inputs. At January 31, 2010, management reviewed the International Fund's underlying portfolio, which was substantially comprised of cash deposited into the U.S. District Court's Registry at the Federal Reserve Bank of New York. Normally, the Company would have classified such investments within Level 1 of the fair value hierarchy. Management evaluated the fair value of its unit interest in the International Fund, considering risk of collection, timing and other factors. These assumptions are inherently subjective and involve significant management judgment. As a result, the Company classified its holdings in the International Fund within Level 3 of the fair value hierarchy. Autodesk's investments in auction rate securities are classified within Level 3 because they are valued using a discounted cash flow model, and some of the inputs to this model are unobservable in the market.

A reconciliation of the change in Autodesk's Level 3 items for the fiscal years ended January 31, 2011 and 2010 was as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Money Market Funds	Taxable Auction-Rate Securities	Total
Balance at January 31, 2009	$ 33.3	$ 7.6	$ 40.9
Transfers into (out of) Level 3	—	—	—
Redemptions(1)	(23.3)	—	(23.3)
Total realized/unrealized gains (losses) included in earnings	—	—	—
Balance at January 31, 2010	10.0	7.6	17.6
Transfers into (out of) Level 3	—	—	—
Redemptions(1)	(11.7)	(3.4)	(15.1)
Total realized/unrealized gains (losses) included in earnings	1.7	—	1.7
Balance at January 31, 2011	$ —	$ 4.2	$ 4.2

(1) The redemptions of $10.0 million and $23.3 million for fiscal years ended January 31, 2011 and 2010, respectively, are from the International Fund.

Note 4. Employee and Director Stock Plans

Stock Plans

As of January 31, 2011, Autodesk maintained two active stock option plans for the purpose of granting equity awards to employees and to non-employee members of Autodesk's Board of Directors: the 2008 Employee Stock Plan, as amended and restated ("2008 Plan"), which is available only to employees, and the 2010 Outside Directors' Option Plan, as amended ("2010 Plan"), which is available only to non-employee directors. Additionally, there are seven expired or terminated plans with options outstanding. The exercise price of all stock options granted under these plans was equal to the fair market value of the stock on the grant date.

The 2008 Plan was originally approved by Autodesk's stockholders in November 2007. On June 10, 2010, Autodesk's stockholders approved amendments to the 2008 Plan, which increased the number of shares reserved for issuance under the plan by 15.5 million shares in addition to 0.5 million shares that remained available for issuance under the plan prior to the amendment, and extended the term of the plan to June 2013. The 2008 Plan permits the grant of stock options, restricted stock units and restricted stock awards; however, no more than 2.5 million of the shares reserved for issuance under the 2008 Plan may be issued pursuant to awards of restricted stock units. Options and restricted stock units granted under the 2008 Plan vest over periods ranging from immediately upon grant to over a four year period and options expire within four to ten years from the date of grant. At January 31, 2011, 15.1 million shares were available for future issuance under the 2008 Plan.

The 2010 Plan, which was approved by the stockholders in June 2009 and replaced the 2000 Directors' Option Plan ("2000 Plan"), became effective March 16, 2010. The 2010 Plan permits the grant of stock options and restricted stock awards to non-employee members of Autodesk's Board of Directors. Options and awards granted under the 2010 Plan vest over periods ranging from one year to over a four year period and options expire within seven years from the date of grant. The 2010 Plan reserved 2.5 million shares of Autodesk common stock, plus 0.5 million shares that remained available for issuance under the 2000 Plan. At January 31, 2011, 2.8 million shares were available for future issuance. The 2010 Plan will expire in March 2020.

The following sections summarize activity under Autodesk's stock plans.

Stock Options:

A summary of stock option activity for the fiscal year ended January 31, 2011 is as follows:

	Number of Shares (in millions)	Weighted average exercise price per share
Options outstanding at January 31, 2010	29.1	$27.56
Granted	6.7	29.71
Exercised	(3.9)	18.92
Cancelled	(1.5)	32.06
Options outstanding at January 31, 2011	30.4	$28.93
Options exercisable at January 31, 2011	17.6	$31.26
Options available for grant at January 31, 2011	17.9	

As of January 31, 2011, total compensation cost of $59.2 million related to non-vested options is expected to be recognized over a weighted average period of 1.9 years. The following table summarizes information about the pre-tax intrinsic value of options exercised, and the weighted average grant date fair value per share of options granted, during the fiscal years ended January 31, 2011, 2010 and 2009. The intrinsic value of options exercised is calculated as the difference between the exercise price of the option and the market value of the stock on the date of exercise. The weighted average grant date fair value of stock options granted is calculated, as of the stock option grant date, using the Black-Scholes-Merton option pricing model.

	Fiscal year ended January 31,		
	2011	2010	2009
Pre-tax intrinsic value of options exercised	$61.9	$18.8	$46.7
Weighted average grant date fair value per share of stock options granted	$9.30	$6.13	$9.82

The following table summarizes information about options outstanding and exercisable at January 31, 2011:

	Options Exercisable				Options Outstanding			
	Number of Shares (in millions)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)	Number of Shares (in millions)	Weighted average contractual life (in years)	Weighted average exercise price	Aggregate intrinsic value(1) (in millions)
Range of per-share exercise prices:								
$0.61 – $16.53	3.5		$11.30		7.4		$13.10	
$17.37 – $29.49	2.8		23.89		8.3		27.10	
$29.50 – $35.00	3.2		32.21		6.1		31.77	
$35.30 – $45.29	7.4		41.53		7.9		41.60	
$47.24 – $49.80	0.7		48.59		0.7		48.61	
	17.6	2.4	$31.26	$187.9	30.4	3.7	$28.93	$380.9

(1) Represents the total pre-tax intrinsic value, based on Autodesk's closing stock price of $40.68 per share as of January 31, 2011, which would have been received by the option holders had all option holders exercised their options as of that date.

These options will expire if not exercised at specific dates ranging through December 2017.

Restricted Stock:

A summary of restricted stock award and restricted stock unit activity for the fiscal year ended January 31, 2011 is as follows:

	Unreleased Restricted Stock	Weighted average grant date fair value
	(in thousands)	
Unreleased restricted stock at January 31, 2010	855	$24.77
Awarded	628	37.48
Released	(30)	22.46
Forfeited	(26)	24.17
Unreleased restricted stock at January 31, 2011	1,427	$30.43

During the fiscal year ended January 31, 2011, Autodesk granted approximately 605,000 restricted stock units under the 2008 Plan. The restricted stock units vest over periods ranging from immediately upon grant to the third anniversary of the date of grant. Restricted stock units are not considered outstanding stock at the time of grant, as the holders of these units are not entitled to any of the rights of a stockholder, including voting rights. The fair value of the restricted stock units are expensed ratably over the vesting period. Autodesk recorded stock-based compensation expense related to restricted stock units of $8.9 million and $1.9 million during fiscal years ended January 31, 2011 and 2010, respectively. As of January 31, 2011, total compensation cost not yet recognized of $22.5 million related to non-vested awards, is expected to be recognized over a weighted average period of 1.3 years. At January 31, 2011, the number of units granted but unreleased was 1,404,000.

During the fiscal year ended January 31, 2011, Autodesk granted approximately 23,000 restricted stock awards under the 2010 Plan. Restricted stock awards granted under the 2010 Plan vest on the first anniversary of the date of grant. Restricted stock awards are considered outstanding at the time of grant, as the stock award holders are entitled to many of the rights of a stockholder, including voting rights. The fair value of the restricted stock awards are expensed ratably over the vesting period. Autodesk recorded stock-based compensation expense related to restricted stock awards of $0.7 million during each of the fiscal years ended January 31, 2011 and 2010, respectively. As of January 31, 2011, total compensation cost not yet recognized of $0.2 million related to non-vested awards, is expected to be recognized over a weighted average period of 0.4 years. At January 31, 2011, the number of awards granted but unreleased was 23,000.

1998 Employee Qualified Stock Purchase Plan ("ESP Plan")

Under Autodesk's ESP Plan, which was approved by stockholders in 1998, eligible employees may purchase shares of Autodesk's common stock at their discretion using up to 15% of their eligible compensation subject to certain limitations, at not less than 85% of fair market value as defined in the ESP Plan. At January 31, 2011, a total of 27.8 million shares were available for future issuance. This amount automatically increases on the first trading day of each fiscal year by an amount equal to the lesser of 10.0 million shares or 2.0% of the total of (1) outstanding shares plus (2) any shares repurchased by Autodesk during the prior fiscal year. Under the ESP Plan, the Company issues shares on the first trading day following March 31 and September 30 of each fiscal year. The ESP Plan expires during fiscal 2018.

Autodesk issued 3.2 million shares under the ESP Plan at an average price of $14.77 per share in fiscal 2011, 3.1 million shares at an average price of $14.41 per share in fiscal 2010, and 2.1 million shares at an average price of $27.32 per share in fiscal 2009. The weighted average grant date fair value of awards granted under the ESP Plan during fiscal 2011, 2010 and 2009, calculated as of the award grant date using the Black-Scholes-Merton option pricing model, was $7.22, $7.19 and $10.40 per share, respectively. Autodesk recorded $18.2 million, $26.6 million and $23.1 million of compensation expense associated with the ESP Plan in fiscal 2011, 2010 and 2009, respectively.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options granted to employees and directors, as well as the number of securities remaining available for future issuance under these plans as of January 31, 2011 (number of securities in millions).

Plan category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	31.1	$28.06	45.7(1)
Equity compensation plans not approved security holders(2)	0.7	10.39	—
Total	31.8	$27.65	45.7

(1) Included in this amount are 27.8 million securities available for future issuance under Autodesk's ESP Plan.
(2) Amounts correspond to Autodesk's Nonstatutory Stock Option Plan, which was terminated by the Board of Directors in December 2004.

Note 5. Income Taxes

The provision for income taxes consists of the following:

	Fiscal year ended January 31, 2011	2010	2009
Federal:			
Current	$16.0	$ 12.3	$ 20.9
Deferred	(8.2)	(33.0)	0.7
State:			
Current	(1.5)	3.0	5.9
Deferred	7.4	7.1	(0.7)
Foreign:			
Current	48.4	34.1	54.2
Deferred	(2.1)	3.2	(12.1)
	$60.0	$ 26.7	$ 68.9

Pursuant to accounting standards related to stock-based compensation, the Company has unrecorded excess stock option tax benefits of $160.6 million as of January 31, 2011. These amounts will be credited to additional paid-in-capital when such amounts reduce cash taxes payable. Foreign pretax income was $321.1 million in fiscal 2011, $253.9 million in fiscal 2010 and $298.5 million in fiscal 2009.

The differences between the U.S. statutory rate and the aggregate income tax provision are as follows:

	Fiscal year ended January 31,		
	2011	2010	2009
Income tax provision at U.S. Federal statutory rate	$ 95.2	$ 29.7	$ 88.3
State income tax expense (benefit), net of the U.S. Federal benefit	1.4	(0.6)	(1.5)
Foreign income taxed at rates different from the U.S. statutory rate	(39.7)	(22.7)	(55.6)
U.S. valuation allowance	2.8	14.9	(0.2)
Non-deductible stock-based compensation	7.9	11.7	11.8
Research and development tax credit benefit	(5.6)	(4.7)	(6.9)
Tax benefit from closure of income tax audits and decreases in uncertain tax positions	(2.8)	(2.5)	(6.2)
Officer compensation in excess of $1.0 million	0.5	0.3	0.2
Goodwill impairment	—	—	30.6
Non-deductible in-process research and development charge	—	—	7.0
Other	0.3	0.6	1.4
	$ 60.0	$ 26.7	$ 68.9

Significant components of Autodesk's deferred tax assets and liabilities are as follows:

	January 31,	
	2011	2010
Nonqualified stock options	$ 69.0	$ 57.5
Research and development tax credit carryforwards	64.0	55.7
Foreign tax credit carryforwards	16.6	26.8
Accrued compensation and benefits	33.7	25.7
Other accruals not currently deductible for tax	18.7	17.8
Purchased technology and capitalized software	22.8	12.7
Fixed assets	15.1	12.0
Tax loss carryforwards	6.3	11.3
Capitalized research and development expenditures	2.5	3.4
Reserves for product returns and bad debts	2.1	2.1
Other	2.6	2.2
Total deferred tax assets	253.4	227.2
Less: valuation allowance	(42.9)	(39.0)
Net deferred tax assets	210.5	188.2
Tax method change on advanced payments	(9.4)	—
Unremitted earnings of foreign subsidiaries	(53.6)	(42.1)
Total deferred tax liability	(63.0)	(42.1)
Net deferred tax assets	$147.5	$146.1

The valuation allowance increased by $3.9 million, $14.3 million and $8.5 million in fiscal 2011, 2010 and 2009, respectively. The fiscal 2011 and fiscal 2010 increase was primarily related to California deferred taxes. During the first quarter of fiscal 2010, the State of California enacted legislation significantly altering California tax law. As a result of the newly enacted legislation, Autodesk expects that in fiscal years 2012 and beyond, income subject to tax in California will be less than under prior tax law and accordingly, deferred tax assets are less likely to be realized. The fiscal 2009 increases were primarily related to Canadian deferred taxes, which Autodesk does not expect to realize.

No provision has been made for federal income taxes on unremitted earnings of certain of Autodesk's foreign subsidiaries (cumulatively $1,030.5 million at January 31, 2011) because Autodesk plans to reinvest such earnings for the foreseeable future. At January 31, 2011, the net unrecognized deferred tax liability for these earnings was approximately $314.5 million.

Realization of the Company's net deferred tax assets of $147.5 million is dependent upon the Company's ability to generate future taxable income in appropriate tax jurisdictions to obtain benefit from the reversal of temporary differences, net operating loss carryforwards and tax credits. The amount of deferred tax assets considered realizable is subject to adjustment in future periods if estimates of future taxable income are reduced.

As of January 31, 2011, Autodesk had $16.9 million of cumulative federal tax loss carryforwards and $351.4 million of cumulative state tax loss carryforwards, which may be available to reduce future income tax liabilities in certain jurisdictions. These federal and state tax loss carryforwards will expire beginning fiscal 2012 through fiscal 2021 and fiscal 2012 through fiscal 2031, respectively.

As of January 31, 2011, Autodesk had $70.4 million of cumulative federal research tax credit carryforwards, $37.6 million of cumulative California state research tax credit carryforwards and $47.9 million of cumulative Canadian federal tax credit carryforwards, which may be available to reduce future income tax liabilities in the respective jurisdictions. The federal credit carryforwards will expire beginning fiscal 2012 through fiscal 2031, the state credit carryforwards may reduce future California income tax liabilities indefinitely, and the Canadian tax credit carryforwards will expire beginning fiscal 2023 through fiscal 2031. Autodesk also has $119.1 million of cumulative foreign tax credit carryforwards, which may be available to reduce future U. S. tax liabilities. The foreign tax credit will expire beginning fiscal 2018 through fiscal 2021.

Utilization of net operating losses and tax credits may be subject to an annual limitation due to ownership change limitations provided in the Internal Revenue Code and similar state provisions. This annual limitation may result in the expiration of net operating losses and credits before utilization.

As a result of certain business and employment actions and capital investments undertaken by Autodesk, income earned in certain countries is subject to reduced tax rates through fiscal 2019. The income tax benefits attributable to the tax status of these business arrangements are estimated to be zero in fiscal 2011, zero in fiscal 2010 and $0.3 million ($0.001 basic net income per share) in fiscal 2009. The income tax benefits were offset partially by accruals of U.S. income taxes on undistributed earnings, among other factors.

During fiscal 2011, Autodesk recognized income tax expense of approximately $2.1 million primarily related to a change in the expected future tax rates and the increase of a valuation allowance against California deferred taxes of $4.9 million partially offset by the closure of audits and other decreases in uncertain tax positions of $2.8 million.

During fiscal 2010, Autodesk recognized income tax expense of approximately $17.7 million primarily related to a change in the expected future tax rates and the establishment of a valuation allowance against

California deferred taxes of $20.2 million partially offset by the closure of audits and other decreases in uncertain tax positions with respect to fiscal 2003 of $2.5 million.

During fiscal 2009, Autodesk recognized income tax benefits of approximately $6.2 million primarily related to closure of audits and other decreases in uncertain tax positions with respect to fiscal 2002 through fiscal 2008.

As of January 31, 2011, the Company had $188.4 million of gross unrecognized tax benefits, of which $175.0 million would impact the effective tax rate, if recognized. It is possible that the amount of unrecognized tax benefits will change in the next twelve months; however an estimate of the range of the possible change cannot be made at this time.

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

	2011	2010	2009
Gross unrecognized tax benefits at the beginning of the fiscal year	$178.2	$169.4	$152.4
Increases for tax positions of prior years	2.0	3.1	1.2
Decreases for tax positions of prior years	(3.5)	(1.9)	(7.0)
Increases for tax positions related to the current year	13.9	11.1	25.8
Decreases for lapse of statute of limitations/audit settlements	(2.2)	(3.5)	(3.0)
Gross unrecognized tax benefits at the end of the fiscal year	$188.4	$178.2	$169.4

It is the Company's continuing practice to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $1.9 million, $2.2 million and $2.4 million, net of tax benefit, accrued for interest and zero accrued for penalties related to unrecognized tax benefits as of January 31, 2011, 2010 and 2009, respectively.

Autodesk and its subsidiaries are subject to income tax in the United States as well as numerous state and foreign jurisdictions. The Company's U.S. and state income tax returns for fiscal year 2003 through fiscal year 2011 remain open to examination. In addition, the Company files tax returns in multiple foreign taxing jurisdictions with open tax years ranging from fiscal year 2002 to 2011.

Note 6. Deferred Compensation

At January 31, 2011, Autodesk had marketable securities totaling $391.8 million, of which $31.3 million related to investments in debt and equity securities that are held in a rabbi trust under non-qualified deferred compensation plans. The total related deferred compensation liability was $31.3 million at January 31, 2011, of which $3.4 million was classified as current and $27.9 million was classified as non-current liabilities. The value of debt and equity securities held in the rabbi trust at January 31, 2010 was $26.3 million. The total related deferred compensation liability at January 31, 2010 was $26.3 million, of which $1.1 million was classified as current and $25.2 million was classified as non-current liabilities. The current and non-current portions of the liability are recorded in the Consolidated Balance Sheets under "Accrued compensation" and "Other liabilities," respectively.

Note 7. Borrowing Arrangements

Autodesk's U.S. line of credit facility permits unsecured short-term borrowings of up to $250.0 million and is available for working capital or other business needs. The credit agreement contains customary covenants, which could restrict liens on Autodesk's assets, and restrict the Company's ability to incur additional indebtedness or make dispositions of assets if Autodesk fails to maintain its financial covenants. At January 31, 2011 and 2010, Autodesk had no outstanding borrowings on this line of credit. This facility expires in August 2012.

During the second quarter of fiscal 2011, Autodesk terminated its $5.0 million China line of credit because it was no longer needed. At January 31, 2010, Autodesk had no outstanding borrowings on this line of credit.

Note 8. Commitments and Contingencies

Lease commitments

Autodesk leases office space and computer equipment under non-cancellable operating lease agreements that expire at various dates through 2023. The leases generally provide that Autodesk pay taxes, insurance and maintenance expenses related to the leased assets. Certain of these lease arrangements contain escalation clauses whereby monthly rent increases over time. At January 31, 2011, the aggregate future minimum lease payments required were as follows:

2012	$ 52.7
2013	44.0
2014	34.6
2015	26.4
2016	21.1
Thereafter	54.1
	232.9
Less: Sublease income	4.2
	$228.7

Rent expense related to these operating leases recognized on a straight-line basis over the lease period, was as follows:

	Fiscal Year Ended January 31,		
	2011	2010	2009
Rent expense	$52.1	$56.8	$73.1

Purchase commitments

In the normal course of business, Autodesk enters into various purchase commitments for goods or services. Total non-cancellable purchase commitments as of January 31, 2011 were approximately $73.3 million for periods through fiscal 2015. These purchase commitments primarily result from contracts for the acquisition of IT infrastructure, marketing and software development services. Of the total purchase commitments, $9.8 million related to a termination fee for an outsource application hosting services agreement entered into during fiscal 2006. This fee is reduced as time lapses during the five-year contract period.

Autodesk has certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is generally based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under cost of license and other revenue on Autodesk's Consolidated Statements of Operations, was $12.8 million in fiscal 2011, $16.5 million in fiscal 2010 and $17.1 million in fiscal 2009.

Indemnifications

In the normal course of business, Autodesk provides indemnifications of varying scopes, including limited product warranties and indemnification of customers against claims of intellectual property infringement made by third parties arising from the use of its products or services. Autodesk accrues for known indemnification issues if a loss is probable and can be reasonably estimated. Historically, costs related to these indemnifications have not been significant, and because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

In connection with the purchase, sale or license of assets or businesses with third parties, Autodesk has entered into or assumed customary indemnification agreements related to the assets or businesses purchased, sold or licensed. Historically, costs related to these indemnifications have not been significant, and because potential future costs are highly variable, Autodesk is unable to estimate the maximum potential impact of these indemnifications on its future results of operations.

As permitted under Delaware law, Autodesk has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at Autodesk's request in such capacity. The maximum potential amount of future payments Autodesk could be required to make under these indemnification agreements is unlimited; however, Autodesk has directors' and officers' liability insurance coverage that is intended to reduce its financial exposure and may enable Autodesk to recover a portion of any future amounts paid. Autodesk believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

Legal Proceedings

Autodesk is involved in a variety of claims, suits, investigations and proceedings in the normal course of business activities including claims of alleged infringement of intellectual property rights, commercial, employment, piracy prosecution, business practices and other matters. In the Company's opinion, resolution of pending matters is not expected to have a material adverse impact on its consolidated results of operations, cash flows or its financial position. However, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially affect its future results of operations, cash flows or financial position in a particular period.

Note 9. Stockholders' Equity

Preferred Stock

Under Autodesk's Certificate of Incorporation, 2.0 million shares of preferred stock are authorized. At January 31, 2011, there were no preferred shares issued or outstanding. The Board of Directors has the authority to issue the preferred stock in one or more series and to fix rights, preferences, privileges and restrictions, including dividends and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders.

Common Stock Repurchase Programs

Autodesk has a stock repurchase program that helps offset the dilution to net income per share caused by the issuance of stock under the Company's employee stock plans and returns excess cash generated from its business to stockholders and for such other purposes as may be in the best interests of Autodesk and its stockholders. During fiscal 2011, Autodesk repurchased and retired 9.0 million shares at an average repurchase price of $31.13 per share, 2.7 million shares in fiscal 2010 at an average repurchase price of $23.63 per share and 8.0 million shares in fiscal 2009 at an average repurchase price of $32.06. Common stock and additional paid-in capital and retained earnings were reduced by $138.3 million and $142.0 million, respectively for the year ended January 31, 2011 and $36.4 million and $26.8 million, respectively, for the year ended January 31, 2010, as a result of the stock repurchases.

At January 31, 2011, 24.5 million shares remained available for repurchase under repurchase plans approved by the Board of Directors. In fiscal 2011, 2010 and 2009, Autodesk repurchased its common stock through open market purchases. The number of shares acquired and the timing of the purchases are based on several factors, including general market conditions, the number of employee stock option exercises, the trading price of Autodesk common stock, cash on hand and available in the United States, and company defined trading windows.

Note 10. Interest and Other Income, net

Interest and other income, net, consists of the following:

	Fiscal Year Ended January 31,		
	2011	2010	2009
Interest and investment income, net	$ 10.9	$10.0	$13.6
Investment impairment	—	—	(5.9)
Gain (loss) on foreign currency	(14.0)	5.0	(1.0)
Other Income	3.7	4.1	1.3
Interest and other income, net	$ 0.6	$19.1	$ 8.0

Note 11. Accumulated Other Comprehensive Income (loss)

Accumulated other comprehensive income (loss), net of taxes, was comprised of the following at January 31:

	January 31,		
	2011	2010	2009
Net gain (loss) on derivative instruments	$(0.8)	$ 2.3	$ (0.2)
Net unrealized gain on available-for-sale securities	2.4	1.5	—
Unfunded portion of pension plans	(9.8)	(5.9)	—
Foreign currency translation adjustments	7.6	(1.4)	(11.0)
Accumulated other comprehensive income (loss)	$(0.6)	$(3.5)	$(11.2)

Note 12. Net Income Per Share

Basic net income per share is computed using the weighted average number of shares of common stock outstanding for the period, including restricted stock awards and excluding stock options and restricted stock units. Diluted net income per share is based upon the weighted average shares of common stock outstanding for the period and potentially dilutive common shares, including the effect of stock options and restricted stock units under the treasury stock method. The following table sets forth the computation of the numerators and denominators used in the basic and diluted net income per share amounts:

	Fiscal Year Ended January 31,		
	2011	2010	2009
Numerator:			
Net income	$212.0	$ 58.0	$183.6
Denominator:			
Denominator for basic net income per share—weighted average shares	227.6	228.7	225.5
Effect of dilutive securities	6.6	3.4	4.6
Denominator for dilutive net income per share	234.2	232.1	230.1
Basic net income per share	$ 0.93	$ 0.25	$ 0.81
Diluted net income per share	$ 0.90	$ 0.25	$ 0.80

The computation of diluted net income per share does not include shares that are anti-dilutive under the treasury stock method because their exercise prices are higher than the average market value of Autodesk's stock during the fiscal year. For the fiscal years ended January 31, 2011, 2010 and 2009, 19.3 million, 21.3 million and 15.8 million potentially anti-dilutive shares, respectively, were excluded from the computation of net income per share.

Note 13. Segments

Autodesk reports segment information based on the "management" approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company's reportable segments. Autodesk has four reportable segments: Platform Solutions and Emerging Business ("PSEB"), Architecture, Engineering and Construction ("AEC"), Manufacturing ("MFG") and Media and Entertainment ("M&E"). Location Services, which Autodesk disposed of in February 2009, is not included in any of the above reportable segments, and is reflected as Other. Autodesk has no material inter-segment revenue.

The PSEB, AEC and MFG segments derive revenue from the sale of licenses for software products and services to customers who design, build, manage or own building, manufacturing and infrastructure projects. Our M&E segment derives revenue from the sale of products to creative professionals, post-production facilities and broadcasters for a variety of applications, including feature films, television programs, commercials, music and corporate videos, interactive game production, web design and interactive web streaming.

PSEB includes Autodesk's horizontal design product, AutoCAD. Autodesk's AutoCAD product is a platform product that underpins the Company's vertical design product offerings for the industries it serves. For example, AEC and MFG offer tailored versions of AutoCAD software for the industries they serve. Autodesk's

AutoCAD product also provides a platform for Autodesk's developer partners to build custom solutions for a range of diverse design-oriented markets. PSEB's revenue primarily includes revenue from sales of licenses of Autodesk's horizontal design products, AutoCAD and AutoCAD LT, as well as many of Autodesk's vertical design products.

AEC software products help to improve the way building, civil infrastructure, process plant and construction projects are designed, built and managed. A broad portfolio of solutions enables greater efficiency, accuracy and sustainability across the entire project lifecycle. Autodesk AEC solutions include advanced technology for building information modeling ("BIM"), AutoCAD-based design and documentation productivity software, sustainable design analysis applications, and collaborative project management solutions. BIM, an integrated process for building and infrastructure design, analysis, documentation and construction, uses consistent, coordination information to improve communication and collaboration between the extended project team. AEC provides a comprehensive portfolio of BIM solutions that help customers deliver projects faster and more economically, while minimizing environmental impact. AEC's revenue primarily includes revenue from the sales of licenses of Autodesk Revit, AutoCAD Civil 3D, AutoCAD Architecture and AutoCAD Map 3D products.

MFG provides the manufacturers in automotive and transportation, industrial machinery, consumer products and building products with comprehensive digital prototyping solutions that brings together design data from all phases of the product development process to develop a single digital model created in Autodesk Inventor software. Autodesk's solutions for digital prototyping enable a broad group of manufacturers to realize benefits with minimal disruption to existing workflows. MFG's revenue primarily includes revenue from the sales of licenses of Autodesk Inventor, AutoCAD Mechanical and Autodesk Moldflow products.

M&E is comprised of two product groups: Animation, including design visualization, and Creative Finishing. Animation products, such as Autodesk 3ds Max and Autodesk Maya, provide tools for digital sculpting, modeling, animation, effects, rendering and compositing, for design visualization, visual effects and games production. Creative Finishing products provide editing, finishing and visual effects design and color grading.

All of Autodesk's reportable segments distribute their respective products primarily through authorized resellers and distributors and, to a lesser extent, through direct sales to end-users.

The accounting policies of the reportable segments are the same as those described in Note 1, "Business and Summary of Significant Accounting Policies." Autodesk evaluates each segment's performance on the basis of gross profit. Autodesk currently does not separately accumulate and report asset information by segment, except for goodwill, which is disclosed in Note 1, "Business and Summary of Significant Accounting Policies."

Information concerning the operations of Autodesk's reportable segments is as follows:

	Fiscal year ended January 31,		
	2011	2010	2009
Net revenue:			
Platform Solutions and Emerging Business	$ 716.2	$ 624.0	$ 900.8
Architecture, Engineering and Construction	568.0	513.3	641.4
Manufacturing	470.0	386.9	488.4
Media and Entertainment	197.6	189.1	262.1
Other(1)	—	0.4	22.5
	$1,951.8	$1,713.7	$2,315.2
Gross profit:			
Platform Solutions and Emerging Business	$ 678.9	$ 589.7	$ 860.7
Architecture, Engineering and Construction	517.6	465.2	592.7
Manufacturing	439.5	358.4	456.9
Media and Entertainment	153.9	144.4	197.6
Unallocated(2)	(34.7)	(35.8)	(11.8)
	$1,755.2	$1,521.9	$2,096.1
Depreciation and amortization:			
Platform Solutions and Emerging Business	$ 3.0	$ 3.1	$ 2.4
Architecture, Engineering and Construction	1.6	1.8	2.1
Manufacturing	2.3	2.5	2.6
Media and Entertainment	1.1	1.8	2.5
Unallocated	97.4	102.3	82.8
	$ 105.4	$ 111.5	$ 92.4

(1) Other primarily consisted of revenue from Autodesk's Location Services division, which Autodesk disposed of in February 2009.

(2) Unallocated amounts primarily relate to corporate expenses and other costs and expenses that are managed outside the reportable segments, including stock-based compensation expense.

Information regarding Autodesk's operations by geographic area is as follows:

	Fiscal year ended January 31,		
	2011	2010	2009
Net revenue:			
Americas			
U.S.	$ 561.6	$ 527.5	$ 646.4
Other Americas	139.9	126.9	135.9
Total Americas	701.5	654.4	782.3
Europe, Middle East and Africa	782.8	671.1	1,003.4
Asia Pacific			
Japan	200.6	171.1	213.2
Other Asia Pacific	266.9	217.1	316.3
Total Asia Pacific	467.5	388.2	529.5
Total net revenue	$1,951.8	$1,713.7	$2,315.2

	January 31, 2011	January 31, 2010
Long-lived assets(1):		
Americas		
U.S.	$571.2	$611.3
Other Americas	65.6	78.9
Total Americas	636.8	690.2
Europe, Middle East and Africa		
Switzerland	42.8	49.3
Other Europe, Middle East and Africa	68.5	56.9
Total Europe, Middle East and Africa	111.3	106.2
Asia Pacific	41.9	43.7
Total long-lived assets	$790.0	$840.1

(1) Long-lived assets exclude investments in subsidiaries, deferred tax assets and marketable securities.

Note 14. Business Combinations

The results of operations of the following acquisitions are included in the accompanying Consolidated Statements of Operations since the acquisition dates, and the related assets and liabilities were recorded based upon their relative fair values at their respective acquisition dates. Pro forma financial information has not been presented as their historical operations were not material to Autodesk's Consolidated Financial Statements either individually or in the aggregate. During the fiscal year ended January 31, 2011, the Company acquired two entities, neither of which were individually material, for total consideration $13.5 million.

Fiscal 2010 Acquisitions

PlanPlatform

In November 2009, Autodesk acquired all of the outstanding shares of PlanPlatform Ltd. ("PlanPlatform"), based in Tel Aviv, Israel. PlanPlatform was engaged in the business of designing and developing a web collaboration tool for AutoCAD. The acquisition of PlanPlatform further expanded Autodesk's expertise in emerging technologies and remote application delivery and provided a design team with knowledge of web-based design applications. Autodesk incorporated PlanPlatform into its PSEB segment.

Management's allocation of the purchase price consideration, based on a valuation of the acquired assets and liabilities, was as follows:

PlanPlatform:	
In-process research and development	$ 1.3
Goodwill	14.1
Net tangible assets	2.6
	$18.0

2011 Annual Report

In-process research and development represents incomplete research and development projects that had not reached the stage of fully developed technology and is an indefinite lived asset that is held and tested at least annually for impairment until such time that it becomes fully developed technology. During fiscal 2011, the total in-process research and development related to PlanPlatform of $1.3 million reached the stage of fully developed technology and began being amortized to expense.

The $14.1 million of goodwill, which represents the excess of the purchase price over the fair value of the acquired net tangible and intangible assets, is deductible for tax purposes.

Note 15. Retirement Benefit Plans

Pretax Savings Plan

Autodesk has a 401(k) plan that covers nearly all U.S. employees. Eligible employees may contribute up to 50% of their pretax salary, subject to limitations mandated by the Internal Revenue Service. Autodesk makes voluntary cash contributions and matches a portion of employee contributions in cash. Autodesk's contributions were $6.7 million in fiscal 2011, $7.1 million in fiscal 2010 and $7.8 million in fiscal 2009. Autodesk does not allow participants to invest in Autodesk common stock through the 401(k) plan.

Other Plans

Autodesk provides certain defined benefit pension plans to employees primarily located in countries outside of the U.S. The Company deposits funds for specific plans, consistent with the requirements of local law, with insurance companies or third-party trustees, and accrues for the unfunded portion of the obligation, where material. The assumptions used in calculating the obligation for these plans depend on the local economic environment. The net liability related to the funded status of the plans was approximately $18.2 million and $12.5 million as of January 31, 2011 and 2010, respectively. The projected benefit obligation was $47.3 million and $36.2 million as of January 31, 2011 and 2010, respectively. The related fair value of plan assets was $29.1 million and $23.7 million as of January 31, 2011 and 2010, respectively. Our practice is to fund the pension plans in amounts at least sufficient to meet the minimum requirements of local laws and regulations. The assets of the plans are primarily invested in high quality fixed income investments. Our contributions were approximately $3.5 million, $3.4 million and $3.2 million in fiscal 2011, 2010 and 2009, respectively. As of January 31, 2011, our estimated future benefit payments are an aggregate $10.6 million for fiscal 2012 through fiscal 2016 and an aggregate of $9.8 million for fiscal 2017 through fiscal 2021. Autodesk recorded $9.8 million and $5.9 million of unrealized changes in the unfunded portion of Autodesk's defined benefit plans in fiscal 2011 and fiscal 2010, respectively. The unrealized changes in the unfunded portion of Autodesk's defined benefit plans were not recorded in years prior to fiscal 2010 because the amounts were immaterial.

Autodesk also provides defined contribution plans in certain foreign countries where required by statute. Autodesk's funding policy for foreign defined contribution plans is consistent with the local requirements in each country. Autodesk's contributions to these plans were $13.6 million in fiscal 2011, $13.4 million in fiscal 2010 and $12.0 million in fiscal 2009.

In addition, Autodesk offers a non-qualified deferred compensation plan to certain key employees whereby they may defer a portion (or all) of their annual compensation until retirement or a different date specified by the employee in accordance with terms of the plan. See Note 6, "Deferred Compensation," for further discussion.

Note 16. Restructuring Reserves

During the first quarter of fiscal 2011, Autodesk initiated a restructuring plan in order to further reduce operating costs. The restructuring plan resulted in targeted staff reductions of approximately 200 positions. No leased facilities were consolidated as part of this restructuring ("Fiscal 2011 Plan").

During the second quarter of fiscal 2010, Autodesk initiated a restructuring program in order to reduce its operating costs. This plan resulted in a staff reduction of approximately 430 positions globally and resulted in the consolidation of approximately 32 leased facilities around the world ("Fiscal 2010 Plan").

In the fourth quarter of fiscal 2009, Autodesk initiated a restructuring program in order to reduce its operating costs. This program resulted in a staff reduction of approximately 700 positions globally and resulted in the consolidation of approximately 27 leased facilities ("Fiscal 2009 Plan").

In connection with these restructuring plans, Autodesk recorded restructuring and impairment charges of $10.8 million and $48.2 million during the fiscal years ended January 31, 2011 and 2010, respectively. Of these amounts, $10.8 million and $24.3 million were recorded for one-time termination benefits and other costs during fiscal 2011 and 2010, respectively, and $23.9 million was recorded for facilities-related costs during fiscal 2010. The one-time termination benefits have substantially been paid as of January 31, 2011. Autodesk expects to pay the facility related liabilities through fiscal 2018.

The following table sets forth the restructuring activities for the fiscal years ended January 31, 2011 and 2010.

	Balance at January 31, 2010	Additions	Payments	Adjustments(1)	Balance at January 31, 2011
Fiscal 2011 Plan					
Employee termination costs	$ —	$12.4	$(10.6)	$(0.3)	$ 1.5
Fiscal 2010 Plan					
Employee termination costs	0.8	—	(0.8)	—	—
Lease termination and asset costs	6.1	0.3	(4.3)	(0.4)	1.7
Fiscal 2009 Plan					
Employee termination costs	1.0	—	(0.2)	(0.8)	—
Lease termination and asset costs	8.2	1.0	(4.6)	(1.8)	2.8
Other					
Employee termination costs	0.4	—	(0.3)	(0.1)	—
Lease termination costs	2.9	—	(0.2)	(0.1)	2.6
Total	$19.4	$13.7	$(21.0)	$(3.5)	$ 8.6
Current portion(2)	$11.4				$ 4.8
Non-current portion(2)	8.0				3.8
Total	$19.4				$ 8.6

	Balance at January 31, 2009	Additions	Payments	Adjustments(1)	Balance at January 31, 2010
Fiscal 2010 Plan					
Employee termination costs	$ —	$20.0	$(18.2)	$(1.0)	$ 0.8
Lease termination and asset costs	—	9.9	(3.4)	(0.4)	6.1
Fiscal 2009 Plan					
Employee termination costs	35.4	5.8	(37.8)	(2.4)	1.0
Lease termination and asset costs	2.8	12.2	(6.7)	(0.1)	8.2
Other					
Employee termination costs	0.9	0.3	(0.4)	(0.4)	0.4
Lease termination costs	4.8	0.7	(1.8)	(0.8)	2.9
Total	$43.9	$48.9	$(68.3)	$(5.1)	$19.4
Current portion(2)	$38.4				$11.4
Non-current portion(2)	5.5				8.0
Total	$43.9				$19.4

(1) Adjustments include the impact of foreign currency translation.

(2) The current and non-current portions of the reserve are recorded in the Consolidated Balance Sheets under "Other accrued liabilities" and "Other liabilities," respectively.

Note 17. Selected Quarterly Financial Information (Unaudited)

Summarized quarterly financial information for fiscal 2011 and 2010 is as follows:

2011	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$474.6	$472.8	$476.7	$527.7	$1,951.8
Gross profit	423.3	424.4	428.2	479.3	1,755.2
Income from operations	50.8	79.8	69.2	71.6	271.4
Provision for income taxes	(10.5)	(20.0)	(18.1)	(11.4)	(60.0)
Net income	36.9	59.9	53.6	61.6	212.0
Basic net income per share	$ 0.16	$ 0.26	$ 0.24	$ 0.27	$ 0.93
Diluted net income per share	$ 0.16	$ 0.25	$ 0.23	$ 0.26	$ 0.90
Income from operations includes the following items:					
Stock-based compensation expense	$ 24.3	$ 21.0	$ 17.0	$ 18.4	$ 80.7
Amortization of acquisition related intangibles	13.9	13.6	14.1	14.3	55.9
Restructuring charges	7.1	1.9	—	1.8	10.8

2010	1st quarter	2nd quarter	3rd quarter	4th quarter	Fiscal year
Net revenue	$425.8	$414.9	$416.9	$456.1	$1,713.7
Gross profit	373.5	364.8	371.9	411.7	1,521.9
Income (loss) from operations	(19.4)	2.7	26.3	56.0	65.6
Provision for income taxes	(12.7)	(2.9)	(2.5)	(8.6)	(26.7)
Net income (loss)	(32.1)	10.5	29.5	50.1	58.0
Basic net income (loss) per share	$ (0.14)	$ 0.05	$ 0.13	$ 0.22	$ 0.25
Diluted net income (loss) per share	$ (0.14)	$ 0.05	$ 0.13	$ 0.21	$ 0.25
Income from operations includes the following items:					
Stock-based compensation expense	$ 23.0	$ 21.4	$ 30.3	$ 18.9	$ 93.6
Amortization of acquisition related intangibles	14.7	15.0	15.1	13.6	58.4
Restructuring charges	16.5	26.4	4.9	0.4	48.2
Impairment of goodwill	21.0	—	—	—	21.0
Provision for income taxes includes the following item:					
Establishment of valuation allowance on deferred tax assets	$ (21.0)	$ —	$ —	$ —	$ (21.0)

2011 Annual Report

Note 18. Subsequent Events

On March 1, 2011, Autodesk acquired Scaleform Corporation ("Scaleform") for approximately $36.0 million. Scaleform was a privately held middleware and user interface tools company, whose technology has been licensed in the development of games across all major hardware platforms. The acquisition was structured as a merger, the result of which Autodesk acquired all the outstanding shares of Scaleform's common stock. Scaleform will be integrated into Autodesk's M&E segment.

On March 10, 2011, Autodesk acquired Blue Ridge Numerics, Inc ("Blue Ridge") for approximately $39.0 million, subject to a working capital adjustment. Blue Ridge was a privately held company that designs and sells software that enables mechanical engineers to study fluid flow and thermal performance in virtual prototyping. The acquisition was structured as a merger, the result of which Autodesk acquired all the outstanding shares of Blue Ridge's common and preferred stock. Blue Ridge will be integrated into Autodesk's MFG segment.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited the accompanying consolidated balance sheets of Autodesk, Inc. as of January 31, 2011 and 2010, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended January 31, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Autodesk, Inc. at January 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Autodesk, Inc.'s internal control over financial reporting as of January 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 18, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California
March 18, 2011

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Autodesk, Inc.

We have audited Autodesk, Inc.'s internal control over financial reporting as of January 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Autodesk, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Autodesk, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Autodesk, Inc. as of January 31, 2011 and 2010, and the related consolidated statements of operations, cash flows, and stockholders' equity for each of the three years in the period ended January 31, 2011 of Autodesk, Inc. and our report dated March 18, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Francisco, California
March 18, 2011

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to Autodesk's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) during the quarter ended January 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Our management has concluded that, as of January 31, 2011, our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our independent registered public accounting firm, Ernst & Young, LLP, has issued an audit report on our internal control over financial reporting, which is included in Item 8 herein.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will necessarily prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Autodesk have been detected.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Report because the Registrant will file a definitive proxy statement pursuant to Regulation 14A for Registrant's Annual Meeting of Stockholders, not later than 120 days after the end of the fiscal year covered by this Report (the "Proxy Statement") and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement that specifically address the items set forth herein are incorporated by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal One—Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our Proxy Statement.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information as of March 18, 2011 regarding our executive officers.

Name	Age	Position
Carl Bass	53	Chief Executive Officer, President
Mark J. Hawkins	51	Executive Vice President, Chief Financial Officer
Jan Becker	58	Senior Vice President, Human Resources and Corporate Real Estate
Jay Bhatt	42	Senior Vice President, Architecture, Engineering and Construction
Chris Bradshaw	48	Senior Vice President, Chief Marketing Officer
Moonhie Chin	53	Senior Vice President, Strategic Planning and Operations
Pascal W. Di Fronzo	46	Senior Vice President, General Counsel and Secretary
Amar Hanspal	47	Senior Vice President, Platform Solutions and Emerging Business
Robert Kross	57	Senior Vice President, Manufacturing
Marc Petit	46	Senior Vice President, Media and Entertainment

Carl Bass joined Autodesk in September 1993 and serves as Chief Executive Officer and President. Mr. Bass was named Chief Executive Officer in May 2006. Mr. Bass served as Interim Chief Financial Officer from August 2008 to April 2009. From June 2004 to April 2006, Mr. Bass served as Chief Operating Officer. From February 2002 to June 2004, Mr. Bass served as Senior Executive Vice President, Design Solutions Group. From August 2001 to February 2002, Mr. Bass served as Executive Vice President, Emerging Business and Chief Strategy Officer. From June 1999 to July 2001, he served as President and Chief Executive Officer of Buzzsaw.com, Inc., a spin-off from Autodesk. He has also held other executive positions within Autodesk.

Mark J. Hawkins joined Autodesk in April 2009 and serves as Executive Vice President and Chief Financial Officer. Prior to joining Autodesk, Mr. Hawkins was Chief Financial Officer and Senior Vice President of Finance and Information Technology at Logitech International S.A. from April 2006 to April 2009. Previously he was with Dell Inc. for six years, most recently serving as Vice President of Finance for worldwide procurement and logistics. Prior to joining Dell, Mr. Hawkins was employed by Hewlett-Packard Company for 18 years in finance and business-management roles. Mr. Hawkins is also a director of BMC Software, Inc.

Jan Becker joined Autodesk in September 1992 and has served as Senior Vice President, Human Resources and Corporate Real Estate since June 2000. Ms. Becker previously served in other capacities in the Human Resources Department at Autodesk. Prior to joining Autodesk, Ms. Becker worked both domestically and internationally at a number of high-tech organizations, including Sun Microsystems, Inc., Digital Equipment Corporation and Hewlett-Packard Company.

Jay Bhatt joined Autodesk in August 2001 and serves as Senior Vice President, Architecture, Engineering and Construction. From August 2001 to February 2004, Mr. Bhatt served as Vice President, Corporate Development and Strategic Planning. From March 2000 to July 2001, he served as Chief Financial Officer and senior vice president of Business Development of Buzzsaw.com, Inc., a spin-off of Autodesk. Prior to that, Mr. Bhatt worked as an investment banker and as a transactional attorney.

Chris Bradshaw joined Autodesk in September 1991 and has served as Senior Vice President, Chief Marketing Officer since September 2007. Prior to this, Mr. Bradshaw served as Senior Vice President, Worldwide Marketing from March 2007 to September 2007, as Vice President of Worldwide Marketing from January 2007 to March 2007, as Vice President of Autodesk's Infrastructure Solutions Division (ISD) from February 2003 to January 2007, and from August 2001 to January 2003, he was Vice President of Autodesk Building Collaboration Services. He served as senior vice president of sales and marketing for Buzzsaw.com, Inc., a spin-off of Autodesk, from September 1999 to August 2001 and as sales development director for Autodesk's AEC (Architecture, Engineering and Construction) products in the Asia Pacific region from July 1997 to August 1999. He has also held other executive and non-executive positions at Autodesk.

Moonhie Chin joined Autodesk in February 1989 and has served as Senior Vice President, Strategic Planning and Operations since March 2007. From January 2003 to March 2007, she served as Vice President, Strategic Planning and Operations, and served as Vice President of Business Operations for Location Services from September 2000 to January 2003, and as Vice President of Business Administration from June 1999 to September 2000. She has also held other non-executive positions at Autodesk.

Pascal W. Di Fronzo joined Autodesk in June 1998 and has served as Senior Vice President, General Counsel and Secretary since March 2007. From March 2006 to March 2007 Mr. Di Fronzo served as Vice President, General Counsel and Secretary and served as Vice President, Assistant General Counsel and Assistant Secretary from March 2005 through 2006. Previously, Mr. Di Fronzo served in other business and legal capacities in the Legal Department. Prior to joining Autodesk, he advised high technology and emerging growth companies on business and intellectual property transactions and litigation while in private practice.

Amar Hanspal joined Autodesk in June 1987 and serves as Senior Vice President, Platform Solutions and Emerging Business. From January 2003 to January 2007, Mr. Hanspal served as Vice President of Autodesk Collaboration Solutions. He served as Vice President of Marketing of RedSpark, Inc., a spin-off of Autodesk focused on building a collaborative product development system for the discrete manufacturing industry, from April 2000 to December 2001. He has also held other executive and non-executive positions at Autodesk.

Robert Kross has served as Senior Vice President, Manufacturing since March 2007. Since joining Autodesk in November 1993, Mr. Kross has served as Vice President of the Manufacturing Division from December 2002 to March 2007 and a director in the Manufacturing Division from February 1998 to December 2002. Prior to that, he was President and co-founder of Woodbourne Inc., a provider of parametric design tools that was acquired by Autodesk in 1993.

Marc Petit joined Autodesk in October 2002 and serves as Senior Vice President, Media and Entertainment. He served as Vice President of Product Development and Operations for the Media and Entertainment Division from October 2002 to March 2007. Prior to joining Autodesk, Mr. Petit was Vice President of Operations for Aptilon Health, an online interactive marketing company and held various executive positions at Softimage Inc between 1991 and 2000.

There is no family relationship among any of our directors or executive officers.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the section entitled "Executive Compensation," in our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management," and "Executive Compensation—Equity Compensation Plan Information" in our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the section entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance—Independence of the Board of Directors" in our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the sections entitled "Proposal Two—Ratification of the Appointment of Independent Registered Public Accounting Firm" in our Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

1. *Financial Statements*: The information concerning Autodesk's financial statements, and Report of Ernst & Young LLP, Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Report in Item 8, entitled "Financial Statements and Supplementary Data."

2. *Financial Statement Schedule*: The following financial statement schedule of Autodesk, Inc., for the fiscal years ended January 31, 2011, 2010 and 2009, is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Autodesk, Inc.

Schedule II Valuation and Qualifying Accounts

Schedules not listed above have been omitted because they are not applicable or are not required or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits*: See Item 15(b) below. We have filed, or incorporated into this Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(b) Exhibits:

We have filed, or incorporated into the Report by reference, the exhibits listed on the accompanying Index to Exhibits immediately following the signature page of this Form 10-K.

(c) Financial Statement Schedules: See Item 15(a), above.

2011 Annual Report

ITEM 15(A)(2) FINANCIAL STATEMENT SCHEDULE II

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses or Revenues	Deductions and Write-Offs	Balance at End of Year
		(in millions)		
Fiscal year ended January 31, 2011				
Allowance for doubtful accounts	$ 4.6	$ (0.3)	$ 0.1	$ 4.2
Product returns reserves	11.8	38.9	40.1	10.6
Restructuring	19.4	13.7	24.5	8.6
Fiscal year ended January 31, 2010				
Allowance for doubtful accounts	$ 8.6	$ 1.7	$ 5.7	$ 4.6
Product returns reserves	12.5	42.9	43.6	11.8
Restructuring	43.9	48.9	73.4	19.4
Fiscal year ended January 31, 2009				
Allowance for doubtful accounts	$ 7.8	$ 5.1	$ 4.3	$ 8.6
Product returns reserves	14.3	53.1	54.9	12.5
Restructuring	5.6	43.0	4.7	43.9

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTODESK, INC.

By: /s/ CARL BASS

Carl Bass
Chief Executive Officer and President

Dated: March 18, 2011

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Carl Bass and Mark J. Hawkins each as his or her attorney-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities as of March 18, 2011.

Signature	Title
/s/ CARL BASS **Carl Bass**	Chief Executive Officer and President (Principal Executive Officer)
/s/ MARK J. HAWKINS **Mark J. Hawkins**	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ CRAWFORD W. BEVERIDGE **Crawford W. Beveridge**	Director (Non-executive Chairman of the Board)
/s/ J. HALLAM DAWSON **J. Hallam Dawson**	Director
/s/ PER-KRISTIAN HALVORSEN **Per-Kristian Halvorsen**	Director
/s/ SEAN M. MALONEY **Sean M. Maloney**	Director
/s/ MARY T. MCDOWELL **Mary T. McDowell**	Director
/s/ CHARLES ROBEL **Charles Robel**	Director
/s/ STEVEN M. WEST **Steven M. West**	Director

Index to Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Autodesk, Inc., Switch Acquisition Corporation and Moldflow Corporation (*incorporated by reference to Exhibit 2.1 filed with the Registrant's Current Report on Form 8-K filed on May 2, 2008*)
3.1	Amended and Restated Certificate of Incorporation of Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006*)
3.2	Amended and Restated Bylaws of Registrant (*incorporated by reference to Exhibit 3.1 filed with the Registrant's Current Report on Form 8-K filed on June 14, 2010*)
10.1*	Registrant's 1996 Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2005*)
10.2*	Registrant's 1996 Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.3*	Registrant's 1998 Employee Qualified Stock Purchase Plan, as amended on September 17, 2009 (*incorporated by reference to Exhibit 10.3 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.4*	Registrant's 1998 Employee Qualified Stock Purchase Plan Forms of Agreement (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.5*	Registrant's 1998 Employee Qualified Stock Purchase Plan Form of Agreement (non-U.S. Employees) (*incorporated by reference to Exhibit 10.5 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.6*	Registrant's 2000 Directors' Option Plan, as amended (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.7*	Registrant's 2000 Directors' Option Plan Forms of Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.8*	Registrant's 2006 Employee Stock Plan (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on November 15, 2005*)
10.9*	Registrant's 2006 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 20, 2007*)
10.10*	Registrant's 2008 Employee Stock Plan, as amended and restated (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2010*)
10.11*	Registrant's 2008 Employee Stock Plan Forms of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2008*)
10.12*	Registrant's 2008 Employee Stock Plan Form of Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on February 6, 2009*)
10.13*	Registrant's 2008 Employee Stock Plan Forms of Restricted Stock Unit Agreements (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on June 18, 2008*)
10.14*	Registrant's 2008 Employee Stock Plan Forms of Agreement (non-U.S. Employees) (*incorporated by reference to Exhibit 10.14 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)

Exhibit No.	Description
10.15*	Text of amendment to certain stock option agreements (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on September 22, 2006*)
10.16*	Amendments to certain stock option agreements (*incorporated by reference to Exhibit 10.16 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.17*	Registrant's 2010 Outside Directors' Stock Plan (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 16, 2009*)
10.18*	Autodesk, Inc. 2010 Outside Directors' Stock Plan Form of Stock Option Agreement (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on March 31, 2010*)
10.19*	Autodesk, Inc. 2010 Outside Directors' Stock Plan Form of Restricted Stock Award Agreement (*incorporated by reference to Exhibit 10.2 filed with the Registrant's Current Report on Form 8-K filed on March 31, 2010*)
10.20*	Form of Promise to Make Cash Payment and Option Amendment (U.S. Employees) (*incorporated by reference to Exhibit 99.1 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007*)
10.21*	Form of Promise to Make Cash Payment and Option Amendment (Canadian Employees) (*incorporated by reference to Exhibit 99.2 filed with the Registrant's Current Report on Form 8-K filed on July 27, 2007*)
10.22*	Registrant's Executive Incentive Plan, as amended and restated (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on June 14, 2010*)
10.23*	Registrant's 2005 Non-Qualified Deferred Compensation Plan, as amended and restated, effective as of January 1, 2008, as further amended and restated, effective as of December 31, 2008, as further amended and restated, effective as of January 1, 2010 (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2009*)
10.24*	Participants, target awards and payout formulas for fiscal year 2011 under the Registrant's Executive Incentive Plan (*incorporated by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 31,2010*)
10.25*	Description of sales commission plan with Ken Bado for fiscal Year 2011 (*incorporated by reference to Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 31,2010*)
10.26*	Separation Agreement between Ken Bado and Autodesk, Inc. entered into on January 28, 2011 (*filed herewith*)
10.27*	Executive Change in Control Program, as amended and restated (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current report on Form 8-K filed on December 15, 2010*)
10.28*	Description of annual cash compensation paid to non-employee directors (*incorporated by reference to Item 1.01 of the Registrant's Current Report on Form 8-K filed on June 14, 2006 and Item 5.02 of the Registrant's Current Report on Form 8-K filed on March 18, 2009*)
10.29*	Form of Indemnification Agreement executed by Autodesk and each of its officers and directors (*incorporated by reference to Exhibit 10.8 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2005*)
10.30*	Amended and Restated Employment Agreement between Registrant and Carl Bass dated December 12, 2008 (*incorporated by reference to Exhibit 10.26 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2009*)
10.31*	Registrant's Equity Incentive Deferral Plan as amended and restated effective as of June 12, 2008 (*incorporated by reference to Exhibit 10.4 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008*)

Exhibit No.	Description
10.32	Office Lease between Registrant and the J.H.S. Trust for 111 McInnis Parkway, San Rafael, CA, as amended (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2004*)
10.33	Fourth Amendment to Lease between Registrant and the J.H.S. Holdings L.P. for 111 McInnis Parkway, San Rafael, CA (*incorporated by reference to Exhibit 10.3 filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2010)*
10.34	Credit Agreement between Registrant and CITIBANK, N.A. dated as of August 30, 2005 (*incorporated by reference to Exhibit 10.1 filed with the Registrant's Current Report on Form 8-K filed on August 23, 2007*)
21.1	List of Subsidiaries *(filed herewith)*
23.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP) *(filed herewith)*
24.1	Power of Attorney (contained in the signature page to this Annual Report)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (*filed herewith*)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 (*filed herewith*)
32.1†	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *(filed herewith)*
101.INS ††	XBRL Instance Document
101.SCH ††	XBRL Taxonomy Extension Schema
101.CAL ††	XBRL Taxonomy Extension Calculation Linkbase
101.DEF ††	XBRL Taxonomy Extension Definition Linkbase
101.LAB ††	XBRL Taxonomy Extension Label Linkbase
101.PRE ††	XBRL Taxonomy Extension Presentation Linkbase

* Denotes a management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Autodesk, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

†† The financial information contained in these XBRL documents is unaudited and is furnished, not filed with the Securities and Exchange Commission.

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Board of Directors

Carl Bass
Chief Executive Officer and President,
Autodesk, Inc.

Crawford W. Beveridge
Independent Consultant, and non-Executive
Chairman of the Board,
Autodesk, Inc.

J. Hallam Dawson
Chairman of the Board,
IDI Associates

Per-KristianHalvorsen
Chief Innovation Officer and
Senior Vice President, Intuit, Inc.

Sean M. Maloney
Executive Vice President,
Intel Corporation

Mary T. McDowell
Executive Vice President,
Mobile Phones, Nokia Corporation

Lorrie M. Norrington
Independent Consultant

Charles J. Robel
Independent Consultant

Steven M. West
Founder and Partner, Emerging
Company Partners, LLC

Company Executive Officers

Carl Bass
Chief Executive Officer and President

Jan Becker
Senior Vice President,
Human Resources and Corporate
Real Estate

Jay Bhatt
Senior Vice President, Architecture,
Engineering and Construction

Steven Blum
Senior Vice President,
Worldwide Sales and Services

Chris Bradshaw
Senior Vice President,
Chief Marketing Officer

Moonhie Chin
Senior Vice President, Strategic
Planning and Operations

Pascal W. Di Fronzo
Senior Vice President, General
Counsel and Secretary

Amar Hanspal
Senior Vice President, Platform
Solutions and Emerging Business

Mark J. Hawkins
Executive Vice President,
Chief Financial Officer

Robert "Buzz" Kross
Senior Vice President,
Manufacturing

Marc Petit
Senior Vice President,
Media & Entertainment

Corporate Headquarters

Worldwide Headquarters
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903
USA

Asia Pacific Headquarters
Autodesk Asia Pte Ltd.
3 Fusionopolis Way
#10-21 Symbiosis
Singapore 138633
Singapore

European Headquarters
Autodesk Development Sàrl
Rue du Puits-Godet 6
Case Postale 35
2002 Neuchâtel
Switzerland

Legal Counsel

Wilson Sonsini Goodrich & Rosati Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
USA

Transfer Agent

Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
USA

Independent Registered Public Accounting Firm

Ernst & Young, LLP
560 Mission Street
San Francisco, CA 94105
USA

Notice of Annual Meeting

Held at Autodesk, Inc.'s San Francisco office at The Landmark at One Market Street, 2nd Floor, San Francisco, California, USA, June 16, 2011, 3:00 p.m. Pacific time.

Investor Relations

For more information, including copies of this annual report free of charge, write to us at: Investor Relations Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903, USA; Phone us at +1-415-507-6705; or email us at investor.relations@autodesk.com; or visit our website at: www.autodesk.com.

Autodesk® Autodesk, Inc., 111 McInnis Parkway, San Rafael, CA 94903


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